UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☒  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ____________________________

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to ______________________

OR

☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report  ____________________________

Commission File Number: __________

EUGENIC CORP.
(Exact name of Registrant as specified in its charter)

Ontario, Canada
(Jurisdiction of incorporation or organization)

1 King Street West, Suite 1505
Toronto, Ontario, Canada, M5H 1A1
(Address of principal executive offices)

Sandra J. Hall, Telephone 416.364.4039, Fax 416.364.8244
1 King Street West, Suite 1505, Toronto, Ontario, Canada, M5H 1A1
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Stock, no par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

The number of outstanding shares of the issuer’s common stock as of April 24, 2009 was 24,232,559 shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐    No ☒

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐    No ☐    N/A

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐    No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards by the International Accounting Standards Board ☐	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐     No ☐ N/A

Table of Contents

GENERAL		1
NOTE REGARDING FORWARD-LOOKING STATEMENTS		2
PART I		3
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	3
A.	DIRECTORS AND SENIOR MANAGEMENT	3
B.	ADVISERS	3
C.	AUDITOR	3
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	3
A.	OFFER STATISTICS	3
B.	METHOD AND EXPECTED TIMETABLE	3
ITEM 3	KEY INFORMATION	4
A.	SELECTED FINANCIAL DATA	4
B.	CAPITALIZATION AND INDEBTEDNESS	7
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	7
D.	RISK FACTORS	7
ITEM 4	INFORMATION ON THE COMPANY	14
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	15
B.	BUSINESS OVERVIEW	17
C.	ORGANIZATIONAL STRUCTURE	19
D.	PROPERTY, PLANTS AND EQUIPMENT	19
ITEM 4A	UNRESOLVED STAFF COMMENTS	23
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	23
A.	OPERATING RESULTS	35
B.	LIQUIDITY AND CAPITAL RESOURCES	38
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	39
D.	TREND INFORMATION	39
E.	OFF-BALANCE SHEET ARRANGEMENTS	40
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	40
G.	SAFE HARBOR	40
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	41
A.	DIRECTORS AND SENIOR MANAGEMENT	41
B.	COMPENSATION	41
C.	BOARD PRACTICES	43
D.	EMPLOYEES	49
E.	SHARE OWNERSHIP	49
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	51
A.	MAJOR SHAREHOLDERS	51
B.	RELATED PARTY TRANSACTIONS	52
C.	INTERESTS OF EXPERTS AND COUNSEL	53
ITEM 8	FINANCIAL INFORMATION	53
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	53
B.	SIGNIFICANT CHANGES	53
ITEM 9	THE OFFER AND LISTING	53
A.	OFFER AND LISTING DETAILS	54
B.	PLAN OF DISTRIBUTION	54

ii

C.	MARKETS	54
D.	SELLING SHAREHOLDERS	54
E.	DILUTION	54
F.	EXPENSES OF THE ISSUE	54
ITEM 10	ADDITIONAL INFORMATION	54
A.	SHARE CAPITAL	54
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	57
C.	MATERIAL CONTRACTS	59
D.	EXCHANGE CONTROLS	59
E.	TAXATION	60
F.	DIVIDENDS AND PAYING AGENTS	64
G.	STATEMENT BY EXPERTS	64
H.	DOCUMENTS ON DISPLAY	64
I.	SUBSIDIARY INFORMATION	64
ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	64
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	65
A.	DEBT SECURITIES	65
B.	WARRANTS AND RIGHTS	65
C.	OTHER SECURITIES	65
D.	AMERCIAN DEPOSITORY SHARES	65
PART II		66
ITEM 13	DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES	66
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	66
ITEM 15	CONTROLS AND PROCEDURES	66
ITEM 16	[RESERVED]	66
A.	AUDIT COMMITTEE FINANCIAL EXPERT	66
B.	CODE OF ETHICS	66
C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	66
D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	66
E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	66
F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	66
G.	CORPORATE GOVERNANCE	66
PART III		66
ITEM 17	FINANCIAL STATEMENTS	66
ITEM 18	FINANCIAL STATEMENTS	68
ITEM 19	EXHIBITS	68

iii

GENERAL

In this Registration Statement, references to “we”, “us”, “our”, the “Company”, and “Eugenic” mean Eugenic Corp. and its subsidiaries, unless the context requires otherwise.

We use the Canadian dollar as our reporting currency and our financial statements are prepared in accordance with Canadian generally accepted accounting principles. Note 10 to our annual consolidated financial statements provide a reconciliation of our financial statements to United States generally accepted accounting principles. All monetary references in this document are to Canadian dollars, unless otherwise indicated. All references in this document to “dollars” or “$” or “CDN$” mean Canadian dollars, unless otherwise indicated, and references to “US$” mean United States dollars.

Except as noted, the information set forth in this Registration Statement is as of April 9, 2009 and all information included in this document should only be considered accurate as of such date. Our business, financial condition or results of operations may have changed since that date.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Much of the information included in this Registration Statement is based upon estimates, projections or other “forward-looking statements”. Such forward-looking statements include any projections or estimates made by us and our management in connection with our business operations. These statements relate to future events or our future financial performance. In some cases you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of those terms or other comparable terminology. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Such estimates, projections or other forward-looking statements involve various risks and uncertainties and other factors, including the risks in the section titled “Risk Factors” below, which may cause our actual results, levels of activities, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform those statements to actual results.

The statements contained in Item 4 – “Information on the Company”, Item 5 – “Operating and Financial Review and Prospects” and Item 11 – “Quantitative and Qualitative Disclosures About Market Risk” are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly.

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.           DIRECTORS AND SENIOR MANAGEMENT

The names, business addresses and functions of our current directors and senior management are:

Name/Business Address	Position
Sandra J. Hall 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1	President, Secretary and Director
Milton Klyman 2121 Bathurst Street, Suite 2121 Toronto, Ontario, M5N 2P3	Director, Member of the Audit Committee
William Jarvis 375 East Huron River Drive Belleville, Michigan, 48111	Director, Member of the Audit Committee

B.           ADVISERS

Our principal bankers are TD Canada Trust, 141 Adelaide Street West, Toronto, Ontario Canada M5H 3L5. Our Canadian legal advisers are WeirFoulds LLP, 130 King Street West, Suite 1600, Toronto, Ontario, Canada M9N 1L5 and United States legal advisers are Gottbetter & Partners LLP, 488 Madison Avenue, 12th Floor, New York, New York 10022.

C.           AUDITOR

Our current auditors are Schwartz Levitsky Feldman LLP, Chartered Accountants, 1167 Caledonia Road, Toronto, Ontario, Canada M6A 2X1. They audited our consolidated financial statements for the years ended August 31, 2008 and 2007.  Their governing professional body memberships are the Canadian Institute of Chartered Accountants, the Institute of Chartered Accountants of Ontario, Canadian Public Accountability Board and the Public Company Accounting Oversight Board.  Our auditors for the year ended August 31, 2006 was BDO Dunwoody LLP, Chartered Accountants, 200 Bay Street, Suite 3300, Toronto, Ontario, Canada M5J 2J8.  Their governing professional body memberships are the Canadian Institute of Chartered Accountants, the Institute of Chartered Accountants of Ontario, Canadian Public Accountability Board and the Public Company Accounting Oversight Board.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

A.           OFFER STATISTICS

Not applicable.  This Form 20-F is being filed as a Registration Statement under the Exchange Act.

B.           METHOD AND EXPECTED TIMETABLE

Not applicable.  This Form 20-F is being filed as a Registration Statement under the Exchange Act.

ITEM 3	KEY INFORMATION

A.           SELECTED FINANCIAL DATA

The following table presents selected financial data derived from our Audited Consolidated Financial Statements for the fiscal years ended August 31, 2008, 2007, 2006, 2005, and 2004 and our unaudited interim consolidated financial statements for the three months ended November 30, 2008 and 2007. The unaudited interim consolidated financial statements for the three months ended November 30, 2008 and 2007 are prepared by management. You should read this information in conjunction with our  Audited Consolidated Financial Statements and related notes (Item 17), as well as Item 4: “Information on the Company” and Item 5: “Operating and Financial Review and Prospects” of this Registration Statement.

Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) in Canadian dollars. Note 10 to the audited annual consolidated financial statements provides descriptions of material measurement differences between Canadian GAAP and US generally accepted accounting principles (“US GAAP”) as they relate to us and a reconciliation of our consolidated financial statements to US GAAP.

The selected consolidated statement of operations data set forth below for the years ended August 31, 2008 and 2007 and the selected consolidated balance sheet data set forth below as of August 31, 2008 and 2007 is derived from our consolidated financial statements, which have been audited by Schwartz Levitsky Feldman LLP, Chartered Accountants, Toronto, Canada all of which are attached to and forming part of this Registration Statement under Item 17 – Financial Statements.

The selected consolidated statement of operations data set forth below for the years ended August 31, 2006, 2005 and 2004 and the selected consolidated balance sheet data set forth below as of August 31, 2006, 2005 and 2004 is derived from our consolidated financial statements, which have been audited by BDO Dunwoody LLP, Chartered Accountants, Toronto, Canada.

The selected consolidated statement of operations data set forth below for the quarters ended November 30, 2008 and 2007 and the selected consolidated balance sheet data set forth below as of November 30, 2008 and 2007 is derived from our unaudited consolidated financial statements, all of which are attached to and forming part of this Registration Statement under Item 17 – Financial Statements.

EUGENIC CORP.
Presented Pursuant to Canadian Generally Accepted Accounting Principles
(STATED IN CANADIAN DOLLARS)

	YEARS ENDED AUGUST 31,					THREE MONTHS ENDED NOVEMBER 30,
CONSOLIDATED STATEMENT OF OPERATIONS DATA	2008	2007	2006	2005	2004	2008	2007
						(Unaudited)
Revenue	$292	$637	$760	$6,079	$33,079	$65	$71
Income (loss) from oil and gas operations	268	541	311	(1,304)	5,020	18	65
Administrative expenses	12,782	40,691	51,463	74,407	46,320	7,004	6,330
Operating loss for the year	(50,514)	(40,150)	(51,152)	(75,711)	(41,300)	(6,619)	(6,215)
Interest income	-	205	-	-	-	-	-
Income taxes (recovery) future	-	-	-	9,100	(9,100)	-	-
Net loss and comprehensive loss for the year/period	(50,514)	(39,945)	(51,152)	(84,811)	(32,200)	(6,619)	(6,215)
Loss per common share basic and diluted	(0.006)	(0.006)	(0.008)	(0.013)	(0.005)	(0.001)	(0.001)
Weighted average common shares outstanding	7,955,482	6,396,739	6,396,739	6,396,739	6,396,739	8,968,665	6,396,739
BALANCE SHEET INFORMATION
Working capital (deficiency)	(93,634)	(483,860)	(444,839)	(393,763)	(350,219)	(105,865)	(490,119)
Total assets	208,486	9,746	8,298	25,216	94,412	199,792	4,328
Total shareholders’ deficiency	(93,186)	(482,860)	(442,915)	(391,763)	(306,952)	(99,805)	(489,125)

The following table sets forth our selected consolidated financial data as set forth in the preceding table, as reconciled pursuant to United States Generally Accepted Accounting Principles as allowed by Item 1 of Form 20F:

EUGENIC CORP.
Presented Pursuant to United States Generally Accepted Accounting Principles
(STATED IN CANADIAN DOLLARS)

	YEARS ENDED AUGUST 31,					THREE MONTHS ENDED NOVEMBER 30,
CONSOLIDATED STATEMENT OF OPERATIONS DATA	2008	2007	2006	2005	2004	2008	2007
						(Unaudited)
Revenue	$292	$637	$760	$6,079	$33,079	$65	$71
Income (loss) from operations	268	541	311	(1,304)	5,020	18	65
Administrative expenses	12,782	40,691	51,463	74,407	46,320	7,004	6,330
Operating loss for the year	(50,514)	(40,150)	(51,152)	(75,711)	(41,300)	(6,619)	(6,215)
Interest income	-	205	-	-	-	-	-
Income taxes (recovery) future	-	-	-	9,100	(9,100)	-	-
Net loss from operations according to Canadian and United States GAAP	(50,514)	(39,945)	(51,152)	(84,811)	(32,200)	(6,619)	(6,215)
Unrealized gain on marketable securities	-	-	(171)	(1,354)	(3,505)	-	-
Comprehensive loss according to US GAAP	(50,514)	(39,945)	(51,323)	(86,165)	(35,705)	(6,619)	(6,215)
Net loss per common share basic and diluted	(0.006)	(0.006)	(0.008)	(0.013)	(0.005)	(0.001)	(0.001)
Shares used in the computation of basic and diluted earnings per share	7,955,482	6,396,739	6,396,739	6,396,739	6,396,739	8,968,665	6,396,739
BALANCE SHEET INFORMATION
Working capital deficiency	(93,634)	(483,860)	(444,840)	(393,592)	(348,694)	(105,865)	(490,119)
Total assets per Canadian GAAP	208,486	9,746	8,298	25,216	94,412	199,792	4,328
Unrealized gain on marketable securities	-	-	-	171	1,525	-	-
Write-down of marketable securities	-	-	(1)	-	-	-	-
Total assets per US GAAP	208,486	9,746	8,297	25,387	95,937	199,792	4,328
Total shareholders’ deficiency per Canadian GAAP	(93,186)	(482,860)	(442,915)	(391,763)	(306,952)	(99,805)	(489,125)
Accumulated other comprehensive income:
Unrealized gain on marketable securities	-	-	(1)	171	1,525	-	-
Total shareholders’ deficiency per US GAAP	(93,186)	(482,860)	(442,916)	(391,592)	(305,427)	(99,805)	(489,125)
OTHER FINANCIAL DATA
Cash flow provided by (used in):
Operating activities	(50,414)	(268)	(17,523)	(28,916)	(31,546)	(8,994)	1,818
Investing activities	-	-	11,512	5,160	(7,812)	-	-
Financing activities	252,188	-	-	-	-	-	-

Differences between Generally Accepted Accounting Principles (GAAP) in Canada and the United States

For the years ended August 31, 2008 and 2007 and for the three month periods ended November 30, 2008 and 2007, the preparation of our Audited Consolidated Financial Statements in accordance with US GAAP would not have resulted in differences to the Consolidated Balance Sheet or Consolidated Statement of Loss, Comprehensive Loss and Deficit from our Audited Consolidated Financial Statements prepared using Canadian GAAP.  For the years ended August 31, 2006, 2005 and 2004 the preparation of our  Audited Consolidated Financial Statements in accordance with US GAAP recorded an unrealized (loss) gain on marketable securities in accumulated other comprehensive (loss) income on the consolidated balance sheet and the consolidated statement of loss, comprehensive loss and deficit of $(1), $171 and $1,525, respectively.

Recently Issued United States Accounting Standards are included in Note 10 to our August 31, 2008  Audited Consolidated Financial Statements.

Exchange Rate Information

The exchange rate between the Canadian dollar and the U.S. dollar was CDN$1.2335 per US$1.00 (or US$0.7665 per CDN$1.00) as of April 9, 2009.

The average exchange rates for the periods indicated below (based on the daily noon buying rate for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York) are as follows:

	YEARS ENDED AUGUST 31,					THREE MONTHS ENDED NOVEMBER 30,
	2008	2007	2006	2005	2004	2008	2007
Average exchange rate CDN$ per US$1.00	1.0631	1.0560	1.1066	1.1893	1.3166	1.2370	1.007
Average exchange rate US$ per CDN$1.00	0.9369	0.9440	0.8934	0.8107	0.6834	0.9993	0.7630

The high and low exchange rates between the Canadian dollar and the U.S. dollar for the past six months are as follows:

Month	Exchange rate CDN$ per US$1.00
	Low	High
March 2009	1.2245	1.3054
February 2009	1.2190	1.2710
January 2009	1.1822	1.2749
December 2008	1.1962	1.2971
November 2008	1.1502	1.2849
October 2008	1.0607	1.2942

B.           CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our consolidated capitalization as of February 28, 2009.

Amount (Unaudited)
Debt
Long-term debt (including debt repayable within one year)	$3,505
Shareholders’ equity
Common shares: unlimited common shares without par value authorized, 24,232,559 common shares issued and outstanding	$877,772

Warrants	$378,784
Contributed surplus	$38,000
Deficit	$(716,005)
Total shareholders’ equity
Total capitalization	$578,515

C.           REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.  This Form 20-F is being filed as a Registration Statement under the Exchange Act.

D.           RISK FACTORS

Our securities are highly speculative and subject to a number of risks. You should not consider an investment in our securities unless you are capable of sustaining an economic loss of the entire investment. In addition to the other information presented in this Registration Statement, the following risk factors should be given special consideration when evaluating an investment in our securities.

General Risk Factors

We require additional capital which may not be available to us on acceptable terms, or at all.  Both the exploration and development of oil and gas reserves can be capital-intensive businesses. We intend to satisfy any additional working capital requirements from cash flow and by raising capital through public or private sales of debt or equity securities, debt financing or short-term loans, or a combination of the foregoing.  We have no current arrangements for obtaining additional capital, and no assurance can be given that we will be able to secure additional capital, or on terms which will not be objectionable to us or our shareholders.  Under such circumstances, our failure or inability to obtain additional capital on acceptable terms or at all could have a material adverse effect on us.

We have a history of losses and a limited operating history as an oil and gas exploration and development company which makes it more difficult to evaluate our future prospects.  To date, we have incurred significant losses. We have a limited operating history upon which any evaluation of us and our long-term prospects might be based. We are subject to the risks inherent in the oil and gas industry, as well as the more general risks inherent to the operation of an established business.  We and our prospects must be considered in light of the risks, expenses and difficulties encountered by all companies engaged in the extremely volatile and competitive oil and gas markets. Any future success we might achieve will depend upon many factors, including factors, which may be beyond our control.  These factors may include changes in technologies, price and product competition, developments and changes in the international oil and gas market, changes in our strategy, changes in expenses, fluctuations in foreign currency exchange rates, general economic conditions, and economic and regulatory conditions specific to the areas in which we compete.  To address these risks, we must, among other things, comply with environmental regulations; expand our portfolio of proven oil and gas properties and negotiate additional working interests and prospect participations; and expand and replace depleting oil and gas reserves. There can be no assurance that we will be successful in addressing these risks.

We have significant debt which may make it more difficult for us to obtain future financing or engage in business combination transactions.  We have significant debt obligations.  The degree to which this indebtedness could have consequences on our future prospects includes the effect of such debts on our ability to obtain financing for working capital, capital expenditures or acquisitions. The portion of available cash flow that will need to be dedicated to repayment of indebtedness will reduce funds available for expansion.   If we are unable to meet our debt obligations through cash flow from operations, we may be required to refinance or adopt alternative strategies to reduce or delay capital expenditures, or seek additional equity capital.

Our future operating results are subject to fluctuation based upon factors outside of our control.  Our operating results may in the future fluctuate significantly depending upon a number of factors including industry conditions, oil and gas prices, rate of drilling success, rates of production from completed wells and the timing of capital expenditures.  Such variability could have a material adverse effect on our business, financial condition and results of operations.  In addition, any failure or delay in the realization of expected cash flows from operating activities could limit our future ability to participate in exploration or to participate in economically attractive oil and gas projects.

Our operating results will be affected by foreign exchange rates.  Since energy commodity prices are primarily priced in US dollars, a portion of our revenue stream is affected by U.S./Canadian dollar exchange rates.  We do not hedge this exposure.  While to date this exposure has not been material, it may become so in the future.

Our inability to manage our expected growth could have a material adverse effect on our business operations and prospects.  We may be subject to growth-related risks including capacity constraints and pressure on our internal systems and controls. The ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expend, train and manage our employee base. The inability to deal with this growth could have a material adverse impact on our business, operations and prospects.

To compete in our industry, we must attract and retain qualified personnel.  Our ability to continue our business and to develop a competitive edge in the marketplace depends, in large part, on our ability to attract and retain qualified management and personnel.  Competition for such personnel is intense, and there can be no assurance that we will be able to attract and retain such personnel which may negatively impact our share price. We do not have key-man insurance on any of our employees, directors or senior officers and we do not have written employment agreements with any of our employees, directors or senior officers.

We must continue to institute procedures designed to avoid potential conflicts involving our officers and directors. Some of our directors and officers are or may serve on the board of directors of other companies from time to time. Pursuant to the provisions of the Business Corporations Act (Ontario), our directors and senior officers must disclose material interests in any contract or transaction (or proposed contract or transaction) material to us.  To avoid the possibility of conflicts of interest which may arise out of their fiduciary responsibilities to each of the boards, all such directors have agreed to abstain from voting with respect to a conflict of interest between the applicable companies.  In appropriate cases, we will establish a special committee of independent directors to review a matter in which several directors, or members of management, may have a conflict.

We rely on the expertise of certain persons and must insure that these relationships are developed and maintained.  We are dependent on the advice and project management skills of various consultants and joint venture partners contracted by us from time to time.  Our failure to develop and maintain relationships with qualified consultants and joint venture partners will have a material adverse effect on our business and operating results.

We must indemnify our officers and directors against certain actions.  Our articles contain provisions that state, subject to applicable law, we must indemnify every director or officer, subject to the limitations of the Business Corporations Act (Ontario), against all losses or liabilities that our directors or officers may sustain or incur in the execution of their duties.  Our articles further state that no director or officer will be liable for any loss, damage or misfortune that may happen to, or be incurred by us in the execution of his duties if he acted honestly and in good faith with a view to our best interests. Such limitations on liability may reduce the likelihood of litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to us, though such an action, if successful, might otherwise benefit us and our shareholders.

We do not currently maintain a permanent place of business within the United States. A majority of our directors and officers are nationals or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for investors to enforce within the United States any judgments obtained against our company or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

Risks Factors Relating to Our Common Stock

Our stockholders may have difficulty selling shares of our common stock as there is presently no public trading market for such stock.  Presently, there is no public market for our common stock, and no assurance can be given that a broad and active public trading market for our common stock will develop or be sustained. In addition, our common stock has not been qualified under any applicable state blue-sky laws, and we are under no obligation to so qualify or register our common stock, or otherwise take action to improve the public market for such securities. Our common stock could have limited marketability due to the following factors, each of which could impair the timing, value and market for such securities:  (i) lack of profits, (ii) need for additional capital, (ii) no public market for such securities; (iii) the applicability of certain resale requirements under the applicable Securities Act; and (iv) applicable blue sky laws and the other factors discussed in this Risk Factors section.

We do not anticipate paying dividends on our common stock.  We presently plan to retain all available funds for use in our business, and therefore do not plan to pay any cash dividends with respect to our securities in the foreseeable future.  Hence, investors in our common stock should not expect to receive any distribution of cash dividends with respect to such securities for the foreseeable future.

Our shareholders may experience dilution of their ownership interests because of our future issuance of additional shares of common stock.  Our constating documents authorize the issuance of an unlimited number of shares of common stock, without par value. In the event that we are required to issue additional shares of common stock or securities exercisable for or convertible into additional shares of common stock, enter into private placements to raise financing through the sale of equity securities or acquire additional oil and gas property interests in the future from the issuance of shares of our common stock to acquire such interests, the interests of our existing shareholders will be diluted and existing shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we do issue additional shares, it will cause a reduction in the proportionate ownership and voting power of all existing shareholders.

Prospective investors in our Company should seek independent investment advice.  Independent legal, accounting or business advisors (i) have not been appointed by, and have not represented or held themselves out as representing the interests of prospective investors in connection with this Registration Statement, and (ii) have not “expertized” or held themselves out as “expertizing” any portion of this Registration Statement, nor is our legal counsel providing any opinion in connection with us, our business or the completeness or accuracy of this Registration Statement.  Neither we nor any of our respective officers, directors, employees or agents, including legal counsel, make any representation or expresses any opinion (i) with respect to the merits of an investment in our common stock, including without limitation the proposed value of our common stock; or (ii) that this Registration Statement provides a complete or exhaustive description of us, our business or relevant risk factors which an investor may now or in the future deem pertinent in making his, her or its investment decision.  Any prospective investor in our common stock is therefore urged to engage independent accountants, appraisers, attorneys and other advisors to (a) conduct such due diligence review as such investor may deem necessary and advisable, and (b) to provide such opinions with respect to the merits of an investment in our Company and applicable risk factors upon which such investor may deem necessary and advisable to rely.  We will fully cooperate with any investor who desires to conduct such an independent analysis so long as we determine, in our sole discretion, that such cooperation is not unduly burdensome.

We will incur significant costs as a result of being a public company.  As a public company, we will incur significant accounting, legal, governance, compliance and other expenses that private companies do not incur. In addition, the Sarbanes-Oxley Act of 2002 and the rules subsequently implemented by the Securities and Exchange Commission have required changes in corporate governance practices of public companies. These rules and regulations increase public company’s legal, audit and financial compliance costs and make some activities more time-consuming and costly. For example, as a public company, we are required to adopt policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. These rules and regulations will also make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

Applicable SEC rules governing the trading of “penny stocks” will limit the trading and liquidity of our common stock and may affect the trade price for our common stock.  The Securities and Exchange Commission (“SEC”) has adopted rules which generally define "penny stock" to be any equity security that has a market price (as defined) of less than US$5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities will be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of US$5,000,000 or individuals with a net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with their spouse.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the shares that are subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We expect that the penny stock rules will discourage investor interest in and limit the marketability of our common shares.

In addition to the "penny stock" rules described above, the National Association of Securities Dealer (“NASD”) has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements will make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may limit your ability to buy and sell our shares and have an adverse effect on the market for our shares.

If we fail to comply in a timely manner with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 or to remedy any material weaknesses in our internal controls that we may identify, such failure could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our common stock.  We are in the process of assessing the effectiveness of our internal control over financial reporting in connection with the rules adopted by the Securities and Exchange Commission under Section 404 of the Sarbanes-Oxley Act of 2002. While management anticipates expending significant resources in an effort to complete this important project, there can be no assurance that we will be able to achieve its objective on a timely basis. There also can be no assurance that our auditors will be able to issue an unqualified opinion on management’s assessment of the effectiveness of our internal control over financial reporting.

In addition, in connection with our on-going assessment of the effectiveness of our internal control over financial reporting, we may discover “material weaknesses” in our internal controls as defined in standards established by the Public Company Accounting Oversight Board (“PCAOB”). A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The PCAOB defines “significant deficiency” as a deficiency that results in more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected.

In the event that a material weakness is identified, we will employ qualified personnel and adopt and implement policies and procedures to address any material weaknesses that are identified. However, the process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. We cannot assure you that the measures we will take will remediate any material weaknesses that we may identify or that we will implement and maintain adequate controls over our financial process and reporting in the future.

Any failure to complete an assessment of our internal control over financial reporting, to remediate any material weaknesses that we may identify or to implement new or improved controls, or difficulties encountered in our implementation, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Any such failure also could adversely affect the results of the periodic management evaluations of our internal controls and, in the case of a failure to remediate any material weaknesses that we may identify, would adversely affect the annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting that are required under Section 404 of the Sarbanes-Oxley Act of 2002. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

Risks Factors Relating to Our Business

Our future success is dependent upon our ability to locate, obtain and develop commercially viable oil and gas deposits.  Our future success is dependent upon our ability to economically locate commercially viable oil and gas deposits. We can make no representations, warranties or guaranties that we will be able to consistently identify viable prospects, or that such prospects will be commercially exploitable.  Our inability to consistently identify and exploit commercially viable hydrocarbon deposits would have a material and adverse effect on our business and financial position.

Exploratory drilling activities are subject to substantial risks.  Our expected revenues and cash flows will be principally dependent upon the success of any drilling and production from prospects in which we participate.  The success of such prospects will be determined by the economical location, development and production of commercial quantities of hydrocarbons.  Exploratory drilling is subject to numerous risks, including the risk that no commercially productive oil and gas reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected formation and drilling conditions, pressure or other irregularities in formations, blowouts, equipment failures or accidents, as well as weather conditions, compliance with governmental requirements or shortages or delays in the delivery of equipment.  Our inability to successfully locate and drill wells that will economically produce commercial quantities of oil and gas could have a material adverse effect on our business and, financial position.

Our drilling and exploration plans will be subject to factors beyond our control.  A prospect is a property that has been identified based on available geological and geophysical information that indicates the potential for hydrocarbons. Whether we ultimately drill a property may depend on a number of factors including funding; the receipt of additional seismic data or reprocessing of existing data; material changes in oil or gas prices; the costs and availability of drilling equipment; the success or failure of wells drilled in similar formations or which would use the same production facilities; changes in estimates of costs to drill or complete wells; our ability to attract industry partners to acquire a portion of our working interest to reduce exposure to drilling and completion costs; decisions of our joint working interest owners; and restrictions under provincial regulators.

Our operating results are subject to oil and natural gas price volatility.  Our profitability, cash flow and future growth will be affected by changes in prevailing oil and gas prices.  Oil and gas prices have been subject to wide fluctuations in recent years in response to changes in the supply and demand for oil and natural gas, market uncertainty, competition, regulatory developments and other factors which are beyond our control.  It is impossible to predict future oil and natural gas price movements with any certainty.  We do not engage in hedging activities.  As a result, we may be more adversely affected by fluctuations in oil and gas prices than other industry participants that do engage in such activities.   An extended or substantial decline in oil and gas prices would have a material adverse effect on our access to capital, and our financial position and results of operations.

Unforeseen title defects may result in a loss of entitlement to production and reserves.  Although we conduct title reviews in accordance with industry practice prior to any purchase of resource assets, such reviews do not guarantee that an unforeseen defect in the chain on title will not arise and defeat our title to the purchased assets.  If such a defect were to occur, our entitlement to the production from such purchased assets could be jeopardized.

Estimates of reserves and predictions of future events are subject to uncertainties.  Certain statements included in this Registration Statement contain estimates of our oil and gas reserves and the discounted future net revenues from those reserves, as prepared by independent petroleum engineers or us.  There are numerous uncertainties inherent in such estimates including many factors beyond our control. The estimates are based on a number of assumptions including constant oil and gas prices, and assumptions regarding future production, revenues, taxes, operating expenses, development expenditures and quantities of recoverable oil and gas reserves.  Such estimates are inherently imprecise indications of future net revenues, and actual results might vary substantially from the estimates based on these assumptions.  Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves.  In addition, our reserves might be subject to revisions based upon future production, results of future exploration and development, prevailing oil and gas prices and other factors. Moreover, estimates of the economically recoverable oil and gas reserves, classifications of such reserves and estimates of future net cash flows prepared by independent engineers at different times may vary substantially.  Information about reserves constitutes forward-looking statements.

The success of our business is dependent upon our ability to replace reserves.  Our future success depends upon our ability to find, develop and acquire oil and gas reserves that are economically recoverable.  As a result we must locate, acquire and develop new oil and gas reserves to replace those being depleted by production.  Without successful funding for acquisitions and exploration and development activities, our reserves will decline.  No assurances can be made that we will be able to find and develop or acquire additional reserves at an acceptable cost.

Most of our competitors have substantially greater financial, technical, sales, marketing and other resources than we do.  We engage in the exploration for and production of oil and gas, industries which are highly competitive. We compete directly and indirectly with oil and gas companies in our exploration for and development of desirable oil and gas properties. Many companies and individuals are engaged in the business of acquiring interests in and developing oil and gas properties in the United States and Canada, and the industry is not dominated by any single competitor or a small number of competitors. Many of such competitors have substantially greater financial, technical, sales, marketing and other resources, as well as greater historical market acceptance than we do. We will compete with numerous industry participants for the acquisition of land and rights to prospects, and for the equipment and labor required to operate and develop such prospects. Competition could materially and adversely affect our business, operating results and financial condition. Such competitive disadvantages could adversely affect our ability to participate in projects with favorable rates of return.

Shortages of supplies and equipment could delay our operations and result in higher operating and capital costs.  Our ability to conduct operations in a timely and cost effective manner is subject to the availability of natural gas and crude oil field supplies, rigs, equipment and service crews. Although none are expected currently, any shortage of certain types of supplies and equipment could result in delays in our operations as well as in higher operating and capital costs.

Our business is subject to interruption from severe weather. Presently, our operations are conducted principally in the central region of Alberta. The weather in this area and other areas in which we may operate in the future can be extreme and can cause interruption or delays in our drilling and construction operations.

We are dependent on third-party pipelines and would experience a material adverse effect on our operations were our access to such pipelines be curtailed or the rates charged for use thereof materially increased.  Substantially all our sales of natural gas production are effected through deliveries to local third-party gathering systems to processing plants.  In addition, we rely on access to inter-provincial pipelines for the sale and distribution of substantially all of our gas. As a result, a curtailment of our sale of natural gas by pipelines or by third-party gathering systems, an impairment of our ability to transport natural gas on inter-provincial pipelines or a material increase in the rates charged to us for the transportation of natural gas by reason of a change in federal or provincial regulations or for any other reason, could have a material adverse effect upon us. In such event, we would have to obtain other transportation arrangements. There can be no assurance that we would have economical transportation alternatives or that it would be feasible for us to construct pipelines. In the event such circumstances were to occur, our operating netbacks from the affected wells would be suspended until, and if, such circumstances could be resolved.

Our business is subject to operating hazards and uninsured risks.  The oil and gas business involves a variety of operating risks, including fire, explosion, pipe failure, casing collapse, abnormally pressured formations, adverse weather conditions, governmental and political actions, premature reservoir declines, and environmental hazards such as oil spills, gas leaks and discharges of toxic gases. The occurrence of any of these events with respect to any property operated or owned (in whole or in part) by us could have a material adverse impact on us. Insurance coverage is not always economically feasible and is not obtained to cover all types of operational risks. The occurrence of a significant event that is not insured or insured fully could have a material adverse effect on our financial condition.

Our business is subject to restoration, safety and environmental risk.  Our present operations are primarily in western Canada and certain laws and regulations exist that require companies engaged in petroleum activities to obtain necessary safety and environmental permits to operate. Such legislation may restrict or delay us from conducting operations in certain geographical areas. Further, such laws and regulations may impose liabilities on us for remedial and clean-up costs, or for personal injuries related to safety and environmental damages, such liabilities collectively referred to as “asset retirement obligations”. While our safety and environmental activities have been prudent in managing such risks, there can be no assurance that we will always be successful in protecting us from the impact of all such risks.

The termination or expiration of any of our licenses and leases may have a material adverse effect on our results of operations.  Our properties are held in the form of licenses and leases and working interests in licenses and leases. If we, or the holder of the license or lease, fail to meet the specific requirement of a license or lease, the license or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each license or lease will be met. The termination or expiration of our licenses or leases or the working interests relating to a license or lease may have a material adverse effect on our results of operations and business.

Compliance with the Kyoto Protocol may subject us to increased operating costs.  The Kyoto Protocol, ratified by the Canadian federal government in December 2002, came into force on February 16, 2005. The protocol commits Canada to reducing greenhouse gas emissions to six percent below 1990 levels over the period 2008-2012. The Canadian government released a framework outlining its Climate Change action plan on April 13, 2005. The plan contains few technical details regarding the implementation of the government’s greenhouse gas reduction strategy. The Climate Change Working Group of the Canadian Association of Petroleum Producers continues to work with the Canadian and Alberta governments to develop an approach for implementing targets and enabling greenhouse gas control legislation, which protects the industry’s competitiveness, limits the cost and administrative burden of compliance and supports continued investment in the sector. As the Canadian government has yet to release a detailed Kyoto compliance plan, we are unable to predict the impact of potential regulations upon our business; however, it is possible that we would face increases in operating costs in order to comply with the greenhouse gas emissions legislation.

Compliance with new or modified environmental laws or regulations could have a materially adverse impact on us.  We are subject to various Canadian federal and provincial laws and regulations relating to the environment.  We believe that we are currently in compliance with such laws and regulations.  However, such laws and regulations may change in the future in a manner which will increase the burden and cost of compliance. In addition, we could incur significant liability under such laws for damages, clean-up costs and penalties in the event of certain discharges into the environment. In addition, environmental laws and regulations may impose liability on us for personal injuries, clean-up costs, environmental damage and property damage as well as administrative, civil and criminal penalties. We maintain limited insurance coverage for accidental environmental damages, but do not maintain insurance for the full potential liability that could be caused by such environmental damage. Accordingly, we may be subject to significant liability, or may be required to cease production in the event of the noted liabilities.

ITEM 4	INFORMATION ON THE COMPANY

We are incorporated under the laws of the Province of Ontario, and are registered as an extra-provincial company in Alberta.  Our primary activities are investment in, exploration and development and production of oil and gas.

We hold a 0.5% non-convertible gross overriding royalty in a natural gas well located in the Haynes area in the Province of Alberta, Canada through our wholly owned subsidiary 1406768 Ontario Inc. (“1406768 Ontario”) a company incorporated under the laws of the Province of Ontario.

We hold a 5.1975% working interest held in trust through a joint venture partner in a natural gas unit located in the Botha area in the Province of Alberta, Canada through our wholly owned subsidiary 1354166 Alberta Ltd. (“1354166 Alberta”) a company incorporated under the laws of the Province of Alberta.

Our registered office and management office is located at 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1, Telephone (416) 364-4039, Facsimile (416) 364-8244. Our books and financial records are located in the registered office and management office.  Our Canadian public filings can be accessed and viewed via the System for Electronic Data Analysis and Retrieval (“SEDAR”) at www.sedar.com. . Readers can also access and view our Canadian public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.ca. Our Registrar and Transfer Agent is Equity Transfer & Trust Company located at Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1. Our U.S. public filings are available at the public reference room of the U.S. Securities and Exchange Commission (“SEC”) located at 100 F Street, N.E., Room 1580, Washington, DC 20549 and at the website maintained by the SEC at www.sec.gov.

A.           HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated on September 22, 1978, under the Business Corporations Act (Ontario), under the name Bonanza Red Lake Explorations Inc. (“Bonanza Red Lake”).  By prospectus dated November 20, 1978 and a further amendment to the Prospectus dated January 10, 1979 we became a reporting issuer in the Province of Ontario and raised $250,000 to acquire interests in and to explore and develop certain mineral lands located near the Town of Red Lake, Ontario, Canada. In 1987, we optioned our mineral lands in Red Lake, Ontario to Pure Gold Resources Inc., who expended sufficient funds during 1988 and 1989 to earn an 85% interest in our eight patented mineral claims, and then discontinued its exploration program on the property. Bonanza Red Lake had subsequently written the carrying amount of these mineral claims down to $1.

On March 29, 2000, Bonanza Red Lake entered into a Share Exchange Agreement with 1406768 Ontario Inc. (“1406768 Ontario”).  1406768 Ontario is a company incorporated under the laws of the Province of Ontario by articles of incorporation dated effective March 13, 2000. The purpose of the transaction was to allow Bonanza Red Lake to acquire a company, 1406768 Ontario, which resulted in our owning part of an operating business.  At an Annual and Special Meeting of shareholders held on May 10, 2000 we received shareholder approval for: the acquisition of 1406768 Ontario; the consolidation of Bonanza Red Lake’s issued and outstanding common shares on a one new common share for every three old common shares basis;  a name change from Bonanza Red Lake to Eugenic Corp; a new stock option plan (the “Plan”) authorizing 1,275,000 common shares to be set aside for issuance under the Plan; and authorizing the directors to determine or vary the number of directors of the Company from time to time which pursuant to our Articles provide for a minimum of three and a maximum of ten.

By Articles of Amendment dated August 15, 2000, Bonanza Red Lake consolidated its issued and outstanding common shares on a one new common share for every three old common shares basis and changed the name of the company to Eugenic Corp.

We completed the acquisition of 1406768 Ontario on October 12, 2000 and acquired all of the issued and outstanding shares of 1406768 Ontario for $290,000. The purchase price was satisfied by our issuance of 5,800,000 company units at $0.05 per unit.  Each unit consisted of one common share and one common share purchase warrant entitling the holder to purchase one common share of ours at an exercise price of $0.25 per common share until October 12, 2003. As a result of this transaction, the original shareholders of 1406768 Ontario owned 90.7% of our issued shares. The acquisition resulted in a change in business and an introduction of new management for us. The acquisition was accounted for as a reverse take-over of us by 1406768 Ontario. Our net assets acquired at fair value as at October 12, 2000 resulted in a deficiency of assets over liabilities in the amount of $123,170 which was charged to share capital. All of the 5,800,000 outstanding warrants expired on October 12, 2003.

On November 2, 2001, we were extra-provincially registered in the Province of Alberta, Canada.

As part of an initiative to create cash flow, we commenced oil and gas operations effective August 31, 2001 and acquired a 25% working interest in one section of land (640 gross acres) in the Windfall Area of Alberta, Canada for a purchase price of $75,000.  On June 25, 2003 we disposed of this property for net proceeds of $85,000.

On September 10, 2001, we entered into a Participation Agreement to acquire a 30% interest in one section of land (640 gross acres) in the St Anne area of Alberta, Canada by paying 40% of the costs to acquire approximately 7.1 kilometers of proprietary 2D seismic data. After review of the seismic data, it was determined that the joint partners would not undertake to drill a test well. Accordingly, the costs associated with acquiring this prospect were written off during fiscal 2003 - $4,806 and in fiscal 2002 - $22,781.

We entered into an Agreement dated February 28, 2002 to participate in drilling two test wells by paying 10% of the costs to drill to earn a 6% working interest before payout and a 3.6% working interest after payout. The first test well in the Haynes area of Alberta, Canada was drilled and proved to contain uneconomic hydrocarbons and was subsequently abandoned and costs of $38,855 were written off in 2002. On August 28, 2003 the joint partners farmed out their interest in the Haynes prospect for a 10% non-convertible overriding royalty (“NCOR”). The farmee drilled a test well and placed the well on production commencing December 2003.  Our share of this NCOR is 0.5%. The second test well in the Mikwan area of Alberta, Canada was drilled and initially placed on production from the Glauconite formation and later shut in during 2003.  The Glauconite formation was subsequently abandoned and the Belly River formation was completed and placed on production in January 2004.

Effective August 9, 2002, we entered into an agreement with Wolfden Resources Inc. (“Wolfden”) and sold our 15% interest in 8 patented mining claims located in Dome Township, Red Lake, Ontario (the “Mining Claims”) for consideration of $5,000 plus we retained a 0.3% net smelter return royalty of the net proceeds realized from the sale of recovered minerals. Wolfden also holds a right of first refusal to purchase our 0.3% net smelter return royalty. Pursuant to an arrangement dated effective August 18, 2006, Wolfden transferred certain assets including its interests in and to the Mining Claims to Premier Gold Mines Limited (“Premier”).

Effective October 28, 2005, we surrendered our 6% working interest in a gas well slated for abandonment and related expiring leases in the Mikwan area of Alberta.  In exchange for the surrender of interests, we were released of our abandonment and site reclamation obligations.

The following table sets forth our capital expenditures for the fiscal years indicated.

Description of Expenditure	August 31, 2008	August 31, 2007	August 31, 2006
Oil and Gas Interests	Nil	Nil	Nil
Marketable Securities	Nil	Nil	Nil
Total Expenditures	Nil	Nil	Nil

We intend to apply additional capital to further enhance our property interests. As part of our oil and gas development program, management of the Company anticipates further expenditures to expand its existing portfolio of proved reserves. Amounts expended on future exploration and development are dependent on the nature of future opportunities evaluated by us. These expenditures could be funded through cash held by the Company or through cash flow from operations. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by us, or by other means. Our long-term profitability will depend upon our ability to successfully implement our business plan.

On April 14, 2008, we completed a non-brokered private placement of a total of 2,575,000 units (each a "Unit") at a purchase price of $0.10 per Unit for gross proceeds of $257,500 (the "Offering").  Each Unit was comprised of one common share and one purchase warrant (each a "Warrant").  Each Warrant is exercisable until April 14, 2011 to purchase one additional share of our common stock at a purchase price of $0.20 per share.

On April 14, 2008, we also entered into an agreement (the "Debt Settlement Agreement") with our President, Secretary and Director, Sandra J. Hall, to convert debt in the amount of $50,000 through the issuance of a total of 500,000 shares at an attributed value of $0.10 per Share.  In connection with the conversion, Ms. Hall has also agreed to forgive $38,000 of the debt owing to her by us.

In addition, on April 14, 2008, we also completed similar debt settlement arrangements with two other arm's length parties, in an effort to reduce the debt that we have reflected on our financial statements.  In the aggregate, we entered into agreements to convert $100,000 of debt, through the issuance of a total of 1,000,000 shares at an attributed value of $0.10 per share.

On February 5, 2009, we completed a non-brokered private placement of 2,600,000 units (each a “Unit”) at a purchase price of $0.05 per Unit for gross proceeds of $130,000. Each Unit was comprised of one common share (each a “Unit Share”) and one purchase warrant (each a “Warrant”).  Each Warrant is exercisable until February 5, 2014 to purchase one additional share of our common stock (each a “Warrant Share”) at a purchase price of $0.07 per share.  The Unit Shares and the Warrant Shares are subject to statutory lock-ups which expire on June 6, 2009. 1407271 Ontario Inc. purchased 1,600,000 units. 1407271 Ontario Inc. is owned 100% by Ms. Sandra Hall.  Ms. Hall is also the sole director and officer of 1407271.

On February 25, 2009, we completed a non-brokered private placement of 1,000,256 units (each a “Unit”) at a purchase price of $0.05 per Unit for gross proceeds of approximately $50,013. Each Unit was comprised of one common share (each a “Unit Share”) and one purchase warrant (each a “Warrant”).  Each Warrant is exercisable until February 25, 2014 to purchase one additional share of our common stock (each a “Warrant Share”) at a purchase price of $0.07 per share.  The Unit Shares and the Warrant Shares are subject to statutory lock-ups which expire on June 26, 2009.  Sandra Hall, our president and a director, and Milton Klyman, a director, purchased 600,000 Units and 50,000 Units, respectively.

On February 27, 2009, we purchased all of the issued and outstanding shares issued in the capital stock of  1354166 Alberta Ltd., a company incorporated on October 3, 2007 in the Province of Alberta Canada (the "Transaction").  In connection therewith, we issued to the shareholders of 1354166 an aggregate of 8,910,564 units (each a "Unit") at $0.05 per unit or an aggregate of $445,528 and following the closing repaid $118,000 of shareholder loans in 1354166 by cash payment. . Each unit is comprised of one share of our common stock (each a "Share") and one purchase warrant (each a "Warrant").  Each Warrant is exercisable until February 27, 2014 to purchase one additional share of our common stock at a purchase price of $0.07 per share.  The Unit Shares and Warrant Shares are subject to statutory lock-ups which expire on June 28, 2009. The shareholders of 1354166 and 1354166 itself are arm's-length parties to us. 1354166 is a private company that has a 5.1975% working interest held in trust through a joint venture partner in a natural gas unit located in the Botha area of Alberta, Canada.

On February 27, 2009, we entered into an agreement with a non-related party, to convert debt in the amount of $62,500 through the issuance of a total of 1,250,000 units at an attributed value of $0.05 per unit (the "Debt Settlement").  Each Unit was comprised of one common share (each a “Unit Share”) and one purchase warrant (each a “Warrant”).  Each Warrant is exercisable until February 27, 2014 to purchase one additional share of our common stock (each a “Warrant Share”) at a purchase price of $0.07 per share. The Unit Shares and Warrant Shares are subject to statutory lock-ups which expire on June 28, 2009.

Our past primary source of liquidity and capital resources has been advances, cash flow from oil and gas operations and proceeds from the sale of marketable securities and from the issuance of common shares.

B.           BUSINESS OVERVIEW

Through our wholly owned subsidiaries 1406768 Ontario and 1354166 Alberta we are primarily engaged in the development, acquisition and production of oil and gas interests located in Alberta, Canada. Our operations currently consist of a 0.5% NCOR in a natural gas well located in Haynes, Alberta, Canada and a 5.1975% working interest in a natural gas unit located in Alberta, Canada.

We have a 0.3% Net Smelter Return Royalty on 8 patented mining claims located in Red Lake, Ontario, Canada.

For the last three fiscal years ending August 31, 2008, 2007 and 2006 the total gross revenue derived from the sale of natural gas from our interests located in the Haynes area of Alberta, Canada was as follows:

Total
2008	$292
2007	$637
2006	$760

We sell our natural gas production to integrated oil and gas companies and marketing agencies. Sales prices are generally set at market prices available in Canada or the United States.

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns.  Wet weather and spring thaw make the ground unstable and municipalities and provincial transportation departments enforce road bans that may restrict the level of activity.  Seasonal factors and unexpected weather patterns may lead to declines in production activity and increased consumer demand or changes in supply during certain months of the year may influence the commodity prices.

There is an existing and available market for the oil and gas produced from the properties. However, the prices obtained for production are subject to market fluctuations, which are affected by many factors, including supply and demand. Numerous factors beyond our control, which could affect pricing include:

•	the level of consumer product demand;
•	weather conditions;
•	the foreign supply of oil and gas;
•	the price of foreign imports; and
•	volatility in market prices for oil and natural gas;
•	ability to raise financing;
•	reliance on third party operators;
•	ability to find or produce commercial quantities of oil and natural gas;
•	liabilities inherent in oil and natural gas operations;
•	dilution of interests in oil and natural gas properties;
•	general business and economic conditions;
•	the ability to attract and retain skilled staff;
•	uncertainties associated with estimating oil and natural gas reserves;
•	competition for, among other things, financings, acquisitions of reserves, undeveloped lands and skilled personnel; and
•	governmental regulation and environmental legislation.

We caution that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on our forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. We also caution readers not to place undue reliance on these forward-looking statements. Moreover, the forward-looking statements may not be suitable for establishing strategic priorities and objectives, future strategies or actions, financial objectives and projections other than those mentioned above.

We do not have a reliance on raw materials, as we operate in an extractive industry.

We do not have a reliance on any significant patents or licenses.

The oil and gas business is highly competitive in every phase.  Many of our competitors have greater financial and technical resources, and have established multi-national operations, secured land rights and licenses, which we may not have.  As a result, we may be prevented from participating in drilling and acquisition programs (See, Item 3.D Key Information - Risk Factors).

Governmental Regulation/Environmental Issues

The Company’s oil and gas operations are subject to various Canadian governmental regulations including those imposed by Alberta Energy Resources Conversation Board and Alberta Utilities Commission. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds, reports concerning operations, the spacing of wells, and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. The production, handling, storage, transportation and disposal of oil and gas, by-products thereof, and other substances and materials produced or used in connection with oil and gas operations are also subject to regulation under federal, state, provincial and local laws and regulations relating primarily to the protection of human health and the environment. To date, expenditures related to complying with these laws, and for remediation of existing environmental contamination, have not been significant in relation to the results of operations of our company. The requirements imposed by such laws and regulations are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. These regulations may adversely affect our operations and cost of doing business. It is likely that these laws and regulations will become more stringent in the future (See, Item 3.D Key Information - Risk Factors).

C.           ORGANIZATIONAL STRUCTURE

We have a wholly owned subsidiary, 1406768 Ontario Inc., a company incorporated under the Business Corporations Act (Ontario) and a wholly owned subsidiary, 1354166 Alberta Ltd., a company incorporated under the Business Corporations Act (Alberta).

D.           PROPERTY, PLANTS AND EQUIPMENT

Our executive offices consist of approximately 140 square feet of office space and are rented on a month to month basis.  The address of our executive offices is 1 King Street West, Suite 1505, Toronto, Ontario Canada.

We hold a 0.5% NCOR in a natural gas well located in Haynes, Alberta, Canada through our wholly owned subsidiary 1406768 Ontario and a 5.1975% working interest in a natural gas unit located in Botha, Alberta, Canada through our wholly owned subsidiary 1354166 Alberta.

We have a 0.3% Net Smelter Return Royalty on eight patented mining claims located in Red Lake, Ontario, Canada.

The discussion under this Item is in accordance with the Securities and Exchange Commission rules for extractive enterprises, and may contain “forward-looking statements” "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act").  Such statements reflect our current expectations regarding the future results of operations, performance and achievements of such enterprises.  The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions.  These statements reflect the current beliefs of our management, and are based on current available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the oil and gas division to differ materially from those expressed in, or implied by, these statements.  We are not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances.

The table below is a glossary of terms and abbreviations that may be used in this Item.

GLOSSARY OF TERMS

Natural Gas	Mcf	1,000 cubic feet
	MMcf	1,000,000 cubic feet
	Mcf/d	1,000 cubic feet per day

Oil and Natural Gas Liquids	Bbl	Barrel
	Mbbls	1,000 barrels
	Blpd	Barrels of liquid per day
	Boe	Barrel of oil equivalent (1)
	Bpd	Barrels per day
	Boepd	Barrels of oil equivalent per day
	Bopd	Barrels of oil per day
	NGLs	Natural gas liquids

(1) Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By

Mcf	Cubic metres	28.317
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls	6.289
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometers	1.609
Kilometers	Miles	0.621
Acres (Alberta)	Hectares	0.405
Hectares (Alberta)	Acres	2.471

The process of evaluating reserves is inherently complex.  It requires significant judgments and decisions based on available geological, geophysical, engineering and economics data.  These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs changes.  The reserve estimates contained herein are based on current production forecasts, prices and economic conditions.  These factors and assumptions include among others (i) historical production in the area compared with production rates from analogous producing areas; (ii) initial production rates, (iii) production decline rates, (iv) ultimate recovery of reserves; (v) success of future development activities; (vi) marketability of production, (vii) effects of government regulation; and (viii) other government levies imposed over the life of the reserves.

As circumstances change and additional data becomes available, reserves estimates also change.  Estimates are reviewed and revised, either upward or downward, as warranted by the new information.  Revisions are often required for changes in well performance, prices, economic conditions and governmental restrictions.  Revisions to reserve estimates can arise from changes in year–end prices, reservoir performance and geological conditions or production.  These revisions can be either positive or negative (See Item 3.D. Key Information – Risk Factors).

As a Canadian issuer, we are required under Canadian law to comply with National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities” (NI 51-101) issued by the Canadian Securities Administrators, in all of our reserves related disclosures. NI 51-101 was effective September 30, 2003 and applies to financial years ended on or after December 31, 2003. NI 51-101 mandates significant changes in the way reporting issuers are required to determine and publicly disclose information relating to oil and gas reserves. Under NI 51-101, proved reserves is an estimate, the premise of which means there must be at least a ninety percent probability that actual quantities of crude oil and natural gas proved reserves recovered will equal or exceed the estimated proved reserves.

The purpose of NI 51-101 is to enhance the quality, consistency, timeliness and comparability of crude oil and natural gas activities by reporting issuers and elevate reserves reporting to a higher level of confidence and accountability. In the United States, registrants, including foreign private issuers like us, are required to disclose proved reserves using the standards contained in the United States Securities and Exchange Commission (“SEC”) Regulation S-X. However, under certain circumstances, applicable U.S. law permits us to comply with our own country’s law if the requirements vary. We believe that the standards for determining proved reserves under NI 51-101 meet those set forth under U.S. law and thus we have presented our proved reserves under NI 51-101 only.

The crude oil and natural gas industry commonly applies a conversion factor to production and estimated proved reserve volumes of natural gas in order to determine an “all commodity equivalency” referred to as barrels of oil equivalent (“boe”). The conversion factor we have applied in this Report is the current convention used by many oil and gas companies, where six thousand cubic feet (“mcf”) is equal to one barrel (“bbl”). A boe is based on an energy equivalency conversion method primarily applicable at the burner tip. It may not represent equivalency at the wellhead and may be misleading if used in isolation.

The estimate of our proved reserves on a constant-pricing basis, and their associated net present values, have been based on the August 31, 2008, 2007 and 2006 actual posted commodity prices  as determined by our independent engineering evaluators, Sproule Associates Limited (“Sproule”), a member of the Association of Professional Engineers Geologists and Geophysicists of Alberta, Canada. Appropriate adjustments have been made to account for quality and transportation, to the constant natural gas prices, and to the constant natural gas by-products prices to reflect historical prices received for each area.  It should not be assumed that the discounted net present value estimated by Sproule represents the fair market value of the reserves. Where the present value is based on constant price and cost assumptions, there is no assurance that such price and cost assumptions will be attained and variances could be material.

The table below sets out in CDN dollars the constant prices and the exchange rate used. All of our reserves are located in Alberta, Canada.

August 31, 2008	Natural Gas Alberta AECO-C Exchange Rate:	6.92 $/Mcf 0.9483 $US/$Cdn.

August 31, 2007	Natural Gas Alberta AECO-C Exchange Rate:	4.65 $/Mcf 0.8980 $US/$Cdn.

August 31, 2006	Natural Gas Alberta AECO-C Exchange Rate:	5.07 $/Mcf 0.9040 $US/$Cdn.

Proved Reserves:  The following table reflects estimates of our proved developed reserves as at August 31, 2008, 2007, and 2006 as reported by Sproule stated in CDN dollars.   All of our gas reserves are located in Canada. The following table represents our net interest in its reserves (after crown royalties, freehold royalties and overriding royalties and interests owned by others).  Estimated cash flow figures before income tax are net of all royalties, operating and capital costs and discounted at 10% to the Net Present Value (“NPV”). NPV figures are based on constant prices.

Period	Proved Reserves	Natural Gas Mmcf	Net Present Value discounted at 10%
August 31, 2008	Proved Developed	Nil	$256
August 31, 2007	Proved Developed	Nil	$1,000
August 31, 2006	Proved Developed	Nil	$1,000

Production Volume:  The following table sets forth the net quantities of natural gas produced during the fiscal years ended August 31, 2008, 2007 and 2006.

August 31,	2008	2007	2006
Natural Gas (Mcf)	37	65	76

Historical Production:  The following table sets out our net share of production, average sales prices, average royalties, production costs and average net back per unit of production for the fiscal years ended August 31, 2008, 2007 and 2006.

	For the Years Ended
Historical Production	August 31, 2008	August 31, 2007	August 31, 2006
Natural Gas – Mcf/d	Nil	Nil	Nil
Natural Gas Prices- $/Mcf	$9.23	$9.76	$10.01
Royalty Costs - $/Mcf	Nil	Nil	$(0.62)
Production Costs - $/Mcf	Nil	Nil	$2.12
Net Back - $/Mcf	$9.23	$9.76	$8.51

Producing Wells:  The following table sets forth the number of our gross and net wells producing hydrocarbons as of August 31, 2008, 2007 and 2006.  A gross well is a well in which we own an interest.  A net well represents the fractional interest we own in gross wells. For the fiscal years ended August 31, 2008, 2007 and 2006 we held a 0.5% NCOR in a natural gas well located in Haynes, Alberta, Canada

	2008		2007		2006
	Gross	Net	Gross	Net	Gross	Net
Natural Gas	Nil	Nil	Nil	Nil	Nil	Nil

Acreage. The following table sets forth the developed and undeveloped acreage of the projects in which the Company holds an interest, on a gross and a net basis as of August 31, 2008, 2007 and 2006. The developed acreage is stated on the basis of spacing units designated by provincial authorities and typically on the basis of 160 acre spacing unit for oil production and 640 acre spacing unit for gas production in Alberta.  Our acreage is located in Alberta, Canada. For the fiscal years ended August 31, 2008, 2007 and 2006 we held a 0.5% NCOR in a natural gas well located in Haynes, Alberta, Canada.

August 31,	2008		2007		2006
	Gross	Net	Gross	Net	Gross	Net
Leasehold Acreage	Nil	Nil	Nil	Nil	640	38.4

Drilling Activity:  As of August 31, 2008, 2007 and 2006 we have not participated in any drilling activities.

Reserve Reconciliation:  The following table sets forth a reconciliation of the changes in our associated and non-associated gas (Mmcf) reserves as at August 31, 2008 against such reserves as at August 31, 2007.

	ASSOCIATED AND NON-ASSOCIATED GAS
	Net Proved (Mcf)	Net Probable (Mcf)	Net Proved Plus Probable (Mcf)
At August 31, 2007	90	86	176
Production	(37)	―	(67)
Technical Revisions	(8)	(59)	(37)
At August 31, 2008	45	27	72

Production Estimates:  The following table indicates the volume of production estimated for the first year August 31, 2009 reflected in the estimates of future net revenue based on constant prices and costs.

Property	Associated and Non-Associated Gas (Mcf)
Haynes, Alberta	21

Additional Information Concerning Abandonment and Reclamation Costs:  As of August 31, 2008 our only oil and gas interest is a 0.5% overriding royalty in a producing gas well located in the Haynes area of Alberta and as a result we have no abandonment or site reclamation obligations.  Effective October 28, 2005 we surrendered our 6% working interest in a gas well slated for abandonment and related expiring leases in the Mikwan area of Alberta. In exchange for the surrender of interests, we released our abandonment and site reclamation obligations.

Present Activities, Results of Exploration and Drilling:  At the present, we have no pending results for any drilling or exploration program or additional results pending from further activities.

Governmental Regulation/Environmental Issues:  Our oil and gas operations are subject to various Canadian governmental regulations. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds, reports concerning operations, the spacing of wells, and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. The production, handling, storage, transportation and disposal of oil and gas, by-products thereof, and other substances and materials produced or used in connection with oil and gas operations are also subject to regulation under federal, state, provincial and local laws and regulations relating primarily to the protection of human health and the environment. To date, expenditures related to complying with these laws, and for remediation of existing environmental contamination, have not been significant in relation to the results of operations of our company. The requirements imposed by such laws and regulations are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations  (See, Item 3.D Key Information - Risk Factors).

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our “Selected Financial Data” under Item 3 above, our Audited Consolidated Financial Statements for the fiscal years ended August 31, 2008, 2007 and 2006 and notes thereto included under “Item 17” and our Unaudited Consolidated Financial Statements for the three months ended November 30, 2008 and 2007 and notes thereto included under “Item 17”.  Unless otherwise indicated, discussion under this Item is based on Canadian dollars and is presented in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).  For reference to differences between Canadian GAAP and United States Generally Accepted Accounting Principles (“US GAAP”) see Note 10 to our Audited Consolidated Financial Statements for the fiscal years ended August 31, 2008 and 2007.

Certain measures in this discussion and analysis do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles such as netback and other production figures and therefore are considered non-GAAP measures. Therefore these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in order to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations.

Certain statements made in this Item are forward-looking statements under the Reform Act.  Forward- looking statements are based on current expectations that involve a numbers of risks and uncertainties, which could cause actual events or results to differ materially from those reflected herein. See, Item 3.D Key Information - Risk Factors for discussion of important factors, which could cause results to differ materially from the forward- looking statements below.

Overview

Our  Audited Consolidated Financial Statements for the years ended August 31, 2008, August 31, 2007 and August 31, 2006 and our unaudited consolidated financial statements for the quarters ended November 30, 2008 and November 30, 2007 include our accounts and those of our wholly owned subsidiary 1406768 Ontario.  Our primary business focus consists of acquiring and developing oil and gas interests.  We have a 0.5% NCOR in a natural gas well located in Haynes, Alberta, Canada.  In addition, we hold a 0.3% net smelter return royalty in eight patented mining claims in Red Lake, Ontario, Canada that is carried on the balance sheet at Nil.  Subsequent to the periods covered by our financial statements, in February 2009, we acquired 1354166 Alberta Ltd.  1354166 Alberta Ltd. has a 5.1975% working interest in a natural gas unit located in the Botha area of Alberta, Canada

Financial Instruments and Risk Factors

We are exposed to financial risk, in a range of financial instruments including cash, other receivables and accounts payable and advances payable and loans payable. We manage our exposure to financial risks by operating in a manner that minimizes our exposure to the extent practical. The main financial risks affecting us are discussed below:

•
Credit Risk – Credit risk arises when a failure by counter parties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. We consider this risk to be limited.

•
Foreign Exchange Risk – The prices received by us for the production of natural gas and natural gas liquids are primarily determined in reference to U.S. dollars but are settled with us in Canadian dollars. Our cash flow for commodity sales will therefore be impacted by fluctuations in foreign exchange rates. We consider this risk to be limited.

•
Interest Rate Risk – Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. We are not exposed to interest rate risk.

•	Liquidity Risk – Liquidity risk includes the risk that, as a result of our operational liquidity requirements:

•	We will not have sufficient funds to settle transaction on the due date;
•	We will be forced to sell financial assets at a value which is less than what they are worth; or
•	We may be unable to settle or recover a financial asset at all.

We consider this risk to be limited.

•
Fair Value – The carrying amounts of cash, marketable securities, other receivables and accounts payable and advances payable approximate their fair value due to the short-term maturities of these financial instruments.

•	Commodity Price Risk – Our ability to maintain our revenue is partially related to the market price of natural gas. We consider this risk to be limited.

Sensitivity Analysis

•
We have designated our cash as held for trading which is measured at fair value.  As of August 31, 2008 and November 30, 2008 the carrying and fair value amounts of our financial instruments are approximately equivalent. Other receivables are classified for accounting purposes as loans and receivables, which are measured at amortized cost which equals fair market value. Accounts payable and advances payable are classified for accounting purposes as other financial liabilities, which are measured at amortized cost which also equals fair market value.

•
Based on management's knowledge and experience of the financial markets, we believe that the movements in interest rates that are reasonably possible over the next twelve month period will not have a significant impact on us.

•	We believe that movement in commodity prices that are reasonably possible over the next twelve month period will not have a significant impact on us.

Capital Management

Our objective when managing capital is to safeguard our ability to continue as a going concern. We set the amount of capital in proportion to risk. We manage the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of any underlying assets. Our board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of our management to sustain future development of the business.

Currently, we do not have any operational cash requirements other than administrative expenditures. Our producing properties are fully developed and there are no further outlays or expenses projected to develop these properties at this time.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given our relative size, is reasonable.

There were no changes in our capital management during the year ended August 31, 2008 or the quarter ended November 30, 2008.

Critical Accounting Policies And Estimates And Change In Accounting Policies And Initial Adoption

Our significant accounting policies, estimates and changes to accounting policies are also described in the Notes to the  Audited Consolidated Financial Statements for the fiscal years ended August 31, 2008, 2007, and 2006 (See Item 19 – Exhibits). It is increasingly important to understand that the application of generally accepted accounting principles involves certain assumptions, judgments and estimates that affect reported amounts of assets, liabilities, revenues and expenses. The application of principles can cause varying results from company to company.

The most significant accounting policies that impact us relate to oil and gas accounting and reserve estimates.

Critical Accounting Policies and Estimates

Going Concern

The  Audited Consolidated Financial Statements for the fiscal year ended August 31, 2008 and the unaudited consolidated interim financial statements for the three months ended November 30, 2008 have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. At present, we do not have sufficient resources to fund our current working capital requirements. We have planned to obtain additional financing by way of debt or the issuance of common shares or some other means to service our current working capital requirements, any additional or unforeseen obligations or to implement any future opportunities. Should we be unable to continue as a going concern, we may be unable to realize the carrying value of our assets and to meet its liabilities as they become due. These consolidated financial statements do not include any adjustments for this uncertainty.

We have accumulated losses and working capital and cash flows from operations are negative which raises doubt as to the validity of the going concern assumption. As at August 31, 2008, we had a working capital deficiency of $93,634 and an accumulated deficit of $699,665. At November 30, 2008, we had had a working capital deficiency of $100,206 and an accumulated deficit of $706,284. Management of the Company does not have sufficient funds to meet the Company’s liabilities for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. Our ability to continue operations and fund our liabilities is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. Accordingly, they do not give effect to adjustments that would be necessary should we be unable to continue as a going concern and therefore to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of Eugenic Corp. ("Eugenic"), the legal parent, together with its wholly owned subsidiary, 1406768 Ontario Ltd ("1406768"). All material inter-company transactions have been eliminated.

Marketable Securities

At each financial reporting period, we estimate the fair value of investments which are held-for-trading, based on quoted closing bid prices at the consolidated balance sheet dates or the closing bid price on the last day the security traded if there were no trades at the consolidated balance sheet dates and such valuations are reflected in the consolidated financial statements. The resulting values for unlisted securities whether of public or private issuers, may not be reflective of the proceeds that could be realized by us upon their disposition. The fair value of the securities at year-end was $1 (2007 - $1).

Oil and Gas Interests

We follow the successful efforts method of accounting for its oil and gas interest.  Under this method, costs related to the acquisition, exploration, and development of oil and gas interests are capitalized. We carry as an asset, exploratory well costs if a) the well found a sufficient quantity of reserves to justify its completion as a producing well and b) we are making sufficient progress assessing the reserves and the economic and operating viability of the project. If a property is not productive or commercially viable, its costs are written off to operations.  Impairment of non producing properties is assessed based on management's expectations of the properties.

Costs capitalized, together with the costs of production equipment, are depleted on the unit of production method based on the estimated proved reserves.

Proved oil and gas properties held and used by us are reviewed for impairment whenever events and circumstances indicate that the carrying amounts may not be recoverable. Impairments are measured by the amount by which the asset’s carrying value exceeds its fair value and is included in the determination of net income for the year.

Revenue Recognition

Revenues associated with the sale of crude oil and natural gas are recorded when the title passes to the customer. The customer has assumed the risks and rewards of ownership, prices are fixed or determinable and collectability is reasonably assured. We do not enter into ongoing arrangements whereby we are required to repurchase our products, nor do we provide the customer with a right of return.

Royalties

As is normal to the industry, our future production is subject to crown royalties.  These amounts are reported net of related tax credits.

Environmental and Site Restoration Costs

A provision for environmental and site restoration costs is made when restoration requirements are established and costs can be reasonably estimated. The accrual is based on management's best estimate of the present value of the expected cash flows. Site restoration costs increase the carrying amount of the oil and gas properties and are amortized on the same basis as the properties.

Foreign currencies

Assets and liabilities denominated in currencies other than Canadian dollars are translated at exchange rates in effect at the balance sheet date. Revenue and expense items are translated at the average rates of exchange for the year. Exchange gains and losses are included in the determination of net income for the year.

Financial Instruments

Our financial instruments consist of certain instruments with short term maturities.  It is management's opinion that we are not exposed to any significant interest rate or credit risks arising from these financial instruments.  The fair value of short term financial instruments approximates the carrying value.  All of our cash is held at one major financial institution.

Accounting Estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosures of revenues and expenses for the reported year.  Actual results may differ from those estimates.

The amounts recorded for depletion and amortization of oil and gas properties and the valuation of these properties, are based on estimates of proved and probable reserves, production rates, oil and gas prices, future costs and other relevant assumptions.  The effect on the consolidated financial statements of changes in estimates in future periods could be significant.

Income Taxes

We account for income taxes under the asset and liability method.  Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to be reversed.  A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

Stock Based Compensation

We have a stock option plan. The fair value method of accounting is used to account for stock options granted to directors, officers and employees whereby the fair value of options granted is recorded as a compensation expense in the consolidated financial statements. Compensation expense is based on the estimated fair value at the time of the grant and recognized over the vesting period of the option. Upon exercise of the options, the amount of the consideration paid together with the amount previously recorded in contributed surplus is recorded as an increase in share capital.

Non-Monetary Transactions

Transactions in which shares or other non-cash consideration are exchanged for assets or services are measured at the fair value of the assets or services involved in accordance with Section 3830 (“Non-monetary Transactions”) of the Canadian Institute of Chartered Accountants Handbook (“CICA Handbook”).

Loss Per Share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common    shares outstanding during the year. Diluted loss per share is computed using the treasury stock method. Under this method, the diluted weighted average number of shares is calculated assuming the proceeds that arise from the exercise of stock options and other dilutive instruments are used to repurchase the Company’s shares at their weighted average market price for the period.

Change in Accounting Policy and Future Accounting Changes

•
Accounting Changes – During 2007, we adopted the revised CICA Section 1506, “Accounting Changes”, which provides expanded disclosures for changes in accounting policies, accounting estimates and corrections of errors. Under the new standard, accounting changes should be applied retrospectively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policy are made only when required by a primary source of GAAP or when the change results in more relevant and reliable information. The impact that the adoption of Section 1506 will have on our results of operations and financial condition will depend on the nature of future accounting changes.

•
Comprehensive Income (Loss) and Deficit – During 2007, we adopted the CICA Section 1530, “Comprehensive Income”. Under the new standards, a new statement, the Statement of Comprehensive Income (Loss), has been introduced that will provide for certain gains and losses arising from changes in fair value, to be temporarily recorded outside the income statement. Upon adoption of Section 1530, we incorporated the new required Statement of Comprehensive Loss by creating “Consolidated Statements of Loss, Comprehensive Loss, and Deficit”. The application of this revised standard did not result in comprehensive loss being different from net loss for the periods presented. Should we recognize any other comprehensive loss in the future, the cumulative changes in other comprehensive loss would be recognized in Accumulated Other Comprehensive Loss, which would be presented as a new category within shareholders’ deficiency on the consolidated balance sheets.

•
Financial Instruments – During 2007, we adopted Section 3855, “Financial Instruments – Recognition and Measurement”, and Section 3861 “Financial Instruments – Disclosure and Presentation”. All financial instruments, including derivatives, are to be included in our Consolidated Balance Sheets and measured, in most cases, at fair value upon initial recognition. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans or receivables, or other financial liabilities. Financial assets and financial liabilities held-for trading are measured at fair value with changes in those fair values recognized in net earnings. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at the lower of cost and the carrying value. The financial instruments recognized on our consolidated balance sheets are deemed to approximate their estimated fair values, therefore no further adjustments were required upon adoption of the new section. We have designated its cash as held-for-trading which is measured at fair value and its marketable securities have been designated as available-for-sale. All other financial assets were classified as loans or receivables. All financial liabilities were classified as other liabilities.

•
Hedges – During fiscal 2008 we adopted CICA Section 3865, “Hedges” which specifies circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

•
Financial Instruments – Disclosures and Presentation – During fiscal 2008, we adopted CICA Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments–Presentation”, which will replace Section 3861, “Financial Instruments – Disclosure and Presentation”. These new sections 3862 (on disclosures) and 3863 (on presentation) replace Section 3861, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. Section 3862 complements the principles recognizing measuring and presenting financial assets and financial liabilities in Financial Instruments. Section 3863 deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

•
Capital Disclosures – During fiscal 2008, we adopted CICA 1535, “Capital Disclosures”. This new pronouncement establishes standards for disclosing information about an entity’s capital and how it is managed. Section 1535 also requires the disclosure of any externally-imposed capital requirements, whether the entity has complied with them, and if not, the consequences.

•	Inventories – During fiscal 2008 we adopted CICA Section 3031, “Inventories”. This new standard did not have an impact on our financial statements.

•
Future accounting changes – The CICA issued a new accounting standard, Section 3064, “Goodwill and Intangible Assets”. This section replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Various changes have made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning September 1, 2009. We are currently assessing the impact that the adoption of this standard will have on its financial statements.

The CICA has amended Section 1400, “General Standard of Financial Statement Presentation” which is effective for annual and interim financial periods beginning on or after October 1, 2008 to include requirements to assess and disclose the Company’s ability to continue as a going concern. The adoption of this new section is not expected to have an impact on our financial statements.

Business Combinations, Consolidated Financial Statements and Non-controlling Interests – The CICA issued three new accounting standards in January 2009: section 1582, Business Combinations, section 1601, Consolidated Financial Statements, and section 1602, Non-controlling interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces section 1581, and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standard IFRS 3 – Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Sections 1601 and 1602 together replace 1600 – Consolidated Financial Statements. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27 - Consolidated and Separate Financial Statements and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP the International Financial Reporting Standards (“IFRS”) over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The transition date of September 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2012. While we have begun assessing the adoption of IFRS for 2012, the financial reporting of the transition to IFRS cannot be reasonably estimated at this time.

Recently Issued United States Accounting Standards

Our accounting policies do not differ materially from accounting principles generally accepted in the United States ("US GAAP") except for the following:

Recently Issued United States Accounting Standards:

In July 2006, the Financial Accounting Standards Board ("FASB") has published FASB Interpretation No. 48 ("FIN No. 48), Accounting for Uncertainty in Income Taxes, to address the non comparability in reporting tax assets and liabilities resulting from a lack of specific guidance in FASB Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, on the uncertainty in income taxes recognized in an enterprise's financial statements. FIN No. 48 will apply to fiscal years beginning after December 15, 2006, with earlier adoption permitted. The adoption of FIN 48 did not have a material effect on our financial condition or results of operations.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements." SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. The adoption of SFAS No. 157 as noted below was deferred.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement did not have a material effect on our future reported financial position or results of operations.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (Topic 1N), “Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”). SAB No. 108 addresses how the effect of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires SEC registrants (i) to quantify misstatements using a combined approach which considers both the balance sheet and income statement approaches; (ii) to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors; and (iii) to adjust their financial statements if the new combined approach results in a conclusion that an error is material. SAB No. 108 addresses the mechanics of correcting misstatements that include effects from prior years. It indicates that the current year correction of a material error that includes prior year effects may result in the need to correct prior year financial statements even if the misstatement in the prior year oryears is considered immaterial. Any prior year financial statements found to be materially misstated in years subsequent to the issuance of SAB No. 108 would be restated in accordance with SFAS No. 154, “Accounting Changes and Error Corrections”. Because the combined approach represents a change in practice, the SEC staff will not require registrants that followed an acceptable approach in the past to restate prior years’ historical financial statements. Rather, these registrants can report the cumulative effect of adopting the new approach as an adjustment to the current year’s beginning balance of retained earnings. If the new approach is adopted in a quarter other than the first quarter, financial statements for prior interim periods within the year of adoption may need to be restated. SAB No. 108 is effective for fiscal years ending after November 15, 2006, which for us would be its fiscal year beginning September 1, 2007. The implementation of SAB No. 108 did not have a material impact on our results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”) – the fair value option for financial assets and liabilities including an amendment of SFAS 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement objectives for accounting for financial instruments. This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, “Fair Value Measures”. We are currently evaluating the impact of SFAS No. 159 on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations”, which requires recognition of the assets acquired, liabilities assumed and non-controlling interest arising in a business combination at their fair value as of the acquisition date. In addition, the costs of acquisition must be expensed. This statement is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements-An Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary (previously referred to as minority interests). SFAS 160 also requires that a retained non-controlling interest upon the deconsolidation of a subsidiary be initially measured at its fair value. Upon adoption of SFAS 160, we would be required to report any non-controlling interests as a separate component of stockholders' equity. We would also be required to present any net income allocable to non- controlling interests and net income attributable to our stockholders separately in our consolidated statements of operations. SFAS 160 is effective for annual periods beginning after December 15, 2008.

During February 2008, the FASB issued Staff Position No 157-2, "Effective Date of FASB Statement No. 157" ("FSP FAS 157-2"). FSP FAS 157-2 delayed the effective date of FAS No. 157 by one year until fiscal years beginning after November 15, 2008 for non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company does not believe the adoption of this statement will have a material impact on the Company's consolidated financial position or results of operations.

In March 2008, the FASB issued FAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities” (“FAS 161”). FAS 161 changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivatives instruments, how derivative instruments and related hedged items affect an entity’s operating results, financial position, and cash flows. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early adoption is permitted. The Company is currently reviewing the provisions of FAS 161. However, as the provisions of FAS 161 are only related to disclosure of derivative and hedging activities, we do not believe the adoption of FAS 161 will have a material impact on its consolidated operating results, financial position or cash flows.

May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles “("SFAS No. 162"). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. SFAS No. 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. We are currently evaluating the impact of adoption of SFAS No. 162 but do not expect adoption to have a material impact on results of operations, cash flows or financial position.

In May 2008, the FASB issued SFAS No. 163, Accounting for Finance Guarantee Insurance Contracts – an interpretation of FASB Statement No. 60. The premium revenue recognition approach for a financial guarantee insurance contract links premium revenue recognition to the amount of insurance protection and the period in which it is provided. For purposes of this statement, the amount of insurance protection provided is assumed to be a function of the insured principal amount outstanding, since the premium received requires the insurance enterprise to stand ready to protect holders of an insured financial obligation from loss due to default over the period of the insured financial obligation. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008.

During September 2008, FASB issued Staff Position No 157-3 "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP FAS 157-3"). FSP FAS 157-3 clarifies the application of FASB Statement No. 157 in a market that is not active. FSP FAS 157-3 is effective immediately for the Company. The guidance provided by FSP FAS 157-3 did not affect the Company's consolidated financial position or results of operations.

There are no material differences between the consolidated balance sheets prepared using Canadian GAAP and U.S. GAAP.

Other Information

Additional information relating to us may be obtained or viewed from the System for Electronic Data Analysis and Retrieval at www.sedar.com and our future United States Securities and Exchange Commission filings can be viewed through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov.

Share Capital

Authorized:
Unlimited number of common shares
Unlimited non-participating, non-dividend paying, voting redeemable preference shares

Issued:
Common Shares
	Number	Amount
Balance at August 31, 2007	6,396,739	$166,291
Issuance of common shares for cash, net (note a)	2,575,000	151,313
Issuance of common shares for debt (note b)	1,500,000	150,000
Balance at August 31, 2008	10,471,739	$467,604
Balance at November 30, 2008	10,471,739	$467,604

a)      On April 14, 2008 we completed a non-brokered private placement of 2,575,000 units at a price of $0.10 per unit for gross proceeds of $257,500 (proceeds net of issue costs $252,188). Each unit consists of one common share and one warrant, exercisable by the holder to acquire one additional common share at a price of $0.20 per unit until April 14, 2011.

b)      On April 14, 2008 we entered into agreements to convert debt in the amount of $150,000 though the issuance of 1,500,000 shares at an attributed value of $0.10 per share (the “Debt Conversion”).

As part of the April 14, 2008 Debt Conversion, Ms. Hall, our President, converted $50,000 of debt through the issuance of 500,000 common shares at an attributed value of $0.10 per share and forgave $38,000 of debt owed to her by us, which was recorded as an increase to contributed surplus. The transaction was unanimously approved by our independent directors on April 14, 2008 and closed in escrow until May 5, 2008.

Warrants
	Number of Warrants	Exercise Price	Expiry Date	Amount
Balance at August 31, 2007	Nil	Nil	N/A	Nil
Outstanding at August 31, 2008	2,575,000	$0.20	April 14, 2011	$100,875
Outstanding at November 30, 2008	2,575,000	$0.20	April 14, 2011	$100,875

The estimated weighted average fair market value of the warrants granted during 2008 was determined using the Black-Scholes model, using the following weighted average assumptions:

Weighted average fair value per warrant	$0.06
Risk-free interest rate (%)	3.00
Expected volatility (%)	129.00
Expected life (years)	3
Expected dividend yield (%)	―

Weighted Average Shares Outstanding
Time Period	Outstanding Shares	Fraction of Year Outstanding	Weighted Average
Weighted Average Shares Outstanding at August 31, 2007	6,396,739		6,396,739
September 1, 2007 to April 13, 2008	6,396,739	226/366	3,949,899
April 14/08 to August 31/08	10,471,739	140/366	4,005,583
Weighted Average Shares Outstanding at August 31, 2008	10,471,739		7,955,482
December 01, 2007 to April 13, 2008	6,396,739	135/366	2,359,453
April 14, 2008 to November 30, 2008	10,471,739	231/366	6,609,212
Weighted Average Shares Outstanding at November 30, 2008	10,471,739		8,968,665

Stock Option Plan

The Company has a stock option plan to provide incentives for directors, officers and consultants of the Company.  The maximum number of shares, which may be set aside for issuance under the stock option plan, is 1,275,000 common shares.  To date, no options have been issued.

Overall Performance

Revenue for the year ended August 31, 2008 was down 54% to $292 compared to $637 for the same period in 2007.

Our cash position at August 31, 2008 increased by $201,774 to $202,726 compared to cash of $952 at August 31, 2007. At August 31, 2008 our accounts receivable were $5,311 representing a decrease of $2,482 compared to $7,793 at August 31, 2007. For the twelve month period ended August 31, 2008 accounts payable, advances payable and loan payable decreased by $190,934 to $301,672 compared to $$492,606 at August 31, 2007. We had a working capital deficiency of $93,634 at August 31, 2008.

Revenue for the three months ended November 30, 2008 was down 8% to $65 compared to $71 for the same period in 2007.

The Company’s cash position at November 30, 2008 decreased by $8,994 to $193,732 compared to cash of $202,726 at August 31, 2008. At November 30, 2008 the Company’s other receivables were $5,658 representing a increase of $347 compared to $5,311 at August 31, 2008. For the three month period ended November 30, 2008 accounts payable and advances payable decreased by $2,075 to $69,597 compared to $$71,672 at August 31, 2008. The Company has a working capital deficiency of $100,206 at November 30, 2008.

The Company’s past primary source of liquidity and capital resources has been advances, cash flow from oil and gas operations, proceeds from the sale of marketable securities and from the issuance of common shares. At present, the Company does not have sufficient resources to fund its current working capital requirements.  The Company may be required to obtain additional financing by way of debt or the issuance of common shares to service its current obligations and any unforeseen obligations or to implement any future opportunities.

Selected Information

The following table reflects the summary of results for the years ended August 31, 2008, 2007 and 2006, and the quarters ended November 30, 2008 and 2007.

Presented Pursuant to Canadian Generally Accepted Accounting Principles
(CANADIAN $, Except Per Share Data)

	As of and for the Years Ended August 31,			As of and for the Three Months Ended November 30,
Historical Production	2008	2007	2006	2008	2007
	(Audited)			(Unaudited)
Natural Gas - Mcf/d	$9.23	$9.76	$10.01	$8.57	$7.94
Natural Gas - $/Mcf	―	―	$(0.62)	―	―
Royalty Costs - $/Mcf	―	―	$2.12	―	―
Net Back - $/Mcf	$9.23	$9.76	$8.51	$8.57	$7.94
Revenue
Natural Gas sales	$292	$637	$760	$65	$71
Net loss and comprehensive loss for the year/period	$(50,514)	$(39,945)	$(51,152)	$(6,619)	$(6,265)
Net loss per share	$(0.006)	$(0.006)	$(0.008)	$(0.001)	$(0.001)
Assets	$208,486	$9,746	$8,298	$199,792	$4,328
Liabilities	$301,672	$492,606	$451,213	$299,597	$493,453

Selected Financial Data should be read in conjunction with the discussion below and “Critical Accounting Policies and Estimates” below.

August 31, 2008 – 2007

For the year ended August 31, 2008 revenue decreased compared to revenue in the comparable period in 2007 primarily a result of decreased natural gas sales volumes. The net loss for the year ended August 31, 2008 was $50,514 compared to a net loss of $39,945 in 2007. The increase in net loss and comprehensive loss for the year ended August 31, 2008 was primarily attributed to an increase in professional fees of $9,635 and an increase in transfer and registrar costs of $2,401. For the year ended August 31, 2008 assets increased by $198,740 to $208,486 compared to assets of $9,746 for the same period in 2007. The increase in assets for the year ended August 31, 2008 was primarily attributed to an increase in cash from the issuance of common shares.

August 31, 2007 – 2006

For the year ended August 31, 2007 revenue slightly decreased compared to revenue in the comparable period in 2006 as a result of decreased natural gas prices received. The net loss for the year ended August 31, 2007 was $39,945 compared to a net loss of $51,152 in the prior period in 2006. The decrease in net loss and comprehensive loss for the year ended August 31, 2007 was primarily attributed to the write off of debt in the amount of $5,274 and a decrease in professional fees of $5,474. For the year ended August 31, 2007 assets increased by $1,448 to $9,746 compared to assets of $8,298 for the same period in 2006. The increase in assets for the year ended August 31, 2007 was primarily attributed to an increase in other receivables of $2,640, offset by a write down of oil and gas interests of $828.

November 30, 2008 – 2007

For the three months ended November 30, 2008 revenue decreased by 8% to $65 compared to $71 for the same period in 2007. Net loss for the three months ended November 30, 2008 was $6,619 up 6% compared to a net loss of $6,265 for the prior period in 2007. The increase in net loss for the three months ended November 30, 2008 was primarily attributed to higher transfer and registrar costs off-set by lower general and office costs and head office services. For the three months ended November 30, 2008 assets decreased by $8,694 to $199,792 compared to assets of $208,486 at August 31, 2008. The decrease in assets for the three months ended November 30, 2008 was primarily attributed to a decrease which was partially offset by an increase in accounts receivable.

A.           OPERATING RESULTS

THE FOLLOWING DISCUSSION OF OUR RESULTS OF OPERATIONS IS A COMPARISON OF OUR FISCAL YEAR ENDED AUGUST 31, 2008 VERSUS AUGUST 31, 2007 AND AUGUST 31, 2007 VERSUS AUGUST 31, 2006 AND OUR THREE MONTH PERIOD ENDED NOVEMBER 30, 2008 VERSUS NOVEMBER 30, 2007.

Presented Pursuant to Canadian Generally Accepted Accounting Principles
(CANADIAN $, Except Per Share Data)

	As of and for the Years Ended August 31,			As of and for the Three Months Ended November 30,
Historical Production	2008	2007	2006	2008	2007
	(Audited)			(Unaudited)
Natural Gas – Mcf/d	$9.23	$9.76	$10.01	$8.57	$7.94
Natural Gas - $/Mcf	―	―	$(0.62)	―	―
Royalty Costs - $/Mcf	―	―	$2.12	―	―
Net Back - $/Mcf	$9.23	$9.76	$8.51	$8.57	$7.94
Revenue
Natural Gas sales	$292	$637	$760	$65	$71
Net loss and comprehensive loss for the year/period	$(50,514)	$(39,945)	$(51,152)	$(6,619)	$(6,265)
Net loss per share	$(0.006)	$(0.006)	$(0.008)	$(0.001)	$(0.001)

Production Volume

For the year ending August 31, 2008 average natural gas sales volumes remained consistent at Nil mcf/d compared to Nil mcf/d for the comparable period in 2007.

For the year ending August 31, 2007 average natural gas sales volumes remained relatively consistent at Nil mcf/d compared to Nil mcf/d for the comparable period in 2006.

For the three months ending November 30, 2008 average natural gas sales volumes remained consistent at Nil mcf/d compared to Nil mcf/d for the comparable period in 2007.

Commodity Prices

For the year ending August 31, 2008 average natural gas prices received per mcf decreased 5% to $9.23 compared to $9.76 per mcf for the same period ending August 31, 2007.

For the year ending August 31, 2007 average natural gas sales prices received per mcf decreased 3% to $9.76 compared to $10.01 per mcf for the year ended August 31, 2006.

For the three months ending November 30, 2008 average natural gas prices received per mcf increased 8% to $8.57 compared to $7.94 per mcf for the same period ending November 30, 2007.

Revenue

Revenue decreased by 54% to $292 for the year ended August 31, 2008 compared to $637 for the same period in 2007. The decrease in revenue during the year ended August 31, 2008 was related to a decrease in natural gas sales volumes and decreased commodity prices received.

Revenue decreased to $637 down 16% for the year ended August 31, 2007 compared to $760 for the year ended August 31, 2006. The decrease in revenue during the year ended August 31, 2006 was related to decreased natural gas prices received.

Revenue decreased by 8% to $65 for the three months ended November 30, 2008 compared to $71 for the same period in 2007. The decrease in revenue for the three months ended November 30, 2008 was related to decreased production volume.

Depletion

Depletion for the year ended August 31, 2008 was $24 compared to $96 for the year ended August 31, 2007. The decrease in depletion for year ending August 31, 2008 was a result of decreased sales volumes due to production declines.

Depletion for the year ended August 31, 2007 was $96 compared to depletion of $76 for the year ended August 31, 2006. The increase in depletion for the year ended August 31, 2007 was a result a natural production declines.

Depletion for the three months ended November 30, 2008 was $47 compared to $6 for the three months ended November 30, 2007. The increase in depletion for three months ending November 30, 2008 was a result of decreased natural gas reserves.

Administrative Expenses

Expenses for the year ended August 31, 2008 were $50,782 up 25% compared to $40,691 for the year ended August 31, 2007. The increase in administrative expenses for the year ended August 31, 2008 was primarily related to an increase in professional fees of $9,635 to $26,608 compared to $16,973 in the prior period in 2007, an increase in transfer and registrar costs of $2,401 to $4,486 compared to $2,085 in the prior period in 2007 and an increase in head office services of $741 to $14,625 compared to $13,884 in the prior period in 2007. These increases were partially offset by an expense recovery of $7,718 compared to $5,274 for the same period in 2007.  During the year ended August 31, 2008 the write down of oil and gas interests was $528 compared to $828 for the same period in 2007.

For the year ended August 31, 2007 administrative expenditures were down 21% to $40,691 compared to $51,463 for the same period in 2006. The primary decrease in administrative expenses for the year ended August 31, 2007 relate to a decrease in professional fees of $5,474. In addition, the Company wrote off debt in the amount of $5,274. For the year ended August 31, 2007 head office services decreased by $565 to $13,884 compared to $14,449 in 2006 as a result of a decrease in costs related to the Company’s year-end reserve report.

Expenses for the three months ended November 30, 2008 were $7,004 up 11% compared to $6,330 for the three months ended November 30, 2007. The increase in administrative expenses for the three months ended November 30, 2008 was primarily related to higher transfer and registrar costs of $1,200 compared to nil for the same period ending November 30, 2007 off-set by lower office and general costs and lower head office services.

Net loss and comprehensive loss for the period

Net loss for the year ended August 31, 2008 was $50,514 up 26% compared to a net loss of $39,945 for the prior period in 2007. The increase in net loss for the year ended August 31, 2008 was primarily attributed to higher administrative expenses including professional fees, head office costs, transfer and registrar costs and general and office costs. Net loss and comprehensive loss for the year ended August 31, 2007 was $39,945 down 22% compared to $51,152 for the prior period in 2006.

Net loss for the three months ended November 30, 2008 was $6,619 up 6% compared to a net loss of $6,265 for the prior period in 2007. The increase in net loss for the three months ended November 30, 2008 was primarily attributed to higher transfer and registrar costs off-set by lower general and office costs and head office services.

Net loss per share

The net loss per share for the year ended August 31, 2008 was $0.006 compared to a net loss per share of $0.006 for the same period in 2007.

The loss per share for the year ended August 31, 2007 was $0.006 compared to $0.008 for the same period in 2006.

The net loss per share for the three months ended November 30, 2008 was $0.001 compared to a net loss per share of $0.001 for the same period in 2007.

Summary of Quarterly Results

The following tables reflect the summary of quarterly results for the years ended August 31, 2008, August 31, 2007 and August 31, 2006 and the quarter ended November 30, 2008.

	2008	2008	2008	2008	2007
For the Quarter ended	November 30	August 31	May 31	February 29	November 30
Revenue	$65	$50	$79	$92	$71
Net loss and comprehensive loss for the period	$(6,619)	$(20,646)	$(7,064)	$(16,539)	$(6,265)

Loss per share	$(0.001)	$(0.003)	$(0.001)	$(0.003)	$(0.001)

Revenue over the four quarters ended August 31, 2008 has fluctuated as a result of changes in natural gas sales prices received and natural gas sales volumes. The increase in net loss and comprehensive loss for the quarter ended August 31, 2008 was primarily attributed to an increase in professional fees relating to the year-end audit, costs associated with the evaluation of our reserves and a write down of oil and gas interests.

	2007	2007	2007	2006
For the Quarter ended	August 31	May 31	February 28	November 30
Revenue	$49	$306	$129	$153
Net loss and comprehensive loss for the period	$(14,608)	$(6,157)	$(13,251)	$(5,929)

Net loss per share	$(0.002)	$(0.001)	$(0.002)	$(0.001)

Revenue over the four quarters ended August 31, 2007 has fluctuated as a result of changes in natural gas sales prices received and natural gas sales volumes.  The increase in net loss and comprehensive loss for the quarter ended August 31, 2007 was primarily attributed to an increase in professional fees relating to the year-end audit, costs associated with the evaluation of our reserves and a write down of oil and gas interests. For the quarter ended February 28, 2007 the increase in net loss and comprehensive loss was related to an increase in professional fees.

	2006	2006	2006	2005
For the Quarter ended	August 31	May 31	February 28	November 30
Revenue	$82	$106	$175	$397
Net loss and comprehensive loss for the period	$(27,869)	$(3,999)	$(11,372)	$(7,912)

Net loss per share	$(0.004)	$(0.001)	$(0.002)	$(0.001)

Revenue over the four quarters ended August 31, 2006 declined primarily as a result of a decrease in natural gas sales volumes from a depleting gas well. The increase in net loss and comprehensive loss for the quarter ended August 31, 2006 was attributed to decreased revenues, increased depletion, an increase in professional fees relating to the year-end audit and costs associated with the evaluation of the Company’s reserves. The increased loss for the quarter ended February 28, 2006 was related to higher professional fees.

B.           LIQUIDITY AND CAPITAL RESOURCES

Cash as of August 31, 2008 was $202,726 compared to cash of $952 at August 31, 2007. We had a working capital deficiency of $93,634 at August 31, 2008 compared to a working capital deficiency of $483,860 at August 31, 2007. The decrease in working capital deficiency was primarily attributed to an increase in cash from receipt of funds through the issuance of common shares, the conversion of debt for shares and the forgiveness of debt by our President. During the year ended August 31, 2008 the primary use of funds was related to general and administrative expenditures. We will require additional sources of revenue or investment to meet its current and future working capital obligations.

Cash as of November 30, 2008 was $193,732 compared to cash of $202,726 at August 31, 2008. The Company has a working capital deficiency of $100,206 at November 30, 2008 compared to a working capital deficiency of $93,634 at August 31, 2008. The increase in working capital deficiency was primarily attributed to a decrease in cash held by the Company which was used to pay down accounts payable. During the three months ended November 30, 2008 the primary use of funds was related to general and administrative expenditures. The Company will require additional sources of revenue or investment to meet its current and future working capital obligations. Our past primary source of liquidity and capital resources has been advances, cash flow from oil and gas operations, proceeds from the sale of marketable securities and the issuance of common shares. At present, we do not have sufficient resources to fund our current working capital requirements. We may be required to obtain additional financing by way of debt or the issuance of common shares or some other means to service our current working capital requirements, any additional or unforeseen obligations or to implement any future opportunities.

If we issued additional common shares from treasury it would cause our current shareholders dilution.

Outlook and Capital Requirements

The Company’s producing properties are fully developed and there are no further outlays or expenses projected to develop these properties at this time. Management of the Company recognizes that cash flow from operations is not sufficient to expand its oil and gas operations and reserves. The Company will be required to obtain external financing in order to participate in any additional opportunities. In order to obtain financing the Company may be required to obtain a listing of its common shares.

C.           RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Not applicable.

D.           TREND INFORMATION

Seasonality

Our oil and gas operations is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from our oil and gas properties is the primary determinant for the volume of sales during the year.

There are a number of trends that have been developing in the oil and gas industry during the past several years that appear to be shaping the near future of the business. The first trend is the volatility of commodity prices. Natural gas is a commodity influenced by factors within North America. The continued tight supply demand balance for natural gas is causing significant elasticity in pricing. Despite record drilling activity, a strong economy, weather, fuel switching and demand for electrical generation there still exists a tight supply causing prices to remain high.

Crude oil is influenced by the world economy and OPEC's ability to adjust supply to world demand. Recently crude oil prices have been kept high by political events causing disruptions in the supply of oil, and concern over potential supply disruptions triggered by unrest in the Middle East.

Political events trigger large fluctuations in price levels. The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without external capital. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline.

A second trend within the Canadian oil and gas industry is recent growth in the number of private and small junior oil and gas companies starting up business. These companies often have experienced management teams from previous industry organizations that have disappeared as a part of the ongoing industry consolidation. Many are able to raise capital and recruit well qualified personnel.

A third trend currently affecting the oil and gas industry is the impact on capital markets caused by investor uncertainty in the North American economy. The capital market volatility in Canada has also been affected by uncertainties surrounding the economic impact that the Kyoto Protocol will have on the sector. Generally during the past year, the economic recovery combined with increased commodity prices has caused an increase in new equity financings in the oil and gas industry. We must compete with the numerous new companies and their new management teams and development plans in its access to capital. The competitive nature of the oil and gas industry will cause opportunities for equity financings to be selective. Some companies will have to rely on internally generated funds to conduct their exploration and developmental programs.

E.           OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes of financial condition, revenues, or expenses, results of operations, liquidity, capital expenditures or capital resources, which individually or in the aggregate are material to our investors.

F.           TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

We have no known contractual obligations requiring disclosure herein.

G.           SAFE HARBOR

Certain statements in this Registration Statement, including those appearing under this Item 5, constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. Additionally, forward-looking statements may be made orally or in press releases, conferences, reports, on our website or otherwise, in the future, by us or on our behalf. Such statements are generally identifiable by the terminology used such as "plans", "expects", "estimates", "budgets", "intends", "anticipates", "believes", "projects", "indicates", "targets", "objective", "could", "may", or other similar words.

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors that may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for natural gas, natural gas liquids and oil products; the ability to produce and transport natural gas, natural gas liquids and oil; the results of exploration and development drilling and related activities; economic conditions in the countries and provinces in which we carry on business, especially economic slowdown; actions by governmental authorities including increases in taxes, changes in environmental and other regulations, and renegotiations of contracts; political uncertainty, including actions by insurgent groups or other conflict; the negotiation and closing of material contracts; and the other factors discussed in "Item 3. Key Information – Risk Factors", and in other documents that we file with the SEC. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors; our course of action would depend upon our assessment of the future considering all information then available. In that regard, any statements as to future natural gas, natural gas liquids or oil production levels; capital expenditures; the allocation of capital expenditures to exploration and development activities; sources of funding of our capital program; drilling of new wells; demand for natural gas, natural gas liquids and oil products; expenditures and allowances relating to environmental matters; dates by which certain areas will be developed or will come on-stream; expected finding and development costs; future production rates; ultimate recoverability of reserves; dates by which transactions are expected to close; cash flows; uses of cash flows; collectability of receivables; availability of trade credit; expected operating costs; expenditures and allowances relating to environmental matters; debt levels; and changes in any of the foregoing are forward-looking statements, and there can be no assurances that the expectations conveyed by such forward-looking statements will, in fact, be realized. Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity, achievements or financial condition.

Readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results, which may not occur as anticipated. Actual results could differ materially from those anticipated in the forward-looking statements and from historical results, due to the risks and uncertainties described above, as well as others not now anticipated. The foregoing statements are not exclusive and further information concerning us, including factors that could materially affect our financial results, may emerge from time to time. We do not intend to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the names of all of our directors and executive officers as of the date of this Registration Statement, with each position and office held by them in our Company, and the period of their service as a director or as an officer.

Name	Age	Position with the Company	Date First Elected as Director
Sandra J. Hall	44	President, Chief Executive Officer, Secretary and Director	May 10, 2000
Milton Klyman	83	Director	November 15, 1996
William Jarvis	58	Director	July 21, 2005

All of our directors serve until our next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles or Bylaws.  Subject to the terms of their employment agreements, if any, executive officers are appointed by the Board of Directors to serve until the earlier of their resignation or removal, with or without cause by the directors.

There are no family relationships between any of our directors or executive officers.  There are no arrangements or understandings between any two or more directors or executive officers.

Ms. Sandra J. Hall has been an officer and director of ours since May 10, 2000.  From March 13, 2000 to present Ms. Hall has been the President, Secretary, Treasurer and a Director of 1406768 Ontario Inc.  From February 27, 2009 to present, Ms. Hall has been the President, Secretary and a director of 1354166 Alberta Ltd. Ms. Hall was  President of EnerNorth Industries Inc. (“EnerNorth”) from July 1, 2002 to March 21, 2007 and had been a Director of EnerNorth from December 1997 to March 21, 2007 and Secretary from July 1998 to March 21, 2007.  On March 20, 2007 EnerNorth filed an Assignment in Bankruptcy under the Bankruptcy and Insolvency Act (Canada).  Ms. Hall is the President, sole director and shareholder of 1407271 Ontario Inc.

Mr. Milton Klyman has been a director of ours since November 15, 1996.  Mr. Klyman was also our Treasurer from December 31, 2003 to December 28, 2007. From February 27, 2009 to present, Mr. Klyman has been a director of 1354166 Alberta Ltd. Mr. Klyman is a self-employed financial consultant and has been a Chartered Accountant since 1952. Mr. Klyman is a Life Member of the Canadian Institute of Chartered Accountants.  Mr. Klyman serves as a director on the boards of Western Troy Capital Resources Inc., and Bonanza Blue Corp. Mr. Klyman had been a Director of EnerNorth Industries Inc. from December 1997 to September 2000.  Mr. Klyman was re-appointed a director of the EnerNorth Industries Inc. in April 2001 until March 21, 2007.  On March 20, 2007 EnerNorth filed an Assignment in Bankruptcy under the Bankruptcy and Insolvency Act (Canada).

Mr. Jarvis has been a director of ours since July 21, 2005.  Mr. Jarvis has been an independent consulting geologist since 1994. Mr. Jarvis serves as a director on the board of Randsburg International Gold Corporation and acts as their exploration project manager.

B.           COMPENSATION

Executive Compensation

The following table presents a summary of all annual and long-term compensation paid by us including our subsidiaries, for services rendered to us by our executive officers and directors in any capacity for the three fiscal years ended August 31, 2008.

The aggregate amount of compensation (including salaries, bonuses and other compensation and the net amount realized on the exercise of stock options) paid and accrued by us during the three fiscal years ended August 31, 2008 to all directors, senior management and administrative or supervisory personnel of ours as a group was CDN $36,000.

Summary Compensation Table (CDN$)
Name and Principal Position	Year	Annual Compensation				Long Term Compensation						All Other Compensation
		Salary		Bonus	Other Annual Compensation	Awards				Payouts
						Securities Under Options Granted(1)		Shares or Units Subject to Resale Restrictions		LTIP Payouts
		($)(2)		($)	($)	(#	)	(#	)	(#	)	($)
Sandra J. Hall, Chief Executive Officer, Secretary & Director	2008 2007 2006	$ $ $	12,000 12,000 12,000	0 0 0	0 0 0	0 0 0		0 0 0		0 0 0		0 0 0
Milton Klyman, Director	2008 2007 2006		0 0 0	0 0 0	0 0 0	0 0 0		0 0 0		0 0 0		0 0 0
William Jarvis, Director	2008 2007 2006		0 0 0	0 0 0	0 0 0	0 0 0		0 0 0		0 0 0		0 0 0

(1) No options have been issued to date.
(2) Accrued on account of management fees charged at a rate of $1,000 per month.

Compensation of Directors

Each director of ours is entitled to receive the sum of $100 for each meeting of the directors or shareholders attended. During the fiscal year ended August 31, 2008 no amount was paid by us with respect to such fees.

Long-Term Incentive Plan Awards (“LTIP”)

We do not have any Long-term Incentive Plans and, as disclosed above, no remuneration payments were made directly by us to the named executive officers and directors during the fiscal year ended August 31, 2008.

An LTIP means "any Plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year, whether performance is measured by reference to financial performance of a company or an affiliate or the price of the company's shares but does not include option or stock appreciation rights, plans or plans for compensation through restricted shares or units".

Defined Benefit or Actuarial Plan Disclosure

We do not have a defined benefit or actuarial plan.

Termination of Employment, Change in Responsibilities, Employment Contracts

We have no employment contracts with any of our executive officers or directors.

We have no compensatory plan, contract or arrangement where a named executive officer or director is entitled to receive compensation in the event of resignation, retirement, termination, change of control or a change in responsibilities following a change in control.

Option/Stock Appreciation Rights (“SAR”) Grants During the Most Recently Completed Financial Year

As of our fiscal year end August 31, 2008 we had no option/stock appreciation rights or grants outstanding.

Our Stock Option Plan (the "Plan") was adopted by our board of directors on April 5, 2000 and approved by a majority of our shareholders voting at the Annual and Special Meeting held on May 10, 2000.  The Plan was adopted in order that we may be able to provide incentives for directors, officers, employees, consultants and other persons (an “Eligible Individual”) to participate in our growth and development by providing us with the opportunity through share options to acquire an ownership interest in us.  Directors and officers currently are not remunerated for their services except as stated in “Executive Compensation” above.

The maximum number of common shares which may be set aside for issue under the Plan is 1,275,000 common shares, provided that the board has the right, from time to time, to increase such number subject to the approval of our shareholders and any relevant stock exchange or other regulatory authority.  The maximum number of common shares which may be reserved for issuance to any one person under the plan is 5% of the common shares outstanding at the time of the grant less the number of shares reserved for issuance to such person under any options for services or any other stock option plans.  Any common shares subject to an option, which are not exercised, will be available for subsequent grant under the Plan.  The option price of any common shares cannot be less than the closing sale price of such shares quoted on any trading system or on such stock exchange in Canada on which the common shares are listed and posted for trading as may be selected for such purpose by the board of directors, on the day immediately preceding the day upon which the grant of the option is approved by the board of directors.

Options granted under the Plan may be exercised during a period no exceeding five years, subject to earlier termination upon the optionee ceasing to be an Eligible Individual, or, in accordance with the terms of the grant of the option.  The options are non-transferable and non-assignable except between an Eligible Individual and a related corporation controlled by such Eligible Individual upon the consent of the board of directors.  The Plan contains provisions for adjustment in the number of shares issuable there under in the event of subdivision, consolidation, reclassification, reorganization or change in the number of common shares, a merger or other relevant change in the Company’s capitalization.  The board of directors may from time to time amend or revise the terms of the Plan or may terminate the Plan at any time.

As at the date hereof, no options were outstanding or exercised pursuant to the Plan.

Aggregate Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

Not applicable.

C.           BOARD PRACTICES

The current terms of each of our directors began on August 10, 2000 except for Mr. Jarvis who was appointed on July 21, 2005. Our directors serve until our next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles or Bylaws.  Our sole executive officer was appointed by our Board of Directors to serve until the earlier of her resignation or removal, with or without cause by the directors. There was no compensation paid by us to our directors during the fiscal year ended August 31, 2008 for their services in their capacity as directors or any compensation paid to committee members.

Corporate Governance

The Canadian Securities Administrators in National Instrument 58-101 (“NI 58-101”) have adopted guidelines for effective corporate governance which address the constitution and independence of boards, the functions to be performed by boards and their committees and the recruitment, effectiveness and education of board members. A description of our corporate governance practices is set out below, including a discussion of the principal matters relating to corporate governance practices discussed in NI 58-101.

Board of Directors

The mandate of our board of directors, prescribed by the Business Corporations Act (Ontario), is to manage or supervise the management of our business and affairs and to act with a view to our best interests. In doing so, the board oversees the management of our affairs directly and through its committees.

As of August 31, 2008 and the date of this Registration Statement, our board of directors consists of three directors, two of which are "independent directors" in that they are "independent from management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the directors ability to act with a view to our best interests, other than interests and relationships arising from shareholding".  The independent directors are Milton Klyman and William Jarvis.  It is our practice to attempt to maintain a diversity of professional and personal experience among our directors.

The board of directors has met at least once annually or otherwise as circumstances warrant to review our business operations, corporate governance and financial results.  The table below reflects the attendance of each director of ours at each Board and committee meeting of the Board during the fiscal year ended August 31, 2008.

Name	Board of Directors Meetings	Audit Committee Meetings	Compensation Committee Meetings	Petroleum and Natural Gas Committee Meetings	Disclosure Committee Meetings
Milton Klyman	2	2	Nil	Nil	Nil
William Jarvis	1	1	Nil	Nil	Nil
Sandra Hall	2	Nil	Nil	Nil	Nil

Directorships

The following directors of ours are directors of other Canadian or United States reporting issuers as follows:

Sandra J. Hall	Eugenic Corp.

Milton Klyman	Bonanza Blue Corp.; Eugenic Corp.; and Western Troy Capital Resources Inc.

William Jarvis	Randsburg International Gold Corporation

Orientation and Continuing Education

We have developed an orientation program for new directors including a director’s manual (“Director’s Manual”) which contains information regarding the roles and responsibilities of the board, each board committee, the board chair, the chair of each board committee and our president. The Director’s Manual contains information regarding its organizational structure, governance policies including the Board Mandate and each Board committee charter, and our code of business conduct and ethics. The Director’s Manual is updated as our business, governance documents and policies change. We update and inform the board regarding corporate developments and changes in legal, regulatory and industry requirements affecting us.

Assessments

The board assesses, on an annual basis, the contributions of the board as a whole, the Audit Committee and each of the individual directors, in order to determine whether each are functioning effectively. The board monitors the adequacy of information given to directors, communication between the board and management and the strategic direction and processes of the board and committees.  The Audit Committee will annually review the Audit Committee Charter and recommend, if any, revisions to the board as necessary.

Ethical Business Conduct

We have adopted a written code of business conduct and ethics (the “Code”) for our directors, officers and employees. The board encourages following the Code by making it widely available. It is distributed to directors in the Director’s Manual and to officers, employees and consultants at the commencement of their employment or consultancy.  The Code reminds those engaged in service to us that they are required to report perceived or actual violations of the law, violations of our policies, dangers to health, safety and the environment, risks to our property, and accounting or auditing irregularities to the chair of the Audit Committee who is an independent director of ours. In addition, to requiring directors, officers and employees to abide by the Code, we encourage consultants, service providers and all parties who engage in business with us to contact the chair of the Audit Committee regarding any perceived and all actual breaches by our directors, officers and employees of the Code. The chair of our Audit Committee is responsible for investigating complaints, presenting complaints to the applicable board committee or the board as a whole, and developing a plan for promptly and fairly resolving complaints. Upon conclusion of the investigation and resolution of a complaint, the chair of our Audit Committee will advise the complainant of the corrective action measures that have been taken or advise the complainant that the complaint has not been substantiated. The Code prohibits retaliation by us, our directors and management, against complainants who raise concerns in good faith and requires us to maintain the confidentiality of complainants to the greatest extent practical. Complainants may also submit their concerns anonymously in writing. In addition to the Code, we have an Audit Committee Charter and a Policy of Procedures for Disclosure Concerning Financial/Accounting Irregularities.

Since the beginning of our most recently completed financial year, no material change reports have been filed that pertain to any conduct of a director or executive officer that constitutes a departure from the Code. The board encourages and promotes a culture of ethical business conduct by appointing directors who demonstrate integrity and high ethical standards in their business dealings and personal affairs. Directors are required to abide by the Code and expected to make responsible and ethical decisions in discharging their duties, thereby setting an example of the standard to which management and employees should adhere. The board is required by the Board Mandate to satisfy our CEO and other executive officers are acting with integrity and fostering a culture of integrity throughout the Company. The board is responsible for reviewing departures from the Code, reviewing and either providing or denying waivers from the Code, and disclosing any waivers that are granted in accordance with applicable law. In addition, the board is responsible for responding to potential conflict of interest situations, particularly with respect to considering existing or proposed transactions and agreements in respect of which directors or executive officers advise they have a material interest. The Board Mandate requires that directors and executive officers disclose any interest and the extent, no matter how small, of their interest in any transaction or agreement with us, and that directors excuse themselves from both board deliberations and voting in respect of transactions in which they have an interest. By taking these steps the board strives to ensure that directors exercise independent judgment, unclouded by the relationships of the directors and executive officers to each other and us, in considering transactions and agreements in respect of which directors and executive officers have an interest.

Committees of the Board

Our board of directors discharges its responsibilities directly and through committees of the board of directors, currently consisting of an Audit Committee, Compensation Committee, Disclosure Committee and a Petroleum and Natural Gas Committee.

Each of the Disclosure Committee and the Petroleum and Natural Gas Committee consists of a majority of independent directors, while the Audit Committee and Compensation Committee consists of independent directors.  Each Committee has a specific mandate and responsibilities, as reflected in the charters for each committee.

Audit Committee

The mandate of the Audit Committee is formalized in a written charter.  The members of the audit committee of the board are William Jarvis and Milton Klyman (Chairman). Based on his professional certification and experience, the board has determined that Milton Klyman is an Audit Committee Financial Expert and that William Jarvis is financially literate and independent. The audit committee's primary duties and responsibilities are to serve as an independent and objective party to monitor our financial reporting process and control systems, review and appraise the audit activities of our independent auditors, financial and senior management, and the lines of communication among the independent auditors, financial and senior management, and the board of directors for financial reporting and control matters including investigating fraud, illegal acts or conflicts of interest.

Relevant Education and Experience of Audit Committee Members

Milton Klyman is the Chairman of the Audit Committee.  He is a self-employed financial consultant and has been a Chartered Accountant since 1952.  Milton Klyman is a Life Member of the Institute of Chartered Accountants of Ontario, a Life member of the Canadian Institute of Mining Metallurgy and Petroleum and a Fellow of the Institute of Chartered Secretaries and Administrators.

William Jarvis is a self employed exploration consultant.

Audit Committee Charter

Our Audit Committee Charter (the “Charter”) has been adopted by our board of directors.  The Audit Committee of the board (the “Committee”) will review and reassess this charter annually and recommend any proposed changes to the board for approval.  The Audit Committee’s primary duties and responsibilities are to:

•	Oversee (i) the integrity of our financial statements; (ii) our compliance with legal and regulatory requirements; and (iii) the independent auditors’ qualifications and independence.

•	Serve as an independent and objective party to monitor our financial reporting processes and internal control systems.

•	Review and appraise the audit activities of our independent auditors and the internal auditing functions.

•	Provide open lines of communication among the independent auditors, financial and senior management, and the board for financial reporting and control matters.

Role and Independence: Organization

The Committee assists the board on fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing, internal control and financial reporting practices.  It may also have such other duties as may from time to time be assigned to it by the board.

The Audit Committee is to be comprised of at least three directors.  Each of the Committee members must be independent from management (a majority of this Committee may not be non-independent directors) and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee.

All members shall, to the satisfaction of the board, be financially literate (i.e. will have the ability to read and understand a balance sheet, an income statement, a cash flow statement and the notes attached thereto), and at least one member shall have accounting or related financial management expertise to qualify as “financially sophisticated”.  A person will qualify as “financially sophisticated” if an individual who possesses the following attributes:

1.	an understanding of financial statements and generally accepted accounting principles;

2.	an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

3.
experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our financial statements, or experience actively supervising one or more persons engaged in such activities;

4.	an understanding of internal controls and procedures for financial reporting; and

5.	an understanding of audit committee functions.

Each of the members of the Committee is “independent” as defined by the American Stock Exchange’s listing standards and the Securities and Exchange Commission, and the Board has determined that Milton Klyman is an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K promulgated by the Securities and Exchange Commission.

The Committee members will be elected annually at the first meeting of the Board following the annual meeting of shareholders.  Each member of the Committee serves during the pleasure of the Board and, in any event, only so long as he or she is a director.

One member of the Committee shall be appointed as chair.  The chair shall be responsible for leadership of the Committee, including scheduling and presiding over meetings and making regular reports to the Board.  The chair will also maintain regular liaison with the CEO, CFO, and the lead independent audit partner.

Responsibilities and Powers

Although the Committee may wish to consider other duties from time to time, the general recurring activities of the Committee in carrying out its oversight role are described below.

•	Annual review and revision of this Charter as necessary with the approval of the board.

•	Review and obtain from the independent auditors a formal written statement delineating all relationships between the auditor and us, consistent with Independence Standards Board Standard 1.

•
Recommending to the board the independent auditors to be retained (or nominated for shareholder approval) to audit our financial statements.  Such auditors are ultimately accountable to the board and the Committee, as representatives of the shareholders.

•	Evaluating, together with the board and management, the performance of the independent auditors and, where appropriate, replacing such auditors.

•
Obtaining annually from the independent auditors a formal written statement describing all relationships between the auditors and us. The Committee shall actively engage in a dialogue with the independent auditors with respect to any relationship that may impact the objectivity and the independence of the auditors and shall take, or recommend that the board take, appropriate actions to oversee and satisfy itself as to the auditors’ independence.

•
Ensuring that the independent auditors are prohibited from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:

o	Bookkeeping or other services related to our accounting records or consolidated financial statements;
o	Financial information systems design and implementation;
o	Appraisal or valuation services, fairness opinions, or contribution-in-kind reports;
o	Actuarial services;
o	Internal audit outsourcing services;
o	Management functions or human resources;
o	Broker or dealer, investment advisor or investment banking services;

o	Legal services and expert services unrelated to the audit; and
o	Any other services which the Public Company Accounting Oversight Board determines to be impermissible.

•	Approving any permissible non-audit engagements of the independent auditors.

•	Meeting with our auditors and management to review the scope of the proposed audit for the current year, and the audit procedures to be used, and to approve audit fees.

•
Reviewing the audited consolidated financial statements and discussing them with management and the independent auditors.  Consideration of the quality our accounting principles as applied in its financial reporting.  Based on such review, the Committee shall make its recommendation to the Board as to the inclusion of our audited consolidated financial statement in our Registration Statement to Shareholders.

•	Discussing with management and the independent auditors the quality and adequacy of and compliance with our internal controls.

•
Establishing procedures: (i) for receiving, handling and retaining of complaints received by us regarding accounting, internal controls, or auditing matters, and (ii) for employees to submit confidential anonymous concerns regarding questionable accounting or auditing matters.

•	Review and discuss all related party transactions involving us.

•	Engaging independent counsel and other advisors if the Committee determines that such advisors are necessary to assist the Committee in carrying out its duties.

•	Publicly disclose the receipt of warning about any violations of corporate governance rules.

Authority

The Committee will have the authority to retain special legal, accounting or other experts for advice, consultation or special investigation.  The Committee may request any officer or employee of ours, our outside legal counsel, or the independent auditor to attend a meeting of the Committee, or to meet with any member of, or consultants to, the Committee.  The Committee will have full access to our books, records and facilities.

Meetings

The Committee shall meet at least yearly, or more frequently as the Committee considers necessary.  Opportunities should be afforded periodically to the external auditor and to senior management to meet separately with the independent members of the Committee. Meetings may be with representatives of the independent auditors, and appropriate members of management, all either individually or collectively as may be required by the Chairman of the Committee.

The independent auditors will have direct access to the Committee at their own initiative.

The Chairman of the Committee will report periodically the Committee’s findings and recommendations to the board of directors.

Compensation Committee

The mandate of the Compensation Committee is formalized in a written charter. The members of the compensation committee of the Board are William Jarvis and Milton Klyman (Chair).  The Compensation Committee is comprised entirely of independent directors. Compensation is determined in the context of our strategic plan, our growth, shareholder returns and other achievements and considered in the context of position descriptions, goals and the performance of each individual director and officer. With respect to directors’ compensation, the Compensation Committee reviews the level and form of compensation received by the directors, members of each committee, the board chair and the chair of each board committee, considering the duties and responsibilities of each director, his or her past service and continuing duties in service to us. The compensation of directors, the CEO and executive officers of competitors are considered, to the extent publicly available, in determining compensation and the Compensation Committee has the power to engage a compensation consultant or advisor to assist in determining appropriate compensation.

Disclosure Committee

The mandate of the Corporate Governance Committee is formalized in a written charter. The members of the corporate governance committee of the board are Milton Klyman, William Jarvis and Sandra Hall (Chair).  The Committee's duties and responsibilities include, but are not limited to, review and revise our controls and other procedures (“Disclosure and Controls Procedures”) to ensure that (i) information required by us to be disclosed to the applicable regulatory authorities and other written information that we will disclose to the public is reported accurately and on a timely basis, and (ii) such information is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure; assist in documenting and monitoring the integrity and evaluating the effectiveness of the Disclosure and Control Procedures; the identification and disclosure of material information about us, the accuracy completeness and timeliness of our financial reports and all communications with the investing public are timely, factual and accurate and are conducted in accordance with applicable legal and regulatory requirements.

Petroleum and Natural Gas Committee

The members of the petroleum and natural gas committee of the Board are Milton Klyman, Sandra Hall and William Jarvis (Chair).  The Petroleum and Natural Gas Committee has the responsibility of meeting with the independent engineering firms commissioned to conduct the reserves evaluation on our oil and natural gas assets and to discuss the results of such evaluation with each of the independent engineers and management.  Specifically, the Petroleum and Natural Gas Committee’s responsibilities include, but are not limited to, a review of management’s recommendations for the appointment of independent engineers, review of the independent engineering reports and considering the principal assumptions upon which such reports are based, appraisal of the expertise of the independent engineering firms retained to evaluate our reserves, review of the scope and methodology of the independent engineers’ evaluations, reviewing any problems experienced by the independent engineers in preparing the reserve evaluation, including any restrictions imposed by management or significant issues on which there was a disagreement with management and a review of reserve additions and revisions which occur from one report to the next.

D.           EMPLOYEES

As of August 31, 2008 and the date of the filing of this Registration Statement we did not have any employees other than our sole executive officer.

E.           SHARE OWNERSHIP

Our common shares are owned by Canadian residents, United States residents and residents of other countries.  The only class of our securities, which is outstanding as of the date of this Registration Statement, is common stock.  All holders of our common stock have the same voting rights with respect to their ownership of our common stock.

The following table sets forth as of the date of the filing of this Registration Statement, certain information with respect to the amount and nature of beneficial ownership of the common stock held by (i) each person known to our management to be the beneficial owner of more than 5% of our outstanding shares of common stock; (ii) each person who is a director or an executive officer of ours; and (iii) all directors and executive officers of ours, as a group.  Shares of our common stock subject to options, warrants, or convertible securities currently exercisable or convertible or exercisable or convertible within 60 days of the date of filing of this Registration Statement are deemed outstanding for computing the share ownership and percentage of the person holding such options, warrants, or convertible securities but are not deemed outstanding for computing the percentage of any other person.

Name and Owner	Identity	Amount and Nature of Beneficial Ownership of Common Stock (1)		Percentage

Sandra J. Hall	Officer, Director, and Principal Shareholder	6,100,000	(2)	23.1%
Milton Klyman	Director	100,000	(3)	0.4%
William Jarvis	Director	0		0%
1407271 Ontario Inc. (4)	Principal Shareholder	4,400,000	(5)	17.0%
Core Energy Enterprise, Inc. (6)	Principal Shareholder	4,073,208	(7)	15.5%
James Cassina	Principal Shareholder	12,065,046	(8)	39.86%
Tonbridge Financial Corp.	Principal Shareholder	5,483,414	(9)	20.33%
All officers and directors as a group (3 persons)		6,200,000	(2)(3)	23.46%

(1)
Unless otherwise indicated, the persons named have sole ownership, voting and investment power with respect to their stock, subject to applicable laws relative to rights of spouses.  Percentage ownership is based on 24,232,559 shares of common stock outstanding as of the date of filing of this Registration Statement.

(2)
Includes 2,800,000 outstanding shares and 1,600,000 shares underlying 1,600,000 presently exercisable warrants owned by 1407271 Ontario Inc.  Also includes 600,000 shares underlying 600,000 presently exercisable warrants owned directly by Sandra Hall.

(3)	Includes 50,000 shares underlying 50,000 presently exercisable warrants.

(4)	Sandra J. Hall owns 1407271 Ontario Inc. and has sole voting and investment power with respect to the shares of our common stock owned by 1407271 Ontario Inc.

(5)	Includes 1,600,000 shares underlying 1,600,000 presently exercisable warrants.

(6)	James Cassina has voting and investment power with respect to the shares of our common stock owned by Core Energy Enterprises Inc.

(7)	Includes 2,036,604 shares underlying 2,036,604 presently exercisable warrants.

(8)
Includes 2,036,604 outstanding shares and 2,036,604 shares underlying 2,036,604 presently exercisable warrants owned by Core Energy Enterprises Inc.  Also includes 3,995,919 shares underlying 3,995,919 presently exercisable warrants owned directly by James Cassina.

(9)	Includes 2,741,707 shares underlying 2,741,707 presently exercisable warrants. Robert Cordes has voting and investment power with respect to the shares owned by Tonbridge Financial Corp.

As of the date of the filing of this Registration Statement, to the knowledge of our management, there are no arrangements which, could at a subsequent date result in a change in control of us.  As of such date, and except as disclosed herein, our management has no knowledge that we are owned or controlled directly or indirectly by another company or any foreign government.

Our Stock Option Plan (the "Plan") was adopted by our Board of Directors on April 5, 2000 and approved by a majority of our shareholders voting at the Annual and Special Meeting held on May 10, 2000.  The Plan was adopted in order that we may be able to provide incentives for our directors, officers, employees, consultants and other persons (an “Eligible Individual”) to participate in our growth and development by providing them with the opportunity through share options to acquire an ownership interest in us.

The maximum number of common shares which may be set aside for issue under the Plan is 1,275,000 common shares, provided that the board has the right, from time to time, to increase such number subject to the approval of our shareholders and any relevant stock exchange or other regulatory authority.  The maximum number of common shares which may be reserved for issuance to any one person under the plan is 5% of the common shares outstanding at the time of the grant less the number of shares reserved for issuance to such person under any options for services or any other stock option plans.  Any common shares subject to an option, which are not exercised, will be available for subsequent grant under the Plan.  The option price of any common shares cannot be less than the closing sale price of such shares quoted on any trading system or on such stock exchange in Canada on which the common shares are listed and posted for trading as may be selected for such purpose by the board of directors, on the day immediately preceding the day upon which the grant of the option is approved by the board of directors.

Options granted under the Plan may be exercised during a period no exceeding five (5) years, subject to earlier termination upon the optionee ceasing to be an Eligible Individual, or, in accordance with the terms of the grant of the option.  The options are non-transferable and non-assignable except between an Eligible Individual and a related corporation controlled by such Eligible Individual upon the consent of the board of directors.  The Plan contains provisions for adjustment in the number of shares issuable there under in the event of subdivision, consolidation, reclassification, reorganization or change in the number of common shares, a merger or other relevant change in our capitalization.  The board of directors may from time to time amend or revise the terms of the Plan or may terminate the Plan at any time.

ITEM 7     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           MAJOR SHAREHOLDERS

There are 24,232,559 issued and outstanding shares of our common stock as of the date of the filing of this Registration Statement.  As of the date of the filing of this Registration Statement, to our knowledge, no persons hold directly or indirectly or exercise control or direction over, shares of our common stock carrying 5% or more of the voting rights attached to all issued and outstanding shares of the common stock except as stated under Item 6.E above or set out in the table below.

Name	Number of Shares		Percentage
1407271 Ontario Inc. (1)	4,400,000	(2)	17.0%
Sandra Hall	6,100,000	(3)	23.1%
James Cassina	12,065,046	(4)	39.86%
Core Energy Enterprises Inc. (5)	4,073,208	(6)	15.5%
Tonbridge Financial Corp.	5,483,414	(7)	20.33%

(1)	Sandra J. Hall owns 1407271 Ontario Inc. and has sole voting and investment power with respect to the shares of our common stock owned by 1407271 Ontario Inc.

(2)	Includes 1,600,000 shares underlying 1,600,000 presently exercisable warrants.

(3)
Includes 2,800,000 outstanding shares and 1,600,000 shares underlying 1,600,000 presently exercisable warrants owned by 1407271 Ontario Inc.  Also includes 600,000 shares underlying 600,000 presently exercisable warrants owned directly by Sandra Hall.

(4)
Includes 2,036,604 outstanding shares and 2,036,604 shares underlying 2,036,604 presently exercisable warrants owned by Core Energy Enterprises Inc.  Also includes 3,995,919 shares underlying 3,995,919 presently exercisable warrants owned directly by James Cassina.

(5)	James Cassina has voting and investment power with respect to the shares of our common stock owned by Core Energy Enterprises Inc.

(6)	Includes 2,036,604 shares underlying 2,036,604 presently exercisable warrants.

(7)	Includes 2,741,707 shares underlying 2,741,707 presently exercisable warrants. Robert Cordes has voting and investment power with respect to the shares owned by Tonbridge Financial Corp.

The following table discloses the geographic distribution of the majority of the holders of record of our common stock as of date of April 9, 2009.

Country	Number of Shareholders	Number of Shares	Percentage of Shareholders	Percentage of Shares
Canada	1,079	10,313,539	96.17%	42.56%
USA	31	369,623	2.76%	1.53%
All Other	12	13,549,397	1.07%	55.91%
Total	1,122	24,232,559	100%	100%

We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person. There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of us.

B.           RELATED PARTY TRANSACTIONS

For the last three fiscal years ended August 31 and through the date of the filing of this Registration Statement, we have entered into the related party transactions described below.

Since November 1, 2000, we have been accruing a management fee of $1,000 per month to Sandra Hall, our President and a Director.

On April 14, 2008, we entered into a Debt Settlement Agreement with Sandra Hall, to convert debt accrued on account of management fees in the amount of $50,000 through the issuance of a total of 500,000 Shares at an attributed value of $0.10 per Share.  In connection with the conversion, Ms. Hall also agreed to forgive $38,000 of the debt owing to her by us, which was recorded as an increase to contributed surplus.

On February 5, 2009, 1407271 Ontario Inc., a corporation in which Sandra Hall has voting and investment power, acquired 1,600,000 Units at a price of $0.05 per Unit.  Each Unit consists of one share of our common stock and one common stock purchase warrant exercisable until February 5, 2014 for the purchase of one share of our common stock at a price of $0.07 per share.

On February 25, 2009, Sandra Hall acquired 600,000 Units at a price of $0.05 per Unit.  Each Unit consists of one share of our common stock and one common stock purchase warrant exercisable until February 25, 2014 for the purchase of one share of our common stock at a price of $0.07 per share.

On February 25, 2009, Milton Klyman acquired 50,000 Units at a price of $0.05 per Unit.  Each Unit consists of one share of our common stock and one common stock purchase warrant exercisable until February 25, 2014 for the purchase of one share of our common stock at a price of $0.07 per share.

On February 27, 2009, we purchased all of the issued and outstanding shares issued in the capital stock of 1354166 Alberta Ltd., a company incorporated on October 3, 2007 in the Province of Alberta Canada. In connection therewith, we issued to the shareholders of 1354166 an aggregate of 8,910,564 units (each a "Unit") at $0.05 per unit or an aggregate of $445,528 and following the closing repaid $118,000 of shareholder loans in 1354166 by cash payment to James Cassina and Tonbridge Financial Corp. the amounts of $81,420 and 36,580 respectively.

Inter-Company Balances

For the years ended August 31, 2008, 2007 and 2006, 1406768 Ontario, our wholly owned subsidiary advanced us $206,926.52, $199,426.52 and $203,806.95 respectively.  As of the date of the filing of this Registration Statement the inter-company balance due to 1406768 Ontario is $206,926.52. On February 27, 2009, we advanced to our wholly owned subsidiary 1354166 Alberta $118,000.00. As of the date of the filing of this Registration Statement the inter-company balance due from 1354166 Alberta is $118,000.00

C.           INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.  This Form 20-F is being filed as a Registration Statement under the Exchange Act.

ITEM 8     FINANCIAL INFORMATION

A.           CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements required as part of this Registration Statement are filed under Item 17 of this Registration Statement.

Litigation

There are no pending legal proceedings to which we or our subsidiary is a party or of which any of our property is the subject. There are no legal proceedings to which any of the directors, officers or affiliates or any associate of any such directors, officers or affiliates of either our company or our subsidiary is a party or has a material interest adverse to us.

Dividends

We have not paid any dividends on our common stock during the past five years. We do not intend to pay dividends on shares of common stock in the foreseeable future as we anticipate that our cash resources will be used to finance growth.

B.           SIGNIFICANT CHANGES

There have been no significant changes that have occurred since the date of the financial statements included with this Registration Statement except as disclosed in the Registration Statement.

ITEM 9     THE OFFER AND LISTING

Common Shares

Our authorized capital consists of an unlimited number of common shares without par value, of which 24,232,559 were issued and outstanding as of April 9, 2009. All shares are initially issued in registered form. There are no restrictions on the transferability of our common shares imposed by our constating documents.  Holders of our common shares are entitled to one vote for each common share held of record on all matters to be acted upon by our shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by our board of directors, in their discretion. In addition we are authorized to issue an unlimited number of preferred shares, with such rights, preferences and privileges as may be determined from time to time by our board of directors.  There were no preferred shares outstanding at April 9, 2009.

Our common shares entitle their holders to: (i) vote at all meetings of our shareholders except meetings at which only holders of specified classes of shares are entitled to vote, having one vote per common share, (ii) receive dividends at the discretion of our board of directors; and (iii) receive our remaining property on liquidation, dissolution or winding up.

A.           OFFER AND LISTING DETAILS

Trading Markets – Our common stock has not publicly traded since 1990 and until a trading market develops for our common stock, investors in our common stock will be required to hold their shares for an indefinite period of time.

B.           PLAN OF DISTRIBUTION

Not Applicable.  This Form 20-F is being filed as a Registration Statement under the Exchange Act.

C.           MARKETS

See Item 9.A.

D.           SELLING SHAREHOLDERS

Not Applicable.  This Form 20-F is being filed as a Registration Statement under the Exchange Act.

E.           DILUTION

Not Applicable.  This Form 20-F is being filed as a Registration Statement under the Exchange Act.

F.           EXPENSES OF THE ISSUE

Not Applicable.  This Form 20-F is being filed as a Registration Statement under the Exchange Act.

ITEM 10    ADDITIONAL INFORMATION

A.           SHARE CAPITAL

Our authorized capital consists of an unlimited number of common shares, without par value, of which 24,232,559 were issued and outstanding as of April 9, 2009, and an unlimited number of preferred shares without par value, of which none were issued and outstanding as of April 9, 2009.

Our common shares entitle the holder to: (i) vote at all meetings of our shareholders except meetings at which only holders of specified classes of shares are entitled to vote, having one vote per common share, (ii) receive dividends at the discretion of our board of directors; and (iii) receive our remaining property on liquidation, dissolution or winding up. All of our common shares rank equally for the payment of any dividends and distributions in the event of a windup.

Our preferred shares will have such rights, preferences and privileges as may be determined by our board of directors.

The accompanying  Audited Consolidated Financial Statements provide details of all of our securities issuances and the issue price per share since September 1, 2005. None of our shares are held by us or on behalf of us. A summary of our outstanding dilutive securities (convertible or exercisable into common shares) is as follows:

Stock Options

We have adopted a stock option plan, as more fully described in this Registration Statement in Item 6.E.  As of April 9, 2009 no stock options have been issued.

Warrants

As of April 9, 2009, we have 16,335,820 common stock purchase warrants outstanding.

	Number of	Exercise	Expiry
	Warrants	Price	Date	Amount
Balance at August 31, 2005,2006 and 2007	Nil	Nil	Nil	Nil
April 14, 2008 private placement (note a)	2,575,000	$0.20	April 14, 2011	$100,875
Balance at August 31, 2008 and November 30, 2008	2,575,000	$0.20	April 14, 2011	$100,875
February 5, 2009 private placement (note b)	2,600,000	$0.07	February 5, 2014	62,400
February 25, 2009 private placement (note c)	1,000,256	$0.07	February 25,2014	24,006
February 27, 2009 acquisition (note d)	8,910,564	$0.07	February 27, 2014	161,467
February 27, 2009 debt conversion (note e)	1,250,000	$0.07	February 27, 2014	30,000
Balance at April 9, 2009	16,335,820			$378,748

a)      On April 14, 2008, we completed a non-brokered private placement of 2,575,000 units at a price on $0.10 per unit for gross proceeds of $257,500 (proceeds net of issue costs $252,188). Each unit was comprised of one common share (each a “Unit Share”) and one purchase warrant (each a “Warrant”).  Each Warrant is exercisable until April 14, 2011 to purchase one additional share of our common stock (each a “Warrant Share”) at a purchase price of $0.20 per share.

b)      On February 5, 2009, we completed a non-brokered private placement of 2,600,000 units (each a “Unit”) at a purchase price of $0.05 per Unit for gross proceeds of $130,000. Each Unit was comprised of one common share (each a “Unit Share”) and one purchase warrant (each a “Warrant”).  Each Warrant is exercisable until February 5, 2014, to purchase one additional share of our common stock (each a “Warrant Share”) at a purchase price of $0.07 per share.

c)      On February 25, 2009, we completed a non-brokered private placement of 1,000,256 units (each a “Unit”) at a purchase price of $0.05 per Unit for gross proceeds of approximately $50,013. Each Unit was comprised of one common share (each a “Unit Share”) and one purchase warrant (each a “Warrant”).  Each Warrant is exercisable until February 25, 2014 to purchase one additional share of our common stock (each a “Warrant Share”) at a purchase price of $0.07 per share.

d)      On February 27, 2009, we purchased all of the issued and outstanding shares issued in the capital stock of 1354166 Alberta and issued to the shareholders of 1354166 an aggregate of 8,910,564 units (each a "Unit") at $0.05 per unit. Each unit was comprised of one common share (each a "Unit Share") and one purchase warrant (each a "Warrant").  Each Warrant is exercisable until February 27, 2014 to purchase one additional share of our common stock at a purchase price of $0.07 per share.

e)      On February 27, 2009, we entered into an agreement with a non-related party, to convert debt in the amount of $62,500 through the issuance of a total of 1,250,000 units at an attributed value of $0.05 per unit.  Each Unit was comprised of one common share (each a “Unit Share”) and one purchase warrant (each a “Warrant”).  Each Warrant is exercisable until February 27, 2014 to purchase one additional share of our common stock (each a “Warrant Share”) at a purchase price of $0.07 per share.

The estimated weighted average fair market value of the warrants outstanding at April 9, 2009 was determined using the Black-Scholes model, using the following weighted average assumptions:

Weighted average fair value per warrant	$0.05
Risk-free interest rate (%)	3.00
Expected volatility (%)	170.00
Expected life (years)	5
Expected dividend yield (%)	―

Weighted Average Shares Outstanding
Time Period	Outstanding Shares	Fraction of Year Outstanding	Weighted Average
Weighted Average Shares Outstanding at August 31, 2007	6,396,739		6,396,739
September 1, 2007 to April 13, 2008	6,396,739	226/366	3,949,899
April 14/08 to August 31/08	10,471,739	140/366	4,005,583
Weighted Average Shares Outstanding at August 31, 2008	10,471,739		7,955,482
April 10, 2008 to April 13, 2008	6,396,739	4/365	70,101
April 14, 2008 to February 4, 2009	10,471,739	297/365	8,520,841
February 5, 2009 to February 24, 2009	13,071,739	20/365	716,260
February 25, 2009 to February 26, 2006	14,071,995	2/365	77,107
February 27, 2009 to April 9, 2009	24,232,559	42/365	2,788,404
Weighted Average Shares Outstanding at April 9, 2009	24,232,559		12,172,713

History of Share Capital

A summary of the changes to our share capital over the last three fiscal years and to April 9, 2009 are as follows:

Authorized:
Unlimited number of common shares
Unlimited non-participating, non-dividend paying, voting redeemable preference shares

Issued:
Common Shares
	Number	Amount
Balance at August 31, 2005, 2006 and 2007	6,396,739	$166,291
Issuance of common shares for cash, net (note a)	2,575,000	151,313
Issuance of common shares for debt (note b)	1,500,000	150,000
Balance at August 31, 2008 and November 30, 2008	10,471,739	467,604
February 5, 2009 private placement (note c)	2,600,000	67,600
February 25, 2009 private placement (note d)	1,000,256	26,007
February 27, 2009 acquisition (note e)	8,910,564	284,061
February 27, 2009 debt conversion (note f)	1,250,000	32,500
Balance at April 9, 2009	24,232,559	$877,772

a)      On April 14, 2008, we completed a non-brokered private placement of 2,575,000 units at a price on $0.10 per unit for gross proceeds of $257,500 (proceeds net of issue costs $252,188). Each unit consists of one common share and one warrant, exercisable by the holder to acquire one additional common share at a price of $0.20 per unit until April 14, 2011.

b)      On April 14, 2008, we entered into agreements to convert debt in the amount of $150,000 though the issuance of 1,500,000 shares at an attributed value of $0.10 per share (the “Debt Conversion”).

c)      On February 5, 2009, we completed a non-brokered private placement of 2,600,000 units (each a “Unit”) at a purchase price of $0.05 per Unit for gross proceeds of $130,000. Each Unit was comprised of one common share (each a “Unit Share”) and one purchase warrant (each a “Warrant”).  Each Warrant is exercisable until February 5, 2014, to purchase one additional share of our common stock (each a “Warrant Share”) at a purchase price of $0.07 per share.

d)      On February 25, 2009, we completed a non-brokered private placement of 1,000,256 units (each a “Unit”) at a purchase price of $0.05 per Unit for gross proceeds of approximately $50,013. Each Unit was comprised of one common share (each a “Unit Share”) and one purchase warrant (each a “Warrant”).  Each Warrant is exercisable until February 25, 2014 to purchase one additional share of our common stock (each a “Warrant Share”) at a purchase price of $0.07 per share.

e)      On February 27, 2009, we purchased all of the issued and outstanding shares issued in the capital stock of 1354166 Alberta and issued to the shareholders of 1354166 an aggregate of 8,910,564 units (each a "Unit") at $0.05 per unit. Each unit was comprised of one common share (each a "Unit Share") and one purchase warrant (each a "Warrant").  Each Warrant is exercisable until February 27, 2014 to purchase one additional share of our common stock at a purchase price of $0.07 per share.

f)      On February 27, 2009, we entered into an agreement with a non-related party, to convert debt in the amount of $62,500 through the issuance of a total of 1,250,000 units at an attributed value of $0.05 per unit.  Each Unit was comprised of one common share (each a “Unit Share”) and one purchase warrant (each a “Warrant”).  Each Warrant is exercisable until February 27, 2014 to purchase one additional share of our common stock (each a “Warrant Share”) at a purchase price of $0.07 per share.

Fully Diluted Share Capital

A summary of our diluted share capital at April 9, 2009, is as follows:

April 9, 2009
Common shares issued and outstanding	24,232,559
Stock options outstanding	Nil
Warrants outstanding	16,335,820
Fully diluted share position	40,568,379

B.           MEMORANDUM AND ARTICLES OF ASSOCIATION

Certificate of Incorporation

We were incorporated under the Business Corporations Act (Ontario) on September 22, 1978 under the name Bonanza Red Lake Explorations Inc.  The corporation number as assigned by Ontario is 396323.

Articles of Amendment dated January 14, 1985

By Articles of Amendment dated January 14, 1985, our Articles were amended as follows:

1.	The minimum number of directors of the Company shall be 3 and the maximum number of directors of the Company shall be 10.

2.	(a) Delete the existing objects clauses and provide that there are no restrictions on the business we may carry on or on the powers that we may exercise;

(b)	Delete the term "head office" where it appears in the articles and substitute therefor the term "registered office";

(c)	Delete the existing special provisions contained in the articles and substitute therefor the following:

The following special provisions shall be applicable to the Company:

Subject to the provisions of the Business Corporations Act, as amended or re-enacted from time to time, the directors may, without authorization of the shareholders:

(i)	borrow money on the credit of the Company;

(ii)	issue, re-issue, sell or pledge debt obligations of the Company;

(iii)	give a guarantee on behalf of the Company to secure performance of an obligation of any person;

(iv)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation owned or subsequently acquired, to secure any obligation of the Company; and

(v)	by resolution, delegate any or all such powers to a director, a committee of directors or an officer of the Company.

3.	(a)	Provide that the Company is authorized to issue an unlimited number of shares;

(b)	Provide that the Company is authorized to issue an unlimited number of preference shares.

Articles of Amendment dated August 16, 2000

By Articles of Amendment dated August 16, 2000 our articles were amended to consolidate our issued and outstanding common shares on the basis on one common share for every three issued and outstanding common shares in our capital, and change our name from Bonanza Red Lake Explorations Inc. to Eugenic Corp.

Our Articles of Amendment state that there are no restrictions on the business that may carry on, but do not contain a stated purpose or objective.

Bylaws

No director of ours is permitted to vote on any resolution to approve a material contract or transaction in which such director has a material interest.  (Bylaws, Article 43).

Neither our Articles nor our Bylaws limit the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.  The Bylaws provide that directors shall receive remuneration as the board of directors shall determine from time to time.  (Bylaws, Article 44).

Under our Articles and Bylaws, our board of directors may, without the authorization of our shareholders, (i) borrow money upon our credit; (ii) issue, reissue, sell or pledge debt obligations of ours; whether secured or unsecured (iii) give a guarantee on behalf of us to secure performance of obligations; and (iv) charge, mortgage, hypothecate, pledge or otherwise create a security interest in all currently owned or subsequently acquired real or personal, movable or immovable, tangible or intangible, property of ours to secure obligations.

Annual general meetings of our shareholders are held on such day as is determined by resolution of the directors. (Bylaws, Article 6).  Special meetings of our shareholders may be convened by order of our Chairman of the Board, our President if he/she is a director, a Vice-President who is a director, or the board of directors. (Bylaws, Article 6).  Shareholders of record must be given notice of such special meeting not less than 10 days or more than 50 days before the date of the meeting.  Notices of special meetings of shareholders must state the nature of the business to be transacted in detail and must include the text of any special resolution or bylaw to be submitted to the meeting. (Bylaws, Article 8).  Our board of directors is permitted to fix a record date for any meeting of the shareholders that is between 21 and 50 days prior to such meeting. (Bylaws, Article 9).  The only persons entitled to admission at a meeting of the shareholders are shareholders entitled to vote, our directors, our auditors, and others entitled by law, by invitation of the chairman of the meeting, or by consent of the meeting. (Bylaws, Article 13).

Neither our Articles nor our Bylaws discuss limitations on the rights to own securities or exercise voting rights thereon, and there is no provision of our Articles or Bylaws that would delay, defer or prevent a change in control of us, or that would operate only with respect to a merger, acquisition, or corporate restructuring involving us or any of its subsidiaries.  Our Bylaws do not contain a provision indicating an ownership threshold above which shareholder ownership must be disclosed.

Other Provisions

Neither our Articles nor our Bylaws discuss the retirement or non-retirement of directors under an age limit requirement or the number of shares required for director qualification.

Neither our Articles nor our Bylaws require that a director hold a share in the capital of the Company as qualification for his/her office.

Neither our Articles nor our Bylaws contain sinking fund provisions, provisions allowing us to make further capital calls with respect to any shareholder of ours, or provisions which discriminate against any holders of securities as a result of such shareholder owning a substantial number of shares.

C.           MATERIAL CONTRACTS

During the year period preceding the filing date of this Registration Statement, we entered into no material contracts other than contracts entered into in the ordinary course except for the following:

On February 27, 2009, we purchased all of the issued and outstanding shares issued in the capital stock of 1354166 Alberta Ltd., a company incorporated on October 3, 2007 in the Province of Alberta Canada (the "Transaction").  In connection therewith, we issued to the shareholders of 1354166 an aggregate of 8,910,564 units (each a "Unit") at $0.05 per unit or an aggregate of $445,528 and following the closing repaid $118,000 of shareholder loans in 1354166 by cash payment.  Each unit is comprised of one share of our common stock (each a "Share") and one purchase warrant (each a "Warrant").  Each Warrant is exercisable until February 27, 2014 to purchase one additional share of our common stock at a purchase price of $0.07 per share.  The shareholders of 1354166 and 1354166 itself are arm's-length parties to us.  1354166 is a private company that has a 5.1975% working interest held in trust through a joint venture partner in a natural gas unit located in the Botha area of Alberta, Canada.

D.           EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, or affect the remittance of dividends, interest or other payments to a non-resident holder of our common stock, other than withholding tax requirements (See "Taxation" below).

Except as provided in the Investment Canada Act, there are no limitations imposed under the laws of Canada, the Province of Ontario, or by our constituent documents on the right of a non-resident to hold or vote our common stock.

The Investment Canada Act (the "ICA"), which became effective on June 30, 1985, regulates the acquisition by non-Canadians of control of a Canadian business enterprise.  In effect, the ICA requires review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government, in the case of an acquisition of control of a Canadian business by a non-Canadian where: (i) in the case of a direct acquisition (for example, through a share purchase or asset purchase), the assets of the business are CDN $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of CDN $5 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of CDN $5 million or more in value.  Review and approval are also required for the acquisition or establishment of a new business in areas concerning "Canada's cultural heritage or national identity" such as book publishing, film production and distribution, television and radio production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

As applied to an investment in us, three methods of acquiring control of a Canadian business would be regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on a Canadian business.  An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA.  An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares.  For partnerships, trusts, joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In 1988, the ICA was amended, pursuant to the Free Trade Agreement dated January 2, 1988 between Canada and the United States, to relax the restrictions of the ICA.  As a result of these amendments, except where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors, the threshold for direct acquisition of control by US investors and other foreign investors acquiring control of a Canadian business from US investors has been raised from CDN $5 million to CDN $150 million of gross assets, and indirect acquisitions are not reviewable.

In addition to the foregoing, the ICA requires that all other acquisitions of control of Canadian businesses by non-Canadians are subject to formal notification to the Canadian government.  These provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review, purposes.

E.           TAXATION

Certain Canadian Federal Income Tax Consequences

Management has been advised by its Canadian legal counsel that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who, at all material times, is a resident of the United States and is not a resident, or deemed to be a resident, of Canada, deals at arm's length and is not affiliated with the Company, did not acquire our common shares by virtue of employment, is not a financial institution, partnership or a trust, holds our common shares as capital property, and does not use or hold, and is not deemed to use or hold, his or her common shares in connection with carrying on a business in Canada (a "non-resident shareholder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administration and assessing policies of Canada Revenue Agency, and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof.  This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account any income tax laws or considerations of any province or territory of Canada or foreign tax considerations which may differ significantly from those discussed below.  The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder of Common Shares of the Company, and no opinion or representation with respect to the Canadian Federal Income Tax consequences to any such holder or prospective holder is made.  Accordingly, holders and prospective holders of common shares should consult with their own tax advisors about the federal, provincial and foreign tax consequences of purchasing, owning and disposing of common shares.

Dividends

Dividends paid on our common shares to a non-resident holder will be subject to a 25% withholding tax pursuant to the provision of the ITA.  The Canada-US Income Tax Convention (the "Treaty") provides that the normal 25% withholding tax rate is generally reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to beneficial owners who are residents of the United States.  However, if the beneficial owner is a resident of the United States and  is a corporation which owns at least 10% of the voting stock of the Company, the withholding tax rate on dividends is reduced to 5%.

Capital Gains

A non-resident of Canada is subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a corporation if the shares are considered to be "taxable Canadian property" of the holder within the meaning of the ITA and no relief is afforded under an applicable tax treaty.  For purposes of the ITA, a Common Share of the Company will be taxable Canadian property to a non-resident holder if the non-resident holder and/or persons with whom that holder does not deal at arm's length holds 25% or more of the issued shares of any class or series of the capital stock of the Company at any time during the 60 month period immediately preceding the disposition of the common share.

In the case of a non-resident holder to whom shares of our common stock represent taxable Canadian property and who is a resident in the United States and not a former resident of Canada, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada within the meaning of the Treaty.

Certain United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States Federal income tax consequences, under current law, generally applicable to a US Holder (as defined below) of our common shares.  This discussion does not address all potentially relevant Federal income tax matters and does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a US Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences (See “Certain Canadian Federal Income Tax Consequences” above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  In addition, this discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.  The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares, and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made.  Accordingly, holders and prospective holders of common shares should consult their own tax advisors about the Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares who is a citizen or individual resident (as defined under United States tax laws) of the United States; a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; an estate the income of which is taxable in the United States irrespective of source; or a trust if (a) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of its substantial decisions or (b) the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States person.  This summary does not address the United States tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, including but not limited to tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, persons who hold common shares as part of a straddle, hedging or a conversion transaction, and persons who acquire their common shares as compensation for services.  This summary is limited to U.S. Holders who own common shares as capital assets and who hold the common shares directly (e.g., not through an intermediary entity such as a corporation, partnership, limited liability company, or trust).  This summary does not address the consequences to a person or entity of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distributions on Our Common Shares

Subject to the discussion below regarding passive foreign investment companies (“PFICs”), the gross amount of any distribution (including non-cash property) by us (including any Canadian taxes withheld therefrom) with respect to common shares generally should be included in the gross income of a U.S. Holder as foreign source dividend income to the extent such distribution is paid out of current or accumulated earnings and profits of ours, as determined under United States Federal income tax principles.  Distributions received by non-corporate U.S. Holders may be subject to United States Federal income tax at lower rates than other types of ordinary income (generally 15%) in taxable years beginning on or before December 31, 2010 if certain conditions are met.  These conditions include the Company not being classified as a PFIC, it being a “qualified foreign corporation,” the U.S. Holder’s satisfaction of a holding period requirement, and the U.S. Holder not treating the distribution as “investment income” for purposes of the investment interest deduction rules.  To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution first will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in our common shares and to the extent that such distribution exceeds the Holder’s adjusted tax basis in our common shares, will be taxed as capital gain.  In the case of U.S. Holders that are corporations, such dividends generally will not be eligible for the dividends received deduction.

If a U.S. Holder receives a dividend in Canadian dollars, the amount of the dividend for United States federal income tax purposes will be the U.S. dollar value of the dividend (determined at the spot rate on the date of such payment) regardless of whether the payment is later converted into U.S. dollars.  In such case, the U.S. Holder may recognize additional ordinary income or loss as a result of currency fluctuations between the date on which the dividend is paid and the date the dividend amount is converted into U.S. dollars.

Disposition of Common Shares

Subject to the discussion below regarding PFIC’s, gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of our common shares (including, without limitation, a complete redemption of our common shares) generally will be subject to United States Federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in our common shares and the amount realized on the disposition. Net capital gain (i.e., capital gain in excess of capital loss) recognized by a non-corporate U.S. Holder (including an individual) upon a sale or other disposition of our common shares that have been held for more than one year will generally be subject to a maximum United States federal income tax rate of 15% subject to the PFIC rules below.  Deductions for capital losses are subject to certain limitations.  If the U.S. Holder receives Canadian dollars on the sale or disposition, it will have a tax basis in such dollars equal to the U.S. dollar value.  Generally, any gain or loss realized on a subsequent disposition of the Canadian dollars will be U.S. source ordinary income or loss.

U.S. “Anti-Deferral” Rules

Passive Foreign Investment Company (“PFIC”) Regime.  If we, or a non-U.S. entity directly or indirectly owned by us (“Related Entity”), has 75% or more of its gross income as “passive” income, or if the average value during a taxable year of ours or the Related Entity’s “passive assets” (generally, assets that generate passive income) is 50% or more of the average value of all assets held by us or the Related Entity, then the United States PFIC rules may apply to U.S. Holders.  If we or a Related Entity is classified as a PFIC, a U.S. Holder will be subject to increased tax liability in respect of gain recognized on the sale of his, her or its common shares or upon the receipt of certain distributions, unless such person makes a “qualified electing fund” election to be taxed currently on its pro rata portion of our income and gain, whether or not such income or gain is distributed in the form of dividends or otherwise, and we provide certain annual statements which include the information necessary to determine inclusions and assure compliance with the PFIC rules.  As another alternative to the foregoing rules, a U.S. Holder may make a mark-to-market election to include in income each year as ordinary income an amount equal to the increase in value of its common shares for that year or to claim a deduction for any decrease in value (but only to the extent of previous mark-to-market gains).  We or a related entity can give no assurance as to its status as a PFIC for the current or any future year.  U.S. Holders should consult their own tax advisors with respect to the PFIC issue and its applicability to their particular tax situation.

Controlled Foreign Corporation Regime (“CFC”).  If a U.S. Holder (or person defined as a U.S. persons under Section 7701(aX301 of the Code) owns 10% or more of the total combined voting power of all classes of our stock (, a “U. S. Shareholder”) and U.S. Shareholders own more than 50% of the vote or value of our Company, we would be a “controlled foreign corporation”..  This classification would result in many complex consequences, including the required inclusion into income by such U. S. Shareholders of their pro rata shares of “Subpart F income” of our Company (as defined by the Code) and our earnings invested in “US property” (as defined by the Code).  In addition, under Section 1248 of the Code, gain from the sale or exchange of our common shares by a US person who is or was a U. S. Shareholder at any time during the five year period before the sale or exchange may be treated as ordinary income to the extent of earnings and profits of ours attributable to the stock sold or exchanged.  It is not clear the CFC regime would apply to the U.S. Holders of our common shares, and is outside the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to us may be entitled to either a deduction or a tax credit for such foreign tax paid or withheld, at the option of the U.S. Holder.  Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income tax on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.

There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to its worldwide taxable income.  This limitation is designed to prevent foreign tax credits from offsetting United States source income.  In determining this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.

In addition, this limitation is calculated separately with respect to specific “baskets” of income such as passive income, high withholding tax interest, financial services income, shipping income, and certain other classifications of income.  Foreign taxes assigned to a particular class of income generally cannot offset United States tax on income assigned to another class.  Under the American Jobs Creation Act of 2004 (the “Act”), this basket limitation will be modified significantly after 2006.

Unused foreign tax credits can generally be carried back one year and carried forward ten years.  U.S. Holders should consult their own tax advisors concerning the ability to utilize foreign tax credits, especially in light of the changes made by the Act.

Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting requirement and to backup withholding unless the US Holder (i) is a corporation or other exempt recipient or (ii) in the case of backup withholding, provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred

The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the US Federal income tax liability of the US Holder and may entitle the US Holder to a refund, provided that the required information is furnished to the IRS.

F.           DIVIDENDS AND PAYING AGENTS

Not Applicable.  This Form 20-F is being filed as a Registration Statement filed under the Exchange Act.

G.           STATEMENT BY EXPERTS

Included with the Registration Statement are the following consents with respect to the inclusion of our reference to their Reports in this Registration Statement.

1.           Consent of Schwartz Levitsky Feldman LLP, Chartered Accountants, to the inclusion of their auditor’s report dated November 25, 2008 except for notes 9, 14 and 15 which are as of April 9, 2009 on our Revised Consolidated Financial Statements for the years ended August 31, 2008 and 2007.

2.           Consent of BDO Dunwoody LLP, Chartered Accountants to the inclusion of their auditor’s report dated November 30, 2006 to the Consolidated Statement of Loss and Deficit for the year ended August 31, 2006.

H.           DOCUMENTS ON DISPLAY

The documents and exhibits referred to in this Registration Statement are available for inspection at the registered and management office at 1 King Street West, Suite 1505, Toronto, Ontario M5H 1A1 during normal business hours.

I.           SUBSIDIARY INFORMATION

Not Applicable.  This Form 20-F is being filed as a Registration Statement filed under the Exchange Act.

ITEM 11       QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market risk represents the risk of loss that may impact our financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. We do not have activities related to derivative financial instruments or derivative commodity instruments. We hold equity securities which have been written down to $1 on our consolidated balance sheet.  Our primary risk relates to commodities price risk.

The oil and gas industry is exposed to a variety of risks including the uncertainty of finding and recovering new economic reserves, the performance of hydrocarbon reservoirs, securing markets for production, commodity prices, interest rate fluctuations, potential damage to or malfunction of equipment and changes to income tax, royalty, environmental or other governmental regulations.

We mitigate these risks to the extent we are able by:

•utilizing competent, professional consultants as support teams to company staff.

•performing careful and thorough geophysical, geological and engineering analyses of each prospect.

•focusing on a limited number of core properties.

Market risk is the possibility that a change in the prices for natural gas, natural gas liquids, condensate and oil, foreign currency exchange rates, or interest rates will cause the value of a financial instrument to decrease or become more costly to settle.

We are exposed to commodity price risks, credit risk and foreign currency exchange rate risks.

Commodity Price Risk

Our financial condition, results of operations and capital resources are dependent upon the prevailing market prices of oil and natural gas. These commodity prices are subject to wide fluctuations and market uncertainties due to a variety of factors that are beyond our control. Factors influencing oil and natural gas prices include the level of global demand for crude oil, the foreign supply of oil and natural gas, the establishment of and compliance with production quotas by oil exporting countries, weather conditions which determine the demand for natural gas, the price and availability of alternative fuels and overall economic conditions. It is impossible to predict future oil and natural gas prices with any degree of certainty. Sustained weakness in oil and natural gas prices may adversely affect our financial condition and results of operations, and may also reduce the amount of oil and natural gas reserves that we can produce economically. Any reduction in our oil and natural gas reserves, including reductions due to price fluctuations, can have an adverse affect on our ability to obtain capital for our development activities. Similarly, any improvements in oil and natural gas prices can have a favorable impact on our financial condition, results of operations and capital resources. If natural gas prices were to change by $0.50 per mcf, the impact on our earnings and cash flow would be approximately $33.

Credit Risk

In addition to market risk, our financial instruments involve, to varying degrees, risk associated with trade credit and risk associated with properties as well as credit risk related to our customers and trade payables. All of our accounts receivable are with customers or joint venture partners and are subject to normal industry credit risk.

We do not require collateral or other security to support financial instruments nor do we provide collateral or security to counterparties. Currently, we do not expect non-performance by any counterparty. However, there can be no assurance that performance will occur.

ITEM 12       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.           DEBT SECURITIES

Not applicable.

B.           WARRANTS AND RIGHTS

Not applicable.

C.           OTHER SECURITIES

Not Applicable.

D.           AMERICAN DEPOSITORY SHARES

Not Applicable.

PART II

ITEM 13       DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15       CONTROLS AND PROCEDURES

Not applicable.

ITEM 16       [RESERVED]

A.           AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

B.           CODE OF ETHICS

Not applicable.

C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

D.           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

E.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

F.           CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

G.           CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17       FINANCIAL STATEMENTS

The following attached consolidated financial statements are incorporated herein:

1.	Consolidated Unaudited Interim Financial Statements of Eugenic Corp. for the three months ended November 30, 2008 and 2007, comprised of the following:

(a)	Consolidated Interim Balance Sheets as at November 30, 2008 and August 31, 2008;

(b)	Consolidated Interim Statements of Loss, Comprehensive Loss and Deficit for the three months ended November 30, 2008 and 2007;

(c)	Consolidated Interim Statements of Cash Flows for the three months ended November 30, 2008 and 2007;

(d)	Notes to Consolidated Interim Financial Statements.

2.	Consolidated Audited Financial Statements of Eugenic Corp. for the years ended August 31, 2008, 2007 and 2006, comprised of the following:

(a)	Auditor’s Report of Schwartz Levitsky Feldman LLP, Chartered Accountants for the years ended August 31, 2008 and 2007;

(b)	Auditor’s Report of BDO Dunwoody LLP, Chartered Accountants for the year ended August 31, 2006;

(c)	Consolidated Balance Sheets as at August 31, 2008 and 2007;

(d)	Consolidated Statements of Loss, Comprehensive Loss and Deficit for the years ended August 31, 2008, 2007 and 2006;

(d)	Consolidated Statements of Cash Flows for the years ended August 31, 2008, 2007 and 2006;

(e)	Notes to Consolidated Financial Statements.

3.           ProForma Consolidated Unaudited Financial Statements for the year ended August 31, 2008, comprised of the following:

(a)	ProForma Consolidated Balance Sheet for the year ended August 31, 2008;

(b)	ProForma Consolidated Statement of Income (Loss), Comprehensive Income (Loss) and Deficit for the year ended August 31, 2008;

(c)	Notes to Pro Forma Consolidated Financial Statements.

4.           ProForma Consolidated Unaudited Financial Statements for the three months ended November 30, 2008, comprised of the following:

(a)	ProForma Consolidated Balance Sheet for the three months ended November 30, 2008;

(b)	ProForma Consolidated Statement of Income (Loss), Comprehensive Income (Loss) and Deficit for the three months ended November 30, 2008;

(c)	Notes to Pro Forma Consolidated Financial Statements.

5.	Unaudited Interim Financial Statements of 1354166 Alberta Ltd. for the three months ended November 30, 2008 and from Incorporation October 3, 2007 to November 30, 2007, comprised of the following:

(a)	Interim Balance Sheets as at November 30, 2008 and August 31, 2008;

(b)	Interim Statements of Income, Comprehensive Income and Retained Earnings for the three months ended November 30, 2008 and from Incorporation October 3, 2007 to November 30, 2007;

(c)	Interim Statements of Cash Flows for the three months ended November 30, 2008 and from Incorporation October 3, 2007 to November 30, 2007;

(d)	Notes to Interim Financial Statements.

6.	Audited Financial Statements of 1354166 Alberta Ltd. from Incorporation October 3, 2007 to August 31, 2008, comprised of the following:

(a)	Auditor’s Report of Schwartz Levitsky Feldman LLP, Chartered Accountants for the period from Incorporation October 3, 2007 to August 31, 2008;

(c)	Balance Sheet as at August 31, 2008;

(d)	Statement of Income, Comprehensive Income and Retained Earnings from Incorporation October 3, 2007 to August 31, 2008;

(d)	Statement of Cash Flow from Incorporation October 3, 2007 to August 31, 2008;

(e)	Notes to Financial Statements.

ITEM 18     FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

ITEM 19     EXHIBITS

The following exhibits are included in the Registration Statement on Form 20-F:

1.1	Certificate of Incorporation of Bonanza Red Lake Explorations Inc. (presently known as Eugenic Corp.) dated September 22, 1978

1.2	Articles of Amendment dated January 14, 1985

1.3	Articles of Amendment dated August 16, 2000

1.4	Bylaw No 1 of Bonanza Red Lake Explorations Inc. (presently known as Eugenic Corp.)

1.5	Special By-Law No 1 – Respecting the borrowing of money and the issue of securities of Bonanza Red Lake Explorations Inc. (presently known as Eugenic Corp.)

4.1	2000 Stock Option Plan

4.2	Code of Business Conduct and Ethics

4.3	Audit Committee Charter

4.4	Petroleum and Natural Gas Committee Charter

4.5	Compensation Committee Charter

4.6	Purchase and Sale Agreement dated February 5, 2008 among Eugenic Corp., 1354166 Alberta Ltd., and the Vendors of 1354166 Alberta Ltd.

8.1	Subsidiaries of Eugenic Corp.

15.1
Consent of Schwartz Levitsky Feldman LLP with respect to the report dated November 25, 2008 (except for notes 9, 14 and 15 which are dated as of April 9, 2009) to the Revised consolidated financial statements of Eugenic Corp. for the years ended August 31, 2008 and 2007.

15.2	Consent of BDO Dunwoody LLP with respect to the report dated November 30, 2006 to the consolidated statements of loss and deficit and cash flow of Eugenic Corp. for the year ended August 31, 2006.

15.3	Consent of Schwartz Levitsky Feldman LLP with respect to the report dated March 16, 2009 to the financial statements of 1354166 Alberta Ltd. for the fiscal period ended August 31, 2008.

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

EUGENIC CORP.

By:	/s/ Sandra J. Hall
Name: Sandra J. Hall
Title: President and Chief Executive Officer
Date:      April 29, 2009

INDEX TO FINANCIAL STATEMENTS
PAGE
1. Consolidated Unaudited Interim Financial Statements of Eugenic Corp. for the three months ended November 30, 2008 and 2007, comprised of the following:

(a) Consolidated Interim Balance Sheets as at November 30, 2008 and August 31, 2008;	F-3

(b) Consolidated Interim Statements of Loss, Comprehensive Loss and Deficit for the three months ended November 30, 2008 and 2007;	F-4

(c) Consolidated Interim Statements of Cash Flows for the three months ended November 30, 2008 and 2007;	F-5

(d) Notes to Consolidated Interim Financial Statements.	F-6 – F-15

2. Consolidated Audited Financial Statements of Eugenic Corp. for the years ended August 31, 2008, 2007 and 2006, comprised of the following:

(a) Auditor’s Report of Schwartz Levitsky Feldman LLP, Chartered Accountants for the years ended August 31, 2008 and 2007;	F-16 – F-17

(b) Auditor’s Report of BDO Dunwoody LLP, Chartered Accountants for the year ended August 31, 2006;	F-18 – F-19

(c) Consolidated Balance Sheets as at August 31, 2008 and 2007;	F-20

(d) Consolidated Statements of Loss, Comprehensive Loss and Deficit for the years ended August 31, 2008, 2007 and 2006;	F-21

(d) Consolidated Statements of Cash Flows for the years ended August 31, 2008, 2007 and 2006;	F-22

(e) Notes to Consolidated Financial Statements.	F-23 – F-36

3. ProForma Consolidated Unaudited Financial Statements for the year ended August 31, 2008, comprised of the following:

(a) ProForma Consolidated Balance Sheet for the year ended August 31, 2008;	F-37

(b) ProForma Consolidated Statement of Income (Loss), Comprehensive Income (Loss) and Deficit for the year ended August 31, 2008;	F-38

(c) Notes to Pro Forma Consolidated Financial Statements.	F-39 – F-41

4. ProForma Consolidated Unaudited Financial Statements for the three months ended November 30, 2008, comprised of the following:

(a) ProForma Consolidated Balance Sheet for the three months ended November 30, 2008;	F-42

(b) ProForma Consolidated Statement of Income (Loss), Comprehensive Income (Loss) and Deficit for the three months ended November 30, 2008;	F-43

(c) Notes to Pro Forma Consolidated Financial Statements.	F-44 – F-46

5. Unaudited Interim Financial Statements of 1354166 Alberta Ltd. for the three months ended November 30, 2008 and from Incorporation October 3, 2007 to November 30, 2007, comprised of the following:

(a) Interim Balance Sheets as at November 30, 2008 and August 31, 2008;	F-47

(b) Interim Statements of Income, Comprehensive Income and Retained Earnings for the three months ended November 30, 2008 and from Incorporation October 3, 2007 to November 30, 2007;	F-48

(c) Interim Statements of Cash Flows for the three months ended November 30, 2008 and from Incorporation October 3, 2007 to November 30, 2007;	F-49

(d) Notes to Interim Financial Statements.	F-50 – F-61

6. Audited Financial Statements of 1354166 Alberta Ltd. from Incorporation October 3, 2007 to August 31, 2008, comprised of the following:

(a) Auditor’s Report of Schwartz Levitsky Feldman LLP, Chartered Accountants for the period from Incorporation October 3, 2007 to August 31, 2008;	F-62

(c) Balance Sheet as at August 31, 2008;	F-63

(d) Statement of Income, Comprehensive Income and Retained Earnings from Incorporation October 3, 2007 to August 31, 2008;	F-64

(d) Statement of Cash Flow from Incorporation October 3, 2007 to August 31, 2008;	F-65

(e) Notes to Financial Statements.	F-66 – F-77

EUGENIC CORP.
Revised Consolidated Balance Sheets
(Prepared by Management)
(Unaudited)

	November 30, 2008	August 31, 2008

Assets

Current
Cash	$193,732	$202,726
Marketable securities (Note 5)	1	1
Other receivables	5,658	5,311
	199,391	208,038

Oil and gas interests (Note 6)	401	448

	$199,792	$208,486

Liabilities and Shareholders’ Deficiency

Current
Accounts payable and advances payable (Note 8)	$69,597	$71,672
Loan payable (Note 9)	230,000	230,000
	299,597	301,672

Shareholders’ deficiency
Share capital (Note 7)	467,604	467,604
Warrants (Note 7)	100,875	100,875
Contributed surplus (Note 7 & 15)	38,000	38,000
Deficit	(706,284)	(699,665)
	(99,805)	(93,186)

	$199,792	$208,486

Going concern (Note 1)
Related Party Transactions and Balances (Note 8)

The accompanying summary of significant accounting policies and notes and an integral part of these consolidated financial statements.

EUGENIC CORP.
Revised Consolidated Statements of Loss, Comprehensive Loss and Deficit
(Prepared by Management)
(Unaudited)

	Three Months Ended	Three Months Ended
	November 30, 2008	November 30, 2007

Oil and Gas Operations
Revenue	$65	$71

Depletion	47	6

Income from oil and gas operations	18	65

Expenses
Management fees	3,000	3,000
Office and general	114	198
Professional fees	118	132
Transfer and registrar costs	1,200	-
Head office services	2,572	3,000

	7,004	6,330

Operating loss for the period	(6,986)	(6,265)

Other income
Interest	367	-

Net loss and comprehensive loss for the period	(6,619)	(6,265)

Deficit, beginning of period	(699,665)	(649,151)

Deficit, end of period	$(706,284)	$(655,416)

Loss per share, basic and diluted	$(0.001)	$(0.001)

Weighted average shares outstanding	8,968,665	6,396,739

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

EUGENIC CORP.
Revised Consolidated Statements of Cash Flows
(Prepared by Management)
(Unaudited)

	Three Months Ended	Three Months Ended
	November 30, 2008	November 30, 2007

Cash provided by (used in)

Operating activities
Net loss for the period	$(6,619)	$(6,265)
Adjustments to reconcile net loss to net cash used in operating activities:
Depletion	47	6
Changes in non-cash working capital balances
Other receivables	(347)	7,230
Accounts payable and advances payable	(2,075)	847

Increase (decrease) in cash and cash equivalents for the period	(8,994)	1,818
Cash and cash equivalents, beginning of the period	202,726	952

Cash and cash equivalents, end of the period	$193,732	$2,770

Cash and cash equivalents consist of:

Cash	$17,985	$2,770
Cash equivalents	175,367	-

Cash and cash equivalents	$193,732	$2,770

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Eugenic Corp.
Notes to Revised Consolidated Financial Statements

For the three months ended November 30, 2008
(Prepared by Management)
(Unaudited)

1.	Nature of Business
The Company's business focus consists of acquiring, exploring and developing oil and gas interests. The recoverability of the amount shown for these properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development, and future profitable production or proceeds from disposition of such property. In addition the Company holds a 0.3% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which is carried on the consolidated balance sheets at nil.

These unaudited revised interim consolidated financial statements should be read in conjunction with the Company’s Audited Revised Consolidated Financial Statements and notes thereto for the year ended August 31, 2008 and 2007 and notes thereto stated in Canadian dollars. The results herein have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).

Going Concern
These unaudited interim consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. At present, the Company does not have sufficient resources to fund its current working capital requirements. The Company has planned to obtain additional financing by way of debt or the issuance of common shares or some other means to service its current working capital requirements, any additional or unforeseen obligations or to implement any future opportunities. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due. These consolidated financial statements do not include any adjustments for this uncertainty.

The Company has accumulated losses and working capital and cash flows from operations are negative which raises doubt as to the validity of the going concern assumption. As at November 30, 2008, the Company had a working capital deficiency of $100,206 and an accumulated deficit of $(706,284). Management of the Company does not have sufficient funds to meet its liabilities for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company's ability to continue operations and fund its liabilities is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

2.	Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include the accounts of Eugenic Corp. ("Eugenic"), the legal parent, together with its wholly-owned subsidiary, 1406768 Ontario Ltd ("1406768"). All material inter-company transactions have been eliminated.

Marketable Securities
At each financial reporting period, the Company estimates the fair value of investments which are held-for-trading, based on quoted closing bid prices at the consolidated balance sheet dates or the closing bid price on the last day the security traded if there were no trades at the consolidated balance sheet dates and such valuations are reflected in the consolidated financial statements. The resulting values for unlisted securities whether of public or private issuers, may not be reflective of the proceeds that could be realized by the Company upon their disposition. The fair value of the securities at three months ended November 30, 2008 was $1 (August 31, 2008 - $1).

Cash and Cash Equivalents
The Company classified cash, redeemable investment deposits, and deposits with original maturities less than or equal to three months as cash and cash equivalents.

Oil and Gas Interests
The Company follows the successful efforts method of accounting for its oil and gas interest.  Under this method, costs related to the acquisition, exploration, and development of oil and gas interests are capitalized. The Company carries as an asset, exploratory well costs if a) the well found a sufficient quantity of reserves to justify its completion as a producing well and b) the Company is making sufficient progress assessing the reserves and the economic and operating viability of the project. If a property is not productive or commercially viable, its costs are written off to operations.  Impairment of non-producing properties is assessed based on management's expectations of the properties.

Costs capitalized, together with the costs of production equipment, are depleted on the unit-of-production method based on the estimated proved reserves.

Proved oil and gas properties held and used by the Company are reviewed for impairment whenever events and circumstances indicate that the carrying amounts may not be recoverable. Impairments are measured by the amount by which the asset’s carrying value exceeds its fair value and is included in the determination of net income for the year.

Revenue Recognition
Revenues associated with the sale of crude oil and natural gas are recorded when the title passes to the customer. The customer has assumed the risks and rewards of ownership, prices are fixed or determinable and collectability is reasonably assured. The Company does not enter into ongoing arrangements whereby it is required to repurchase its products, nor does the Company provide the customer with a right of return.

Royalties
As is normal to the industry, the Company's future production is subject to crown royalties.  These amounts are reported net of related tax credits.

Environmental and Site Restoration Costs
A provision for environmental and site restoration costs is made when restoration requirements are established and costs can be reasonably estimated. The accrual is based on management's best estimate of the present value of the expected cash flows. Site restoration costs increase the carrying amount of the oil and gas properties and are amortized on the same basis as the properties.

Foreign Currencies
Assets and liabilities denominated in currencies other than Canadian dollars are translated at exchange rates in effect at the balance sheet date. Revenue and expense items are translated at the average rates of exchange for the year. Exchange gains and losses are included in the determination of net income for the year.

Financial Instruments
The Company's financial instruments consist of certain instruments with short term maturities.  It is management's opinion that the Company is not exposed to any significant interest rate or credit risks arising from these financial instruments.  The fair value of short term financial instruments approximates the carrying value.  All of the Company's cash is held at one major financial institution.

Accounting Estimates
The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosures of revenues and expenses for the reported year.  Actual results may differ from those estimates.

The amounts recorded for depletion and amortization of oil and gas properties and the valuation of these properties, are based on estimates of proved and probable reserves, production rates, oil and gas prices, future costs and other relevant assumptions.  The effect on the consolidated financial statements of changes in estimates in future periods could be significant.

Income Taxes
The Company accounts for income taxes under the asset and liability method.  Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to be reversed.  A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

Non-Monetary Transactions
Transactions in which shares or other non-cash consideration are exchanged for assets or services are measured at the fair value of the assets or services involved in accordance with Section 3830 (“Non-monetary Transactions”) of the Canadian Institute of Chartered Accountants Handbook (“CICA Handbook”).

Stock-Based Compensation
The Company has a stock option plan. The fair value method of accounting is used to account for stock options granted to directors, officers and employees whereby the weighted average fair value of options granted is recorded as a compensation expense in the consolidated financial statements. Compensation expense is based on the estimated fair value at the time of the grant and recognized over the vesting period of the option. Upon exercise of the options, the amount of the consideration paid together with the amount previously recorded in contributed surplus is recorded as an increase in share capital.

Loss Per Share
Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share is computed using the treasury stock method. Under this method, the diluted weighted average number of shares is calculated assuming the proceeds that arise from the exercise of stock options and other dilutive instruments are used to repurchase the Company’s shares at their weighted average market price for the period

3.	Change in Accounting Policy and Future Accounting Changes

(a)	Accounting Changes

During 2007, the Company adopted the revised CICA Section 1506, “Accounting Changes”, which provides expanded disclosures for changes in accounting policies, accounting estimates and corrections of errors. Under the new standard, accounting changes should be applied retrospectively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policy are made only when required by a primary source of GAAP or when the change results in more relevant and reliable information. The impact that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes.

(b) Comprehensive Income (Loss) and Deficit

During 2007, the Company adopted the CICA Section 1530, “Comprehensive Income”. Under the new standards, a new statement, the Statement of Comprehensive Income (Loss), has been introduced that will provide for certain gains and losses arising from changes in fair value, to be temporarily recorded outside the income statement. Upon adoption of Section 1530, the Company incorporated the new required Statement of Comprehensive Loss by creating “Consolidated Statement of Loss, Comprehensive Loss, and Deficit”. The application of this revised standard did not result in comprehensive loss being different from net loss for the periods presented. Should the Company recognize any other comprehensive loss in the future, the cumulative changes in other comprehensive loss would be recognized in Accumulated Other Comprehensive Loss, which would be presented as a new category within shareholders’ deficiency on the consolidated balance sheets.

(c) Financial Instruments

During 2007, the Company adopted Section 3855, “Financial Instruments – Recognition and Measurement”, and Section 3861 “Financial Instruments – Disclosure and Presentation”. All financial instruments, including derivatives, are to be included in the Company’s Balance Sheet and measured, in most cases, at fair value upon initial recognition. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans or receivables, or other financial liabilities. Financial assets and financial liabilities held-for trading are measured at fair value with changes in those fair values recognized in net earnings. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at the lower of cost and the carrying value. The financial instruments recognized on the Company’s consolidated balance sheets are deemed to approximate their estimated fair values, therefore no further adjustments were required upon adoption of the new section.  The Company has designated its cash as held-for-trading which is measured at fair value and its marketable securities have been designated as available-for-sale. All other financial assets were classified as loans or receivables. All financial liabilities were classified as other liabilities.

(d) Hedges

During fiscal 2008 the Company adopted CICA Section 3865, “Hedges” which specifies circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

(e) Financial Instruments – Disclosures and Presentation

During fiscal 2008, the Company adopted CICA Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments–Presentation”, which will replace Section 3861, “Financial Instruments – Disclosure and Presentation”. These new sections 3862 (on disclosures) and 3863 (on presentation) replace Section 3861, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. Section 3862 complements the principles recognizing measuring and presenting financial assets and financial liabilities in Financial Instruments. Section 3863 deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset (see Note 11).

(f) Capital Disclosures

During fiscal 2008, the Company adopted CICA 1535, “Capital Disclosures”. This new pronouncement establishes standards for disclosing information about an entity’s capital and how it is managed. Section 1535 also requires the disclosure of any externally-imposed capital requirements, whether the entity has complied with them, and if not, the consequences (see Note 11).

(g) Inventories

During fiscal 2008 the Company adopted CICA Section 3031, “Inventories”. This new standard did not have an impact on the Company’s financial statements.

(h) Future Accounting Changes

The CICA issued a new accounting standard, Section 3064, “Goodwill and Intangible Assets”. This section replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Various changes have made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning September 1, 2009. The Company is currently assessing the impact that the adoption of this standard will have on its financial statements.

The CICA has amended Section 1400, “General Standard of Financial Statement Presentation” which is effective for annual and interim financial periods beginning on or after October 1, 2008 to include requirements to assess and disclose the Company’s ability to continue as a going concern. The adoption of this new section is not expected to have an impact on the Company’s financial statements.

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with the International Financial Reporting Standards (“IFRS”) over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after August 1, 2011. The transition fate of August 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting of the transition to IFRS cannot be reasonably estimated at this time.

4.	Segmented Information

The Company’s only segment is oil and gas exploration and production. All reportable segments are located in Canada.

5.	Marketable Securities

	November 30,	August 31,
	2008	2008
Investments in quoted companies (market value $1 (August 31, 2008 - $1))	$1	$1

6.	Oil and Gas Interests

November 30, 2008

Net book value at August 31, 2008	$448
Depletion	(47)
$401

The Company’s oil and gas interests consist of a 0.5% non convertible gross overriding royalty in a natural gas well located in the Haynes area of Alberta.

7.	Share Capital

Authorized
Unlimited non-participating, non-dividend paying, voting redeemable preference shares
Unlimited number of common shares - no par value

Issued
Common Shares	Number	Amount

Balance at November 30, 2008 and August 31, 2008	10,471,739	$467,604

Warrants

	Number of	Exercise	Expiry
	Warrants	Price	Date	Amount

Balance at November 31, 2008 and August 31, 2008	2,575,000	$0.20	April 14, 2011	$100,875

The estimated weighted average fair market value of the warrants granted during 2008 was determined using the Black-Scholes model, using the following weighted average assumptions:

Weighted average fair value per warrant	$0.06
Risk-free interest rate (%)	3.00
Expected volatility (%)	129.00
Expected life (years)	3
Expected dividend yield (%)	-

Stock Option Plan
The Company has a stock option plan to provide incentives for directors, officers and consultants of the Company.  The maximum number of shares, which may be set aside for issuance under the stock option plan, is 1,275,000 common shares.  To date, no options have been issued.

Contributed Surplus
As part of the April 14, 2008 Debt Conversion, Ms. Hall the President of the Company converted $50,000 of debt through the issuance of 500,000 common shares at an attributed value of $0.10 per share and forgave $38,000 of debt owed to her by the Company, which was recorded as an increase to contributed surplus.

Weighted Average Shares Outstanding			2008	2007
		Fraction of
	Outstanding	Year
Time Period	Shares	Outstanding
December 1, 2007 to April 13, 2008	6,396,739	135/366	2,359,453
April 14, 2007 to November 30, 2008	10,471,739	231/366	6,609,212
Weighted Average Outstanding – November 30			8,968,665	6,396,739

8.	Related Party Transactions and Balances

The following transactions with an individual related to the Company which arose in the normal course of business have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arms length equivalent value:

	November 30,	November 30,
	2008	2007
Management fees to the President and Director of the Company	$3,000	$3,000

The following balances owing to an individual related to the Company are included in accounts payable  and advances payable and are unsecured, non-interest bearing and due on demand:

	November 30,	August 31,
	2008	2008
Management fees to the President and Director of the Company	$9,000	$6,000

9.	Loan Payable

The loan is unsecured, non-interest bearing and repayable on demand. The fair value of the loan has been estimated by discounting future cash flows using an estimated rate of 6%. The fair value of the loan is $216,981 ($216,981 – August 31, 2008).

10.	Income Taxes

At August 31, 2008 the Company has capital losses in the amount of approximately $195,852 (August 31, 2007- $195,852) which may be carried forward indefinitely to offset future capital gains, and non-capital losses in the amount of approximately $299,583 (August 31, 2007 - $294,996) available for carry forward purposes.  The non-capital losses expire as follows:

2009	$22,791
2010	40,846
2014	46,501
2015	47,434
2026	60,378
2027	42,337
2028	39,296

$299,583

The Company has provided a full valuation allowance against future tax assets at August 31, 2008, due to uncertainties in the Company's ability to utilize its net operating losses.

A reconciliation between income taxes provided at actual rates and at the basic rate of 34.5% (2007 – 34.5%) for federal and provincial taxes is as follows:

	August 31,
	2008	2007	2006
Taxes at statutory rates	$(17,427)	$(14,398)	$(17,647)
Non-taxable items and others	-	(35)	(1,776)
Change in tax rate	-	-	7,182
Valuation allowance	17,427	14,433	12,241
	$-	$-	$-

The significant components of the Company's future tax asset are summarized as follows:

	August 31,
	2008	2007
Operating loss carry forwards	$101,373	$106,834
Marketable securities	2,024	2,024
Capital losses carry forwards	33,784	33,784
Oil and gas interests	27,222	29,657
Cumulative eligible capital	1,499	1,482
	165,902	173,781
Valuation allowance	(165,902)	(173,781)
	$-	$-

11.	Segmented Information

The Company's only segment is oil and gas exploration and production.  All reportable segments are located in Canada.

12.	Seasonality and Trend Information

The Company’s oil and gas operations are not a seasonal business but increased consumer demand or changes supply in certain months of the year can influence the price of produced hydrocarbons, depending the circumstances. Production from the Company’s oil and gas interests is the primary detriment for the volume of sales during the year.

13.	Financial Instruments and Risk Factors

The Company is exposed to financial risk, in a range of financial instruments including cash, other receivables and accounts payable and advances payable. The Company manages its exposure to financial risks by operating in a manner that minimizes its exposure to the extent practical. The main financial risks affecting the Company are discussed below:
(a)    Credit Risk

Credit risk arises when a failure by counter parties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. The Company considers this risk to be limited.

(b)    Foreign Exchange Risk

The prices received by the Company for the production of natural gas and natural gas liquids are primarily determined in reference to U.S. dollars but are settled with the Company in Canadian dollars. The Company’s cash flow for commodity sales will therefore be impacted by fluctuations in foreign exchange rates. The Company considers this risk to be limited.

(c)     Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The Company is not exposed to interest rate risk.

(d)     Liquidity Risk

Liquidity risk includes the risk that, as a result of our operational liquidity requirements:

•      The Company will not have sufficient funds to settle transaction on the due date;

•      The Company will be forced to sell financial assets at a value which is less than what they are worth; or
•      The Company may be unable to settle or recover a financial asset at all.  The Company considers this risk to be limited.

(e)     Fair Value

The carrying amounts of cash and cash equivalents, marketable securities, other receivables and accounts payable and advances payable approximate their fair value due to the short-term maturities of these financial instruments.

(f)      Commodity Price Risk

The ability of the Company to maintain its revenue is partially related to the market price of natural gas. The Company considers this risk to be limited.

Sensitivity Analysis

(a)     The Company has designated its cash and cash equivalents as held-for-trading which is measured at fair value. As of November 30, 2008, the carrying and fair value amounts of the Company’s financial instruments are approximately equivalent. Other receivables are classified for accounting purposes as loans and receivables, which are measured at amortized cost which equals fair market value. Accounts payable and advances payable are classified for accounting purposes as other financial liabilities, which are measured at amortized cost which also equals fair market value.

(b)     Based on management's knowledge and experience of the financial markets, the Company believes that the movements in interest rates that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

(b)     The Company believes that movement in commodity prices that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

14.	Capital Management

The Company’s objectives when managing capital is to safeguard the entity’s ability to continue as a going concern. The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of any underlying assets. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

Currently, the Company does not have any operational cash requirements other than administrative expenditures. The Company’s revenue producing properties are fully developed and there are no further outlays or expenses projected to develop these properties at this time.
Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s capital management during the period ended November 30, 2008.

The Company is not subjected to any externally imposed capital requirements.

15.	Revised Financial Statements

The Company has revised its previously published unaudited consolidated financial statements for the three months ended November 30, 2008 to reflect a re-classification in equity. The following presents the details as at November 30, 2008.

(i) Deficit as previously stated	$(668,284)
Adjustment – debt forgiveness	38,000
Deficit, revised	$(706,284)

(ii) Contributed Surplus, as previously stated	$-
Adjustment – debt forgiveness	38,000
Contributed Surplus, revised	$38,000

16.	Subsequent Events

On February 5, 2009, the Company completed a non-brokered private placement of 2,600,000 units at a purchase price of $0.05 per unit for gross proceeds of $130,000. Each unit was comprised of one common share and one common share purchase warrant.  Each warrant is exercisable until February 5, 2014, to purchase one common share at a purchase price of $0.07 per share.

On February 25, 2009, the Company completed a non-brokered private placement of 1,000,256 units at a purchase price of $0.05 per unit for gross proceeds of approximately $50,013. Each unit was comprised of one common share and one common share purchase warrant.  Each warrant is exercisable until February 25, 2014 to purchase one common share at a purchase price of $0.07 per share.

On February 27, 2009, Eugenic acquired the issued and outstanding shares of 1354166 Alberta Ltd. for total consideration of $445,528 satisfied by the issuance of 8,910,564 units of the Company at $0.05 per unit.  Each unit consists of one common share and one common share purchase warrant exercisable at $0.07 to purchase one common share until February 27, 2014.  Following the closing, the Company paid to note holders of 1354166 Alberta Ltd. the amount of $118,000 by cash payment.

On February 27, 2009, the Company entered into an agreement with a non-related party, to convert debt in the amount of $62,500 through the issuance of a total of 1,250,000 units at an attributed value of $0.05 per unit.  Each unit was comprised of one common share and one common share purchase warrant.  Each warrant is exercisable until February 27, 2014 to purchase one common share at a purchase price of $0.07 per share.

Schwartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS
LICENSED PUBLIC ACCOUNTANTS
TORONTO • MONTREAL

AUDITORS’ REPORT

To the Shareholders of
Eugenic Corp.

We have audited the revised consolidated balance sheets of Eugenic Corp. (the “Company”) as at August 31, 2008 and 2007 and the related revised consolidated statements of loss, comprehensive loss and deficit, and cash flows for the years ended August 31, 2008 and 2007.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these revised consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles which differ in certain respects from generally accepted accounting principles in the United States (refer to note 10).

The consolidated statements of loss, comprehensive loss and deficit and cash flows for the year ended August 31, 2006 were audited by another auditor who expressed on opinion without reservation on those statements in their report dated November 30, 2006.

Our previous report dated November 25, 2008 has been withdrawn and the financial statements have been revised as disclosed in note 14.

“SCHWARTZ LEVITSKY FELDMAN LLP”

(signed)

Toronto, Ontario, Canada	Chartered Accountants
November 25, 2008, except for notes 9, 14 and 15,	Licensed Public Accountants
which are as of April 9, 2009

1167 Caledonia Road
Toronto, Ontario M6A 2X1
Tel: 416 785 5353
Fax: 416 785 5663

Schwartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS
LICENSED PUBLIC ACCOUNTANTS
TORONTO • MONTREAL

Comments by Auditors for U.S. Readers
on Canada - U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Corporation’s ability to continue as a going concern, such as those described in the summary of significant accounting policies.  Our report to the shareholders dated November 25, 2008, except for notes 9, 14 and 15, which are as of April 9, 2009, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the revised consolidated financial statements.

“SCHWARTZ LEVITSKY FELDMAN LLP”

(signed)

Toronto, Ontario, Canada	Chartered Accountants
November 25, 2008, except for notes 9, 14 and 15,	Licensed Public Accountants
which are as of April 9, 2009

1167 Caledonia Road
Toronto, Ontario M6A 2X1
Tel: 416 785 5353
Fax: 416 785 5663

Report of Independent Registered Public Accounting Firm

To the Directors of
Eugenic Corp.

We have audited the consolidated statements of loss and deficit and cash flows of Eugenic Corp. for the year ended August 31, 2006.  These financial statements are the responsibility of the Corporation's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended August 31, 2006 in accordance with Canadian generally accepted accounting principles.

(signed) “BDO Dunwoody” LLP

Independent Registered Public Accounting Firm

November 30, 2006
Toronto, Ontario

Comments by Auditor for U.S. Readers
on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Corporation’s ability to continue as a going concern, such as those described in the summary of significant accounting policies.  Our report to the shareholders dated November 30, 2006 is expressed in accordance with Canadian reporting standards, which do not require a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

(signed) “BDO Dunwoody” LLP
Independent Registered Public Accounting Firm
November 30, 2006
Toronto, Ontario

Eugenic Corp.
Revised Consolidated Balance Sheets
(Expressed in Canadian Dollars)

August 31	2008	2007

Assets

Current
Cash	$202,726	$952
Marketable securities (Note 4)	1	1
Other receivables	5,311	7,793

	208,038	8,746

Oil and gas interests (Note 5)	448	1,000

	$208,486	$9,746

Liabilities and Shareholders' Deficiency

Current
Accounts payable and advances payable (Note 6)	$71,672	$262,606
Loan payable (Note 7)	230,000	230,000
	301,672	492,606

Shareholders' deficiency
Share capital (Note 8)	467,604	166,291
Warrants (Note 8)	100,875	-
Contributed Surplus (Note 6 and 14)	38,000	-
Deficit	(699,665)	(649,151)

	(93,186)	(482,860)

	$208,486	$9,746

Going concern (Note 1)
Related Party Transactions and Balances (Note 6)

On behalf of the Board:

(signed) “Sandra J. Hall”
Director

(signed) “Milton Klyman”
Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

 Eugenic Corp.
Revised Consolidated Statements of Loss, Comprehensive Loss and Deficit
(Expressed in Canadian Dollars)

For the years ended August 31	2008	2007	2006

Oil and Gas Operations
Revenue	$292	$637	$760

Operating costs	-	-	373
Depletion	24	96	76

	24	96	449

Income from oil and gas operations	268	541	311

Expenses
Government fees	-	-	27
Management fees (Note 6)	12,000	12,000	12,000
Office and general	253	195	609
Professional fees	26,608	16,973	22,447
Transfer and registrar costs	4,486	2,085	2,135
Head office services	14,625	13,884	14,449
Gain on disposal of marketable securities	-	-	(204)
Expense recovery	(7,718)	(5,274)	-
Write down of oil and gas interests	528	828	-

	50,782	40,691	51,463

Operating loss for the year	(50,514)	(40,150)	(51,152)

Other income
Interest	-	205	-

Net loss and comprehensive loss for the year	(50,514)	(39,945)	(51,152)

Deficit, beginning of year	(649,151)	(609,206)	(558,054)

Deficit, end of year	$(699,665)	$(649,151)	$(609,206)

Loss per share, basic and diluted	$(0.006)	$(0.006)	$(0.008)

Weighted average shares outstanding	7,955,482	6,396,739	6,396,739

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Eugenic Corp.
Revised Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

For the years ended August 31	2008	2007	2006

Cash provided by (used in)

Operating activities
Net loss for the year	$(50,514)	$(39,945)	$(51,152)
Adjustments to reconcile net loss to net cash used in operating activities:
Depletion and accretion	24	96	76
Gain on disposal of marketable securities	-	-	(204)
Write-down of oil and gas interests	528	828	-
Changes in non-cash working
Capital balances
Other receivables	2,482	(2,640)	(1,942)
Accounts payable and advances payable	(2,934)	41,393	35,699

	(50,414)	(268)	(17,523)

Investing activities
Proceeds on disposal of marketable securities	-	-	11,512

Financing activities
Issuance of common shares for cash, net	252,188	-	-

Increase (decrease) in cash for the year	201,774	(268)	(6,011)

Cash, beginning of year	952	1,220	7,231

Cash, end of year	$202,726	$952	$1,220

Non-cash transactions
Shares issued to settle debt	$150,000	$-	$-
Oil and gas interests surrendered	$-	$-	$(1,465)

Supplementary cash flow information
Interest paid	-	-	-
Income taxes paid	-	-	-

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

 Eugenic Corp.
Notes to Revised Consolidated Financial Statements
(Expressed in Canadian Dollars)
August 31, 2008 and 2007

1.	Nature of Business
The Company's business focus consists of acquiring, exploring and developing oil and gas interests. The recoverability of the amount shown for these properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development, and future profitable production or proceeds from disposition of such property. In addition the Company holds a 0.3% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which is carried on the consolidated balance sheets at nil.

Going Concern
These consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. At present, the Company does not have sufficient resources to fund its current working capital requirements. The Company has planned to obtain additional financing by way of debt or the issuance of common shares or some other means to service its current working capital requirements, any additional or unforeseen obligations or to implement any future opportunities. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due. These consolidated financial statements do not include any adjustments for this uncertainty.

The Company has accumulated losses and working capital and cash flows from operations are negative which raises doubt as to the validity of the going concern assumption. As at August 31, 2008, the Company had a working capital deficiency of $93,634 and an accumulated deficit of $(699,665). Management of the Company does not have sufficient funds to meet its liabilities for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company's ability to continue operations and fund its liabilities is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

2.	Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include the accounts of Eugenic Corp. ("Eugenic"), the legal parent, together with its wholly-owned subsidiary, 1406768 Ontario Ltd ("1406768"). All material inter-company transactions have been eliminated.

Marketable Securities
At each financial reporting period, the Company estimates the fair value of investments which are held-for-trading, based on quoted closing bid prices at the consolidated balance sheet dates or the closing bid price on the last day the security traded if there were no trades at the consolidated balance sheet dates and such valuations are reflected in the consolidated financial statements. The resulting values for unlisted securities whether of public or private issuers, may not be reflective of the proceeds that could be realized by the Company upon their disposition. The fair value of the securities at year-end was $1 (2007 - $1).

 Eugenic Corp.
 Notes to Revised Consolidated Financial Statements
(Expressed in Canadian Dollars)
August 31, 2008 and 2007

2.	Significant Accounting Policies (cont’d)

Oil and Gas Interests
The Company follows the successful efforts method of accounting for its oil and gas interest.  Under this method, costs related to the acquisition, exploration, and development of oil and gas interests are capitalized. The Company carries as an asset, exploratory well costs if a) the well found a sufficient quantity of reserves to justify its completion as a producing well and b) the Company is making sufficient progress assessing the reserves and the economic and operating viability of the project. If a property is not productive or commercially viable, its costs are written off to operations.  Impairment of non-producing properties is assessed based on management's expectations of the properties.

Costs capitalized, together with the costs of production equipment, are depleted on the unit-of-production method based on the estimated proved reserves.

Proved oil and gas properties held and used by the Company are reviewed for impairment whenever events and circumstances indicate that the carrying amounts may not be recoverable. Impairments are measured by the amount by which the asset’s carrying value exceeds its fair value and is included in the determination of net income for the year.

Revenue Recognition
Revenues associated with the sale of crude oil and natural gas are recorded when the title passes to the customer. The customer has assumed the risks and rewards of ownership, prices are fixed or determinable and collectability is reasonably assured. The Company does not enter into ongoing arrangements whereby it is required to repurchase its products, nor does the Company provide the customer with a right of return.

Royalties
As is normal to the industry, the Company's future production is subject to crown royalties.  These amounts are reported net of related tax credits.

Environmental and Site Restoration Costs
A provision for environmental and site restoration costs is made when restoration requirements are established and costs can be reasonably estimated. The accrual is based on management's best estimate of the present value of the expected cash flows. Site restoration costs increase the carrying amount of the oil and gas properties and are amortized on the same basis as the properties.

Foreign Currencies
Assets and liabilities denominated in currencies other than Canadian dollars are translated at exchange rates in effect at the balance sheet date. Revenue and expense items are translated at the average rates of exchange for the year. Exchange gains and losses are included in the determination of net income for the year.

Financial Instruments
The Company's financial instruments consist of certain instruments with short term maturities.  It is management's opinion that the Company is not exposed to any significant interest rate or credit risks arising from these financial instruments.  The fair value of short term financial instruments approximates the carrying value.  All of the Company's cash is held at one major financial institution.

 Eugenic Corp.
 Notes to Revised Consolidated Financial Statements
(Expressed in Canadian Dollars)
August 31, 2008 and 2007

2.	Significant Accounting Policies (cont’d)

Accounting Estimates
The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosures of revenues and expenses for the reported year.  Actual results may differ from those estimates.

The amounts recorded for depletion and amortization of oil and gas properties and the valuation of these properties, are based on estimates of proved and probable reserves, production rates, oil and gas prices, future costs and other relevant assumptions.  The effect on the consolidated financial statements of changes in estimates in future periods could be significant.

Income Taxes
The Company accounts for income taxes under the asset and liability method.  Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to be reversed.  A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

Non-Monetary Transactions
Transactions in which shares or other non-cash consideration are exchanged for assets or services are measured at the fair value of the assets or services involved in accordance with Section 3830 (“Non-monetary Transactions”) of the Canadian Institute of Chartered Accountants Handbook (“CICA Handbook”).

Stock-Based Compensation
The Company has a stock option plan. The fair value method of accounting is used to account for stock options granted to directors, officers and employees whereby the weighted average fair value of options granted is recorded as a compensation expense in the consolidated financial statements. Compensation expense is based on the estimated fair value at the time of the grant and recognized over the vesting period of the option. Upon exercise of the options, the amount of the consideration paid together with the amount previously recorded in contributed surplus is recorded as an increase in share capital.

Loss Per Share
Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share is computed using the treasury stock method. Under this method, the diluted weighted average number of shares is calculated assuming the proceeds that arise from the exercise of stock options and other dilutive instruments are used to repurchase the Company’s shares at their weighted average market price for the period

3.	Change in Accounting Policy and Future Accounting Changes

(a) Accounting Changes

During 2007, the Company adopted the revised CICA Section 1506, “Accounting Changes”, which provides expanded disclosures for changes in accounting policies, accounting estimates and corrections of errors. Under the new standard, accounting changes should be applied retrospectively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policy are made only when required by a primary source of GAAP or when the change results in more relevant and reliable information. The impact that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes.

Eugenic Corp.
 Notes to Revised Consolidated Financial Statements
(Expressed in Canadian Dollars)

August 31, 2008 and 2007

3.	Change in Accounting Policy and Future Accounting Changes (cont’d)

(b) Comprehensive Income (Loss) and Deficit

During 2007, the Company adopted the CICA Section 1530, “Comprehensive Income”. Under the new standards, a new statement, the Statement of Comprehensive Income (Loss), has been introduced that will provide for certain gains and losses arising from changes in fair value, to be temporarily recorded outside the income statement. Upon adoption of Section 1530, the Company incorporated the new required Statement of Comprehensive Loss by creating  “Consolidated Statement of Loss, Comprehensive Loss, and Deficit”. The application of this revised standard did not result in comprehensive loss being different from net loss for the periods presented. Should the Company recognize any other comprehensive loss in the future, the cumulative changes in other comprehensive loss would be recognized in Accumulated Other Comprehensive Loss, which would be presented as a new category within shareholders’ deficiency on the consolidated balance sheets.

(c) Financial Instruments

During 2007, the Company adopted Section 3855, “Financial Instruments – Recognition and Measurement”, and Section 3861 “Financial Instruments – Disclosure and Presentation”. All financial instruments, including derivatives, are to be included in the Company’s Balance Sheet and measured, in most cases, at fair value upon initial recognition. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans or receivables, or other financial liabilities. Financial assets and financial liabilities held-for trading are measured at fair value with changes in those fair values recognized in net earnings. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at the lower of cost and the carrying value. The financial instruments recognized on the Company’s consolidated balance sheets are deemed to approximate their estimated fair values, therefore no further adjustments were required upon adoption of the new section.  The Company has designated its cash as held-for-trading which is measured at fair value and its marketable securities have been designated as available-for-sale. All other financial assets were classified as loans or receivables. All financial liabilities were classified as other liabilities.

(d) Hedges

During fiscal 2008 the Company adopted CICA Section 3865, “Hedges” which specifies circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

 Eugenic Corp.
 Notes to Revised Consolidated Financial Statements
(Expressed in Canadian Dollars)

August 31, 2008 and 2007

3.	Change in Accounting Policy and Future Accounting Changes (cont’d)

(e) Financial Instruments – Disclosures and Presentation

During fiscal 2008, the Company adopted CICA Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments–Presentation”, which will replace Section 3861, “Financial Instruments – Disclosure and Presentation”. These new sections 3862 (on disclosures) and 3863 (on presentation) replace Section 3861, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. Section 3862 complements the principles recognizing measuring and presenting financial assets and financial liabilities in Financial Instruments. Section 3863 deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset (see Note 12).

(f) Capital Disclosures

During fiscal 2008, the Company adopted CICA 1535, “Capital Disclosures”. This new pronouncement establishes standards for disclosing information about an entity’s capital and how it is managed. Section 1535 also requires the disclosure of any externally-imposed capital requirements, whether the entity has complied with them, and if not, the consequences (see Note 13).

(g) Inventories

During fiscal 2008 the Company adopted CICA Section 3031, “Inventories”. This new standard did not have an impact on the Company’s financial statements.

(h) Future Accounting Changes

The CICA issued a new accounting standard, Section 3064, “Goodwill and Intangible Assets”. This section replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Various changes have made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning September 1, 2009. The Company is currently assessing the impact that the adoption of this standard will have on its financial statements.

The CICA has amended Section 1400, “General Standard of Financial Statement Presentation” which is effective for annual and interim financial periods beginning on or after October 1, 2008 to include requirements to assess and disclose the Company’s ability to continue as a going concern. The adoption of this new section is not expected to have an impact on the Company’s financial statements.

Eugenic Corp.
Notes to Revised Consolidated Financial Statements
(Expressed in Canadian Dollars)

August 31, 2008 and 2007

3.	Change in Accounting Policy and Future Accounting Changes (cont’d)

(h) Future Accounting Changes    (cont’d)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with the International Financial Reporting Standards (“IFRS”) over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after August 1, 2011. The transition fate of August 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting of the transition to IFRS cannot be reasonably estimated at this time.

4.	Marketable Securities

	2008	2007

Investments in quoted companies
(market value $1 (2007 - $1))	$1	$1

5.	Oil and Gas Interests

	2008	2007

Net book value at September 1	$1,000	$1,924
Depletion	(24)	(96)
Write down of oil and gas interests	(528)	(828)

	$448	$1,000

The Company's oil and gas interests consist of a 0.5% non convertible gross overriding royalty in a natural gas well located in the Haynes area of Alberta.

6.	Related Party Transactions and Balances

The following transactions with an individual related to the Company which arose in the normal course of business have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arms length equivalent value:

	2008	2007	2006
Management fees to the President and Director
of the Company	$12,000	$12,000	$12,000

     Eugenic Corp.
 Notes to Revised Consolidated Financial Statements
(Expressed in Canadian Dollars)

August 31, 2008 and 2007

6.	Related Party Transactions and Balances (cont’d)

The following balances owing to an individual related to the Company are included in accounts payable and advances payable and are unsecured, non-interest bearing and due on demand:

	2008 (1)	2007	2006
Management fees to the President and Director
of the Company	$6,000	$82,000	$70,000

(1) As part of the April 14, 2008 Debt Conversion, Ms. Hall the President of the Company converted $50,000 of debt through the issuance of 500,000 common shares at an attributed value of $0.10 per share and forgave $38,000 of debt owed to her by the Company, which was recorded as an increase to contributed surplus.(see note 8)

7.	Loan Payable

The loan is unsecured, non-interest bearing and repayable on demand. The fair value of the loan has been estimated by discounting future cash flows using an estimated rate of 6%. The fair value of the loan is $216,981 ($216,981 – 2007).

8.	Share Capital

Authorized
Unlimited non-participating, non-dividend paying, voting redeemable preference shares Unlimited number of common shares - no par value

Issued
Common Shares	Number	Amount

Balance at August 31, 2006 and 2007	6,396,739	$166,291
Issuance of common shares for cash, net (note a)	2,575,000	151,313
Issuance of common shares for debt (note b)	1,500,000	150,000

Balance at August 31, 2008	10,471,739	$467,604

a)
On April 14, 2008 the Company completed a non-brokered private placement of up to 2,575,000 units at a price of $0.10 per unit for gross proceeds of $257,500 (proceeds net of issue costs $252,188). Each unit consists of one common share and one warrant, exercisable by the holder to acquire one additional common share at a price of $0.20 until April 14, 2011.

b)
On April 14, 2008 the Company entered into agreements to convert debt in the amount of $150,000 through the issuance of 1,500,000 shares at an attributed value of $0.10 per share (the “Debt Conversion”) (see Note 6).

Warrants
	Number of	Exercise Expiry
	Warrants	Price	Date	Amount
Balance at August 31, 2007	Nil
Warrants (note a)	2,575,000	$0.20	April 14, 2011	$100,875
Outstanding at August 31, 2008	2,575,000

 Eugenic Corp.
 Notes to Revised Consolidated Financial Statements
(Expressed in Canadian Dollars)

August 31, 2008 and 2007

8.	Share Capital (cont’d)

The estimated weighted average fair market value of the warrants granted during 2008 was determined using the Black-Scholes model, using the following weighted average assumptions:

Weighted average fair value per warrant	$0.06
Risk-free interest rate (%)	3.00
Expected volatility (%)	129.00
Expected life (years)	3
Expected dividend yield (%)	-

Stock Option Plan
The Company has a stock option plan to provide incentives for directors, officers and consultants of the Company.  The maximum number of shares, which may be set aside for issuance under the stock option plan, is 1,275,000 common shares.  To date, no options have been issued.

9.	Income Taxes

The Company has capital losses in the amount of approximately $195,852 (2007- $195,852) which may be carried forward indefinitely to offset future capital gains, and non-capital losses in the amount of approximately $299,583 (2007 - $294,996) available for carry forward purposes.  The non-capital losses expire as follows:

2009	$22,791
2010	40,846
2014	46,501
2015	47,434
2026	60,378
2027	42,337
2028	39,296
$299,583

The Company has provided a full valuation allowance against future tax assets at August 31, 2008, due to uncertainties in the Company's ability to utilize its net operating losses.

A reconciliation between income taxes provided at actual rates and at the basic rate of 34.5% (2007 – 34.5%) for federal and provincial taxes is as follows:

	2008	2007	2006
Taxes at statutory rates	$(17,427)	$(14,398)	$(17,647)
Non-taxable items and others	-	(35)	(1,776)
Change in tax rate	-	-	7,182
Valuation allowance	17,427	14,433	12,241
	$-	$-	$-

  Eugenic Corp.
 Notes to Revised Consolidated Financial Statements
(Expressed in Canadian Dollars)

August 31, 2008 and 2007

9.	Income Taxes (cont’d)

The significant components of the Company's future tax asset are summarized as follows:

	2008	2007

Operating loss carry forwards	$101,373	$106,834
Marketable securities	2,024	2,024
Capital losses carry forwards	33,784	33,784
Oil and gas interests	27,222	29,657
Cumulative eligible capital	1,499	1,482
	165,902	173,781
Valuation allowance	(165,902)	(173,781)
	$-	$-

10.	Reconciliation to Accounting Principles Generally Accepted in the United States

The Company's accounting policies do not differ materially from accounting principles generally accepted in the United States ("US GAAP") except for the following:

Recently Issued United States Accounting Standards:

In July 2006, the Financial Accounting Standards Board ("FASB") has published FASB Interpretation No. 48 ("FIN No.48), Accounting for Uncertainty in Income Taxes, to address the non-comparability in reporting tax assets and liabilities resulting from a lack of specific guidance in FASB Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, on the uncertainty in income taxes recognized in an enterprise's financial statements. FIN No. 48 will apply to fiscal years beginning after December 15, 2006, with earlier adoption permitted. The adoption of FIN 48 is not expected to have a material effect on the Company's financial condition or results of operations.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements." SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. The Company does not expect the adoption of SFAS No. 157 to materially impact its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company’s future reported financial position or results of operations.

Eugenic Corp.
 Notes to Revised Consolidated Financial Statements
(Expressed in Canadian Dollars)
August 31, 2008 and 2007

10.	Reconciliation to Accounting Principles Generally Accepted in the United States (cont’d)

Recently Issued United States Accounting Standards - (cont’d)

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (Topic 1N), “Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”). SAB No.108 addresses how the effect of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires SEC registrants (i) to quantify misstatements using a combined approach which considers both the balance sheet and income statement approaches; (ii) to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors; and (iii) to adjust their financial statements if the new combined approach results in a conclusion that an error is material. SAB No. 108 addresses the mechanics of correcting misstatements that include effects from prior years. It indicates that the current year correction of a material error that includes prior year effects may result in the need to correct prior year financial statements even if the misstatement in the prior year of years is considered immaterial. Any prior year financial statements found to be materially misstated in years subsequent to the issuance of SAB No. 108 would be restated in accordance with SFAS No. 154, “Accounting Changes and Error Corrections”. Because the combined approach represents a change in practice, the SEC staff will not require registrants that followed an acceptable approach in the past to restate prior years’ historical financial statements. Rather, these registrants can report the cumulative effect of adopting the new approach as an adjustment to the current year’s beginning balance of retained earnings. If the new approach is adopted in a quarter other than the first quarter, financial statements for prior interim periods within the year of adoption may need to be restated. SAB No. 108 is effective for fiscal years ending after November 15, 2006, which for the Company would be its fiscal year beginning April 1, 2007. The implementation of SAB No. 108 is not expected to have a material impact on the Company’s results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”) – the fair value option for financial assets and liabilities including an amendment of SFAS 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement objectives for accounting for financial instruments. This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, “Fair Value Measures”. The Company is currently evaluating the impact of SFAS No. 159 on its consolidated financial statements.

There are no material differences between the consolidated balance sheets prepared using the Canadian GAAP and the U.S. GAAP.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements-An Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary (previously referred to as minority interests). SFAS 160 also requires that a retained non-controlling interest upon the deconsolidation of a subsidiary be initially measured at its fair value. Upon adoption of SFAS 160, the Company would be required to report any non-controlling interests as a separate component of stockholders' equity. The Company would also be required to present any net income allocable to non- controlling interests and net income attributable to the stockholders of the Company separately in its consolidated statements of operations. SFAS 160 is effective for annual periods beginning after December 15, 2008.

           Eugenic Corp.
 Notes to Revised Consolidated Financial Statements
(Expressed in Canadian Dollars)
August 31, 2008 and 2007

10.	Reconciliation to Accounting Principles Generally Accepted in the United States (cont’d)

Recently Issued United States Accounting Standards - (cont’d)
In March 2008, the FASB issued FAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities” (“FAS 161”). FAS 161 changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivatives instruments, how derivative instruments and related hedged items affect an entity’s operating results, financial position, and cash flows. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early adoption is permitted. The Company is currently reviewing the provisions of FAS 161. However, as the provisions of FAS 161 are only related to disclosure of derivative and hedging activities, the Company does not believe the adoption of FAS 161 will have a material impact on its consolidated operating results, financial position or cash flows.

May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS No. 162"). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. SFAS No. 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently evaluating the impact of adoption of SFAS No. 162 but does not expect adoption to have a material impact on results of operations, cash flows or financial position.

In May 2008, the FASB issued SFAS No. 163, Accounting for Finance Guarantee Insurance Contracts – an interpretation of FASB Statement No. 60. The premium revenue recognition approach for a financial guarantee insurance contract links premium revenue recognition to the amount of insurance protection and the period in which it is provided. For purposes of this statement, the amount of insurance protection provided is assumed to be a function of the insured principal amount outstanding, since the premium received requires the insurance enterprise to stand ready to protect holders of an insured financial obligation from loss due to default over the period of the insured financial obligation. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008.

11.	Segmented Information

The Company's only segment is oil and gas exploration and production.  All reportable segments are located in Canada.

12.	Financial Instruments and Risk Factors

The Company is exposed to financial risk, in a range of financial instruments including cash, other receivables and accounts payable and advances payable. The Company manages its exposure to financial risks by operating in a manner that minimizes its exposure to the extent practical. The main financial risks affecting the Company are discussed below:

Eugenic Corp.
Notes to Revised Consolidated Financial Statements
(Expressed in Canadian Dollars)
August 31, 2008 and 2007

12.	Financial Instruments and Risk Factors (cont’d)

(e) Credit Risk

Credit risk arises when a failure by counter parties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. The Company considers this risk to be limited.

(f) Foreign Exchange Risk

The prices received by the Company for the production of natural gas and natural gas liquids are primarily determined in reference to U.S. dollars but are settled with the Company in Canadian dollars. The Company’s cash flow for commodity sales will therefore be impacted by fluctuations in foreign exchange rates. The Company considers this risk to be limited.

(g) Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The Company is not exposed to interest rate risk.

(h) Liquidity Risk

Liquidity risk includes the risk that, as a result of our operational liquidity requirements:

•	The Company will not have sufficient funds to settle transaction on the due date;
•	The Company will be forced to sell financial assets at a value which is less than what they are worth; or
•	The Company may be unable to settle or recover a financial asset at all. The Company considers this risk to be limited.

(e) Fair Value

The carrying amounts of cash, marketable securities, other receivables and accounts payable and advances payable approximate their fair value due to the short-term maturities of these financial instruments.

(f) Commodity Price Risk

The ability of the Company to maintain its revenue is partially related to the market price of natural gas. The Company considers this risk to be limited.

Sensitivity Analysis

(a) The Company has designated its cash as held-for-trading which is measured at fair value. As of August 31, 2008, the carrying and fair value amounts of the Company’s financial instruments are approximately equivalent. Other receivables are classified for accounting purposes as loans and receivables, which are measured at amortized cost which equals fair market value. Accounts payable and advances payable are classified for accounting purposes as other financial liabilities, which are measured at amortized cost which also equals fair market value.

Eugenic Corp.
 Notes to Revised Consolidated Financial Statements
(Expressed in Canadian Dollars)
August 31, 2008 and 2007

12.	Financial Instruments and Risk Factors (cont’d)

(b) Based on management's knowledge and experience of the financial markets, the Company believes that the movements in interest rates that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

(c) The Company believes that movement in commodity prices that are reasonably possible over the next twelve month period will not have a significant impact on the Company,

13.	Capital Management

The Company’s objectives when managing capital is to safeguard the entity’s ability to continue as a going concern. The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of any underlying assets. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

Currently, the Company does not have any operational cash requirements other than administrative expenditures. The Company’s revenue producing properties are fully developed and there are no further outlays or expenses projected to develop these properties at this time.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s capital management during the year ended August 31, 2008.

The Company is not subjected to any externally imposed capital requirements.

14.	Revised Financial Statements

The Company determined that its previously published consolidated financial statements for fiscal 2008 reflected an error for the accounting of the debt forgiveness by a related party see (note 6).  The following presents the details of the restatement for the year ended August 31, 2008:

(i)	Net loss and comprehensive loss for the year as previously stated	$(12,514)
	Adjustment – debt forgiveness	38,000
	Net Loss and comprehensive loss for the year, revised	$(50,514)

(ii)	Contributed Surplus as previously stated	$-
	Adjustment – debt forgiveness	38,000
	Contributed Surplus, revised	$38,000

(iii)	Loss per share, basic and diluted, as previously stated	$(0.002)
	Adjustment	(0.004)
	Loss per share, basic and diluted, revised	$(0.006)

(iv)	Deficit, as previously stated	(661,665)
	Adjustment	38,000
	Deficit, revised	(699,665)

The disclosure in note 1 has been revised to reflect the revised deficit amount of $(699,665).

 Eugenic Corp.
 Notes to Revised Consolidated Financial Statements
(Expressed in Canadian Dollars)

August 31, 2008 and 2007

15.	Subsequent Events

On February 5, 2009, the Company completed a non-brokered private placement of 2,600,000 units at a purchase price of $0.05 per unit for gross proceeds of $130,000. Each unit was comprised of one common share and one common share purchase warrant.  Each warrant is exercisable until February 5, 2014, to purchase one common share at a purchase price of $0.07 per share.

On February 25, 2009, the Company completed a non-brokered private placement of 1,000,256 units at a purchase price of $0.05 per unit for gross proceeds of approximately $50,013. Each unit was comprised of one common share and one common share purchase warrant.  Each warrant is exercisable until February 25, 2014 to purchase one common share at a purchase price of $0.07 per share.

On February 27, 2009, Eugenic acquired the issued and outstanding shares of 1354166 Alberta Ltd. for total consideration of $445,528 satisfied by the issuance of 8,910,564 units of the Company at $0.05 per unit.  Each unit consists of one common share and one common share purchase warrant exercisable at $0.07 to purchase one common share until February 27, 2014.  Following the closing, the Company paid to note holders of 1354166 Alberta Ltd. the amount of $118,000 by cash payment.

On February 27, 2009, the Company entered into an agreement with a non-related party, to convert debt in the amount of $62,500 through the issuance of a total of 1,250,000 units at an attributed value of $0.05 per unit.  Each unit was comprised of one common share and one common share purchase warrant.  Each warrant is exercisable until February 27, 2014 to purchase one common share at a purchase price of $0.07 per share.

Eugenic Corp.
Pro Forma Consolidated Balance Sheets
As at August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)
		From Incorporation October 3, 2007 to August 31, 2008
	Eugenic	1354166	Pro Forma
	Corp.	Alberta Ltd.	Adjustments	Notes	Pro Forma
Assets
Current
Cash	$202,726	$51,894	$(118,000)	(ii)	$136,620
Accounts receivable	-	62,886			62,886
Other receivable	5,311	-			5,311
Marketable securities	1	-			1
	208,038	114,780	(118,000)		204,818
Long Term					-
Oil and gas interests	448	365,999	168,272	(i)	534,719

Total Assets	$208,486	$480,779	$50,272		$739,537

Liabilities and Shareholder's Equity
Current
Accounts payables and advances payable	$71,672	$31,822	$10,000	(i)	$113,494
Income taxes payable	-	10,215			10,215
Loan payable	230,000	-			230,000
Notes payable - current	-	55,614	(25,488)	(ii)	30,126
	301,672	97,651	(15,488)		383,835
Long Term
Notes payable – long term	-	92,512	(92,512)	(ii)	-
Asset retirement obligation	-	3,360			3,360
	-	95,872	(92,512)		3,360

Total Liabilities	301,672	193,523	(108,000)		387,195

Shareholders' Equity

Share capital	467,604	264,700	(264,700)	(i)	751,665
			284,061	(i)
Warrants	100,875	-	161,467	(i)	262,342
Contributed Surplus	38,000				38,000
Deficit	(699,665)	22,556	(22,556)	(i)	(699,665)
	(93,186)	287,256	158,272		352,342

Total Liabilities and Shareholders' Equity	$208,486	$480,779	$50,272		$739,537

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

Eugenic Corp.
Pro Forma Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
For the year ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

		From Incorporation October 3, 2007 to
		August 31, 2008
	Eugenic	1354166	Pro Forma
	Corp.	Alberta Ltd.	Adjustments	Notes	Pro Forma
Revenue
Natural Gas Sales	$292	$234,226	$-		$234,518

Operating costs	-	142,569	-		142,351
Depletion	24	36,843	-		36,867
	24	179,412	-		179,218

Net revenue	268	54,814	-		55,300

Expenses
Management fees	12,000	-	-		12,000
Office and general	253	253	-		506
Professional fees	26,608	8,992	-		45,600
Transfer and registrar costs	4,486	-	-		4,486
Head office services	14,625	4,672	-		19,297
Interest on notes	-	8,126	-		8,126
Expense recovery	(7,718)	-	-		(7,718)
Write down of oil and gas interests	528	-	-		528
	50,782	22,043	-		82,825

Earnings (loss) before taxes	(50,514)	32,771	-		(17,743)

Current income taxes	-	10,215	-		10,215

Net income (loss) and comprehensive income (loss) for the period	$(50,514)	$22,556	$-		$(27,958)

Income (loss) per share, basic	$(0.006)				$(0.001)
Income (loss) per share, diluted	$(0.006)				$(0.001)

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

Eugenic Corp.
Notes to the Unaudited Pro Forma Consolidated Financial Statements
For the year ended August 31, 2008
(Expressed in Canadian Dollars)

1.	Basis of Presentation

The unaudited pro forma consolidated balance sheet at August 31, 2008, and the unaudited consolidated statement of income (loss) and comprehensive income (loss) for year ended August 31, 2008 (the “Unaudited Pro Forma Consolidated Financial Statements”) of Eugenic Corp. (“Eugenic or the Company”) have been prepared by management following the acquisition of the issued and outstanding common shares of 1354166 Alberta Ltd. (“1354166”). The Unaudited Pro Forma Consolidated Financial Statements have been prepared to reflect the Company’s acquiring all of the outstanding common shares of 1354166.

The accompanying Unaudited Pro Forma Consolidated Financial Statements have been prepared from information derived from the financial statements described below. Management recommends the Unaudited Pro Forma Consolidated Financial Statements should be read in conjunction with such financial statements and notes thereto.

a.	The audited consolidated financial statements of Eugenic for the year ended August 31, 2008.
b.	The audited financial statements of 1354166 from Incorporation October 3, 2007 to August 31, 2008.

The Unaudited Pro Forma Consolidated Financial Statements have been prepared by management in conformity with accounting principles generally accepted in Canada. The unaudited pro forma consolidated balance sheet gives effect to the transactions and assumptions described in the notes below as if they had occurred at the date of the balance sheet, and the unaudited pro forma consolidated statements of income (loss) and comprehensive income (loss) gives effect to the transactions and assumptions described in the notes below as if they had occurred at the beginning of the period.

The Unaudited Pro Forma Consolidated Financial Statements may not be indicative either of the results that actually would have occurred had the events reflected herein had taken place on the dates indicated, or of results which may be obtained in the future.

Accounting policies used in the preparation of the Unaudited Pro Forma Consolidated Financial Statements are in conformity with those disclosed in Eugenic’s audited consolidated financial statements for the year ended August 31, 2008.

In the opinion of management, the Unaudited Pro Forma Consolidated Financial Statements include all necessary adjustments for the fair presentation of the ongoing entity.

2.	Pro Forma Assumptions and Adjustments

The Unaudited Pro Forma Consolidated Financial Statements give effect to the following assumptions and adjustments:

On February 27, 2009, Eugenic acquired the issued and outstanding shares of 1354166 for total consideration of 445,528 satisfied by the issuance of 8,910,564 units of the Company at $0.05 per unit.  Each unit consists of one common share and one common share purchase warrant exercisable at $0.07 to purchase one common share until February 27, 2014.  Following the closing, the Company paid to note holders of 1354166 the amount of$118,000 by cash payment. Eugenic will account for the transaction using the purchase method of accounting and as a result, the share capital and deficit of 1354166 are eliminated. The primary assets of 1354166 include a 5.1975% working interest in a producing natural gas unit located in Alberta, Canada, cash and current accounts receivable.

The fair value of the transaction is approximately $445,528 paid through the issuance of Eugenic units. For purposes of preparing the unaudited pro forma consolidated balance sheet, a preliminary allocation of the purchase price to the fair values of the assets and liabilities acquired is as follows:

Eugenic Corp.
Notes to the Unaudited Pro Forma Consolidated Financial Statements
For the year ended August 31, 2008
(Expressed in Canadian Dollars)

Pro Forma Assumptions and Adjustments (continued)

(i)	Consideration:
	Issuance of 8,910,564 Eugenic units at $0.05 per unit	$445,528
	Transaction costs	10,000
	Total consideration	$455,528

	Allocated to:
	Oil and gas interest	534,271
	Notes payable and working capital deficit	(75,383)
	Asset retirement obligation	(3,360)
	Net assets acquired	$455,528

	Incurred transaction costs:
	Financial advisory, legal and other expenses	$10,000

The above purchase price allocation has been determined from information available to the management of Eugenic and incorporated estimates. The allocation of the purchase price to the assets and liabilities of 1354166 will be finalized after all actual results have been obtained and the final fair values of the assets and liabilities have been determined, and accordingly, the above purchase price equation may change.  Transaction costs to be incurred by Eugenic are estimated at $10,000.

(ii)    Following the closing, the Company paid to note holders of 1354166 the amount of $118,000 by cash payment.

3.	Share Capital

The authorized, issued and outstanding share capital of Eugenic after giving effect to the pro forma assumptions and adjustments described in Note 2 are as follows:

Authorized
Unlimited non-participating, non-dividend paying, voting redeemable preference shares
Unlimited number of common shares – no par value

Issued
Common shares	Number	Amount

Balance at August 31, 2008	10,471,739	$467,604
Common shares issued to 1354166 shareholders to effect business combination	8,910,564	284,061
Pro Forma Common Shares	19,382,303	$751,665

Eugenic Corp.
Notes to the Unaudited Pro Forma Consolidated Financial Statements
For the year ended August 31, 2008
(Expressed in Canadian Dollars)

Share Capital (continued)

Warrants	Number of Warrants	Exercise Price	Expiry Date	Amount
Balance at August 31, 2008	2,575,000	$0.20	April 14, 2011	$100,875
Warrants issued to 1354166 shareholders to effect business combination	8,910,564	$0.07	February 27, 2014	161,467
Pro Forma Warrants	11,485,564			$263,342

4.	Pro forma earnings per share

The pro forma income per share has been based on the following amounts, which have been adjusted to reflect the 8,910,564 Eugenic units issued to effect the business combination:

August 31, 2008
Eugenic common shares issued	10,471,739
Issued pursuant to the business combination (note 2)	8,910,564
Eugenic pro forma common shares outstanding - basic	19,382,303
Eugenic warrants	2,575,000
Eugenic warrants issued to 1354166 shareholders to effect business combination (note 2)	8,910,564
Eugenic pro forma common shares outstanding - diluted	30,867,867

Eugenic Corp.
Pro Forma Consolidated Balance Sheets
As at November 30, 2008
(Expressed in Canadian Dollars)
(Unaudited)

	Eugenic	1354166	Pro Forma
	Corp.	Alberta Ltd.	Adjustments	Notes	Pro Forma
Assets
Current
Cash	$193,732	$16,957	$(118,000)	(ii)	$92,689
Accounts receivable	-	74,070			74,070
Other receivable	5,658	-			5,658
Marketable securities	1	-			1
	199,391	91,027	(118,000)		172,418
Long Term					-
Oil and gas interests	401	360,414	167,862	(i)	528,677

Total Assets	$199,792	$451,441	$49,862		$701,095

Liabilities and Shareholder's Equity
Current
Accounts payables and advances payable	$69,597	$24,989	$10,000	(i)	$104,586
Income taxes payable	-	10,215			10,215
Loan payable	230,000	-			230,000
Notes payable - current	-	36,562	(29,433)	(ii)	7,129
	299,597	71,766	(19,433)		351,930
Long Term
Notes payable – long term	-	88,567	(88,567)	(ii)	-
Asset retirement obligation	-	3,442			3,442
	-	92,009	(88,567)		3,442

Total Liabilities	299,597	163,775	(108,000)		355,372

Shareholders' Equity
Share capital	467,604	264,700	(264,700)	(i)	751,665
			284,061	(i)
Warrants	100,875	-	161,467	(i)	262,342
Contributed Surplus	38,000				38,000
Deficit	(706,284)	22,966	(22,966)	(i)	(706,284)
	(99,805)	287,666	157,862		345,723

Total Liabilities and Shareholders' Equity	$199,792	$451,441	$49,862		$701,095

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

Eugenic Corp.
Pro Forma Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
As at November 30, 2008
(Expressed in Canadian Dollars)
(Unaudited)

	Eugenic Corp.	1354166 Alberta Ltd.	Pro Forma Adjustments	Notes	Pro Forma
Revenue
Natural Gas Sales	$65	$37,595	$-		$37,660

Operating costs	-	29,435	-		$29,435
Depletion	47	5,585	-		$5,632
	47	35,020	-		$35,067

Net revenue	18	2,575	-		2,593

Expenses
Management fees	3,000	-	-		3,000
Office and general	114	143	-		257
Professional fees	118	-	-		118
Transfer and registrar costs	1,200	-	-		1,200
Head office services	2,572	-	-		2,572
Interest on notes	-	2,022	-		2,022
Debt forgiveness		-	-		-
Expense recovery	-	-	-		-
Write down of oil and gas interests	-		-		-
	7,004	2,165	-		9,169

Earnings (loss) before interest	(6,986)	410	-		(6,576)

Interest	367	-	-		367

Net income (loss) and comprehensive income (loss) for the period	$(6,619)	$410	$-	$-	$(6,209)

Income (loss) per share, basic	$(0.001)				$-
Income (loss) per share, diluted	$(0.001)				$-

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

Eugenic Corp.
Notes to the Unaudited Pro Forma Consolidated Financial Statements
As at and for the three months ended November 30, 2008
(Expressed in Canadian Dollars)

1.	Basis of Presentation

The unaudited pro forma consolidated balance sheet at November 30, 2008, and the unaudited consolidated statement of income (loss) and comprehensive income (loss) for three months ended November 30, 2008 and year ended August 31, 2008 (the “Unaudited Pro Forma Consolidated Financial Statements”) of Eugenic Corp. (“Eugenic or the Company”) have been prepared by management following the acquisition of the issued and outstanding common shares of 1354166 Alberta Ltd. (“1354166”). The Unaudited Pro Forma Consolidated Financial Statements have been prepared to reflect the Company’s acquiring all of the outstanding common shares of 1354166.

The accompanying Unaudited Pro Forma Consolidated Financial Statements have been prepared from information derived from the financial statements described below. Management recommends the Unaudited Pro Forma Consolidated Financial Statements should be read in conjunction with such financial statements and notes thereto.

c.	The audited consolidated financial statements of Eugenic for the year ended August 31, 2008.
d.	The audited financial statements of 1354166 from Incorporation October 3, 2007 to August 31, 2008.
e.	The unaudited consolidated financial statement of Eugenic for the three months ended November 30, 2008; and
f.	The unaudited financial statements of 1354166 for the three months ended November 30, 2008.

The Unaudited Pro Forma Consolidated Financial Statements have been prepared by management in conformity with accounting principles generally accepted in Canada. The unaudited pro forma consolidated balance sheet gives effect to the transactions and assumptions described in the notes below as if they had occurred at the date of the balance sheet, and the unaudited pro forma consolidated statements of income (loss) and comprehensive income (loss) gives effect to the transactions and assumptions described in the notes below as if they had occurred at the beginning of the period.

The Unaudited Pro Forma Consolidated Financial Statements may not be indicative either of the results that actually would have occurred had the events reflected herein had taken place on the dates indicated, or of results which may be obtained in the future.

Accounting policies used in the preparation of the Unaudited Pro Forma Consolidated Financial Statements are in conformity with those disclosed in Eugenic’s audited consolidated financial statements for the year ended August 31, 2008.

In the opinion of management, the Unaudited Pro Forma Consolidated Financial Statements include all necessary adjustments for the fair presentation of the ongoing entity.

2.	Pro Forma Assumptions and Adjustments

The Unaudited Pro Forma Consolidated Financial Statements give effect to the following assumptions and adjustments:

On February 27, 2009, Eugenic acquired the issued and outstanding shares of 1354166 for total consideration of $445,528 satisfied by the issuance of 8,910,564 units of the Company at $0.05 per unit.  Each unit consists of one common share and one common share purchase warrant exercisable at $0.07 to purchase one common share until February 27, 2014.  Following the closing, the Company paid to note holders of 1354166 the amount of$118,000 by cash payment. Eugenic will account for the transaction using the purchase method of accounting and as a result, the share capital and deficit of 1354166 are eliminated. The primary assets of 1354166 include a 5.1975% working interest in a producing natural gas unit located in Alberta, Canada, cash and current accounts receivable.

Eugenic Corp.
Notes to the Unaudited Pro Forma Consolidated Financial Statements
As at and for the three months ended November 30, 2008
(Expressed in Canadian Dollars)

Pro Forma Assumptions and Adjustments (continued)

The fair value of the transaction is approximately $445,528 paid through the issuance of Eugenic units. For purposes of preparing the unaudited pro forma consolidated balance sheet, a preliminary allocation of the purchase price to the fair values of the assets and liabilities acquired is as follows:

(i)	Consideration:
	Issuance of 8,910,564 Eugenic units at $0.05 per unit	$445,528
	Transaction costs	10,000
	Total consideration	$455,528

	Allocated to:
	Oil and gas interest	528,276
	Notes payable and working capital deficit	(69,306)
	Asset retirement obligation	(3,442)
	Net assets acquired	$455,528

	Incurred transaction costs:
	Financial advisory, legal and other expenses	$10,000

The above purchase price allocation has been determined from information available to the management of Eugenic and incorporated estimates. The allocation of the purchase price to the assets and liabilities of 1354166 will be finalized after all actual results have been obtained and the final fair values of the assets and liabilities have been determined, and accordingly, the above purchase price equation may change.  Transaction costs to be incurred by Eugenic are estimated at $10,000.

(ii)   Upon closing, the Company paid to creditors of 1354166 notes payable in the amount of$118,000.

3.	Share Capital

The authorized, issued and outstanding share capital of Eugenic after giving effect to the pro forma assumptions and adjustments described in Note 2 are as follows:

Authorized
Unlimited non-participating, non-dividend paying, voting redeemable preference shares
Unlimited number of common shares – no par value

Issued
Common shares	Number	Amount

Balance at August 31, 2008	10,471,739	$467,604
Common shares issued to 1354166 shareholders to effect business combination	8,910,564	284,061
Pro Forma Common Shares	19,382,303	$751,665

Eugenic Corp.
Notes to the Unaudited Pro Forma Consolidated Financial Statements
As at and for the three months ended November 30, 2008
(Expressed in Canadian Dollars)

Share Capital (continued)

Warrants	Number of Warrants	Exercise Price	Expiry Date	Amount
Balance at August 31, 2008	2,575,000	$0.20	April 14, 2011	$100,875
Warrants issued to 1354166 shareholders to effect business combination	8,910,564	$0.07	February 27, 2014	161,467
Pro Forma Warrants	11,485,564			$263,342

4.	Pro forma earnings per share

The pro forma income per share has been based on the following amounts, which have been adjusted to reflect the 8,910,564 Eugenic units issued to effect the business combination:

Eugenic common shares issued, August 31, 2008	10,471,739
Issued pursuant to the business combination (note 2)	8,910,564
Eugenic pro forma common shares outstanding - basic	19,382,303
Eugenic warrants	2,575,000
Eugenic warrants issued to 1354166 shareholders to effect business combination (note 2)	8,910,564
Eugenic pro forma common shares outstanding - diluted	30,867,867

1354166 Alberta Ltd.
Balance Sheets
Prepared by Management
(Unaudited)
(Expressed in Canadian Dollars)
As at

	November 30,	August 31,
	2008	2008
Assets
Current
Cash	$16,957	$51,894
Accounts receivable (Note 6)	74,070	62,886
	91,027	114,780
Long Term
Oil and gas interests (Note 3)	360,414	365,999

Total Assets	$451,441	$480,779

Liabilities and Shareholders' Equity

Current
Accounts payable	$24,989	31,822
Income taxes payable (Note 11)	10,215	10,215
Notes payable - current (Note 4 & 13)	36,562	55,614
	71,766	97,651

Long term
Notes payable - long term (Note 4 & 13)	88,567	92,512
Asset retirement obligations (Note 5)	3,442	3,360
	92,009	95,872

Total Liabilities	163,775	193,523

Shareholders' Equity
Share capital (Note 7)	264,700	264,700
Retained earnings	22,966	22,556
	287,666	287,256

Total Liabilities and Shareholders' Equity	$451,441	$480,779

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

1354166 Alberta Ltd.
Statement of Income, Comprehensive Income and Retained Earnings
Prepared by Management
(Unaudited)
(Expressed in Canadian Dollars)

	For the three months	From Incorporation
	ended	October 3, 2007 to
	November 30, 2008	November 30, 2007
Revenue
Natural gas sales	$37,595	31,111

Operating costs	29,435	20,895
Depletion	5,585	6,415
	35,020	27,310

Net revenue	2,575	3,801

Expenses

Office and general	143	120
Interest on long term debt	2,022	566
Professional fees	-	747
	2,165	1,433

Net income and comprehensive income for the period	410	2,368

Retained earnings, beginning or period	22,556	-

Retained earnings, end of period	$22,966	2,368

Income per share, basic and diluted	$0.00	$0.01

Weighted average shares outstanding, basic and diluted (Note 7)	264,700	237,210

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

1354166 Alberta Ltd.
Statement of Cash Flows
Prepared by Management
(Unaudited)
(Expressed in Canadian Dollars)

	For the three months Ended November 30, 2008	From Incorporation October 3, 2007 to November 30, 2007
Cash provided by (used in) Operating activates
Net income for the period	$410	2,368
Adjustments for items not affecting cash:
Depletion	5,585	6,415
Asset retirement obligation	82	38

Changes in non-cash working capital balances
Accounts receivable	(11,184)	(11,677)
Accounts payable	(6,833)	1,378
	(11,940)	(1,478)

Financing activities
Issuance of common shares for cash	-	5,000
Notes payable	(22,997)	556
	(22,997)	5,556

Increase (decrease) in cash for the period	(34,937)	4,078

Cash, beginning of period	51,894	-
Cash, end of period	$16,957	$4,078

Supplemental Information

(i) Interest paid	$6,512	$-
	$6,512	$-

(ii) Other non-cash items: Acquisition of oil and gas
Oil and gas interest acquired	$-	$402,842
Issuance of common shares	-	(259,700)
Notes payable	-	(140,000)
Asset retirement obligation assumed	-	(3,142)
	$-	$-

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

1354166 Alberta Ltd.
Notes to Financial Statements
For the Three Months Ended November 30, 2008
Prepared by Management
(Unaudited)

1.	Nature of Business
The Company was incorporated on October 3, 2007 under the Business Corporations Act (Alberta).The Company's business focus consists of acquiring, exploring and developing oil and gas interests. The recoverability of the amount shown for these properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development, and future profitable production or proceeds from disposition of such property.

2.	Significant Accounting Policies

The Company has adopted The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 1530, Comprehensive Income, Section 3861, Financial Instruments – Disclosure and Presentation and Section 3865, Hedges.  Section 3861 establishes standards for disclosure and presentation of financial assets, financial liabilities and non-financial derivatives.  As there are no comprehensive income items, comprehensive income is equal to net income.  Also, the Company does not hold any derivative instruments for hedging purposes.  Accordingly, the effect of the adoption of Sections 1530 and 3865 has been disclosed in the Company’s financial statements.

Oil and Gas Interests
The Company follows the successful efforts method of accounting for its oil and gas interest.  Under this method, costs related to the acquisition, exploration, and development of oil and gas interests are capitalized. The Company carries as an asset, exploratory well costs if a) the well found a sufficient quantity of reserves to justify its completion as a producing well and b) the Company is making sufficient progress assessing the reserves and the economic and operating viability of the project. If a property is not productive or commercially viable, its costs are written off to operations.  Impairment of non-producing properties is assessed based on management's expectations of the properties.

Costs capitalized, together with the costs of production equipment, are depleted on the unit-of-production method based on the estimated proved reserves.

Proved oil and gas properties held and used by the Company are reviewed for impairment whenever events and circumstances indicate that the carrying amounts may not be recoverable. Impairments are measured by the amount by which the asset’s carrying value exceeds its fair value and is included in the determination of net income for the year.

The Company has a 5.1975% interest in a natural gas unit in Alberta, Canada. The Company’s interest is held in trust through a joint venture partner.

Revenue Recognition
Revenues associated with the sale of crude oil and natural gas are recorded when the title passes to the customer. The customer has assumed the risks and rewards of ownership, prices are fixed or determinable and collectability is reasonably assured. The Company does not enter into ongoing arrangements whereby it is required to repurchase its products, nor does the Company provide the customer with a right of return.

Royalties
As is normal to the industry, the Company's future production is subject to crown royalties.  These amounts are reported net of related tax credits.

Environmental and Site Restoration Costs
A provision for environmental and site restoration costs is made when restoration requirements are established and costs can be reasonably estimated. The accrual is based on management's best estimate of the present value of the expected cash flows. Site restoration costs increase the carrying amount of the oil and gas properties and are amortized on the same basis as the properties.

1354166 Alberta Ltd.
Notes to Financial Statements
For the Three Months Ended November 30, 2008
Prepared by Management
(Unaudited)

2.	Significant Accounting Policies (cont’d)

Asset Retirement Obligations
The Company recognizes an estimate of the liability associated with an asset retirement obligation (“ARO”) in the financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a straight-line basis over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion to operations in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

Ceiling Test
The Company performs a ceiling test calculation in accordance with the Canadian Institute of Chartered Accountants’ successful efforts method guidelines, including an impairment test on undeveloped properties. The recovery of costs is tested by comparing the carrying amount of the oil and natural gas assets to the reserves report. If the carrying amount exceeds the recoverable amount, then impairment would be recognized on the amount by which the carrying amount of the assets exceeds the present value of expected cash flows using proved plus probable reserves and expected future prices and costs. No write-down was required for the period ended November 30, 2008.

Foreign Currencies
Assets and liabilities denominated in currencies other than Canadian dollars are translated at exchange rates in effect at the balance sheet date. Revenue and expense items are translated at the average rates of exchange for the year. Exchange gains and losses are included in the determination of net income for the year.

Financial Instruments
The Company's financial instruments consist of certain instruments with short term maturities.  It is management's opinion that the Company is not exposed to any significant interest rate or credit risks arising from these financial instruments.  The fair value of short term financial instruments approximates the carrying value.  All of the Company's cash is held at one major financial institution.

Accounting Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of environmental obligations, AROs, rates for amortization, the impairment of oil and gas interest, determination of accrued liabilities, valuation allowance of future tax assets and determination of the variables used in the calculation of stock-based compensation. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Income Taxes
The Company accounts for income taxes under the asset and liability method.  Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to be reversed.  A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

1354166 Alberta Ltd.
Notes to Financial Statements
For the Three Months Ended November 30, 2008
Prepared by Management
(Unaudited)

2.	Significant Accounting Policies (cont’d)

Non-Monetary Transactions
Transactions in which shares or other non-cash consideration are exchanged for assets or services are measured at the fair value of the assets or services involved in accordance with Section 3830 (“Non-monetary Transactions”) of the Canadian Institute of Chartered Accountants Handbook (“CICA Handbook”).

Earnings Per Share
Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share is computed using the treasury stock method. Under this method, the diluted weighted average number of shares is calculated assuming the proceeds that arise from the exercise of stock options and other dilutive instruments are used to repurchase the Company’s shares at their weighted average market price for the period.

Future Accounting Changes

The CICA issued a new accounting standard, Section 3064, “Goodwill and Intangible Assets”. This section replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Various changes have made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new section will be applicable to financial statements relating to fiscal years beginning on or after January 1, 2009. Accordingly, the Company will adopt the new standards for its fiscal year beginning September 1, 2009. The Company is currently assessing the impact that the adoption of this standard will have on its financial statements.

The CICA has amended Section 1400, “General Standard of Financial Statement Presentation” which is effective for annual and interim financial periods beginning on or after January 1, 2008, specifically September 1, 2008 for this company to include requirements to assess and disclose the Company’s ability to continue as a going concern. The Company is currently assessing the impact that the adoption of this standard will have on its financial statements.

CICA Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interest” replaces CICA Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial Statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. Section 1602 is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27, Consolidated and Separate Financial Statements. These standards are effective for the Company for interim and annual financial statements beginning on or after January 1, 2011, specifically September 1, 2011 for this company. The Company has not yet determined the impact of the adoption of these changes on its Financial Statements.

In January 2009, the CICA issued Section 1582 “Business Combinations”. This section is effective January 1, 2011 and applies prospectively to business combinations for which the acquisition date is on or after the first annual reporting period of the Company beginning on or after January 1, 2011 specifically September 1, 2011 for this company. Early adoption is permitted. This section replaces Section 1581 “Business Combination” and harmonizes the Canadian standards with international financial reporting standards (IFRS). The Company does not anticipate that the adoption of this standard will impact its financial results.

1354166 Alberta Ltd.
Notes to Financial Statements
For the Three Months Ended November 30, 2008
Prepared by Management
(Unaudited)

Future Accounting Changes (cont’d)

Effective September 1, 2008, the Company adopted CICA Handbook Section 3031, Inventories which replaced Section 3030 and establishes new standards for the measurement and disclosure of inventories. The main features of the new Section are as follows:

•	Measurement of inventories at the lower of cost and net realizable value
•	Consistent use of either first-in, first-out or a weighted average cost formula to measure cost
•	Reversal of previous write-down to net realizable value when there is a subsequent increase to the value of inventories.

The adoption of Section 3031 is not expected to have an impact on these financial statements.

CICA Handbook Section 1535, Capital Disclosures, requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such noncompliance. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. There is no significant impact of the adoption of this standard on the Company’s results of operations; additional applicable disclosures have been made in these financial statements

Effective October 3, 2007, the Company adopted the recommendations of CICA Handbook Section 3855 Financial Instruments-Recognition and Measurement, Section 3861 Financial Instruments-Disclosure and Presentation, Section 1530, Comprehensive Income, and Section 3251, Equity, Section 3865, Hedges, Section 3862, Financial Instrument Disclosure and Section 3863, Financial Instrument Presentation.

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.  Upon adoption, all existing and new financial assets and financial liabilities of an enterprise must be classified as either held for trading, held to maturity, or available for sale with each classification having a different accounting treatment after the initial recognition of the asset or liability.  All financial assets and financial liabilities must be measured at fair value upon initial recognition.

After initial recognition, the financial assets are measured according to the following guidelines.  Financial assets that are classified as available for sale or held for trading must be measured at fair value.  Any gain or loss on a financial asset held for trading is recorded in the financial statements of operations and comprehensive income (loss) in the period in which it occurs.  Any gain or loss on a financial asset that is available for sale is recorded in other comprehensive income (loss) until the financial assets is derecognized at which point the cumulative gain or loss is recognized in net income (loss).  Financial assets that are classified as held to maturity should be measured at amortized cost using the effective interest method.

After initial recognition, all financial liabilities are measured at amortized cost using the effective interest rate method.

1354166 Alberta Ltd.
Notes to Financial Statements
For the Three Months Ended November 30, 2008
Prepared by Management
(Unaudited)

Future Accounting Changes (cont’d)

The company has elected to apply the following classifications to each of its significant categories of financial instruments:

Asset/Liability	Category	Measurement

Cash	Held for trading	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable and accrued Liabilities	Other liabilities	Amortized cost
Notes payable	Other liabilities	Amortized cost

The standard also addresses the appropriate accounting for non-financial contracts with embedded derivatives.  The Company does not have any contracts with embedded derivatives.

Sections 3862 and 3863 establishes standards for disclosure and presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.  Additional disclosures, if required, have been added for the current period upon adoption of this new standard.

Section 1530 sets the standard for reporting and displaying of comprehensive income (loss).  It does not address issues of recognition or measurement for comprehensive income (loss) or its components.  The standard requires that comprehensive income (loss) and its individual components be presented in the Company’s financial statements.  The adoption of this policy did not have a material impact on the Company financial results for the year.

Section 3251 establishes the standards for presentation of equity and changes in equity during the reporting period.  The application of this standard did not materially change the Company’s statement of shareholders equity.

In February 2008, the Accounting Standards Board “(AcSB)” confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, on January 1, 2011. The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for its year ended December 31, 2010, and of the opening balance sheet as at January 1, 2010. The AcSB proposes that CICA Handbook Section, Accounting Changes, paragraph 1506.30, which would require an entity to disclose information relating to a new primary source of GAAP that has been issued but is not yet effective and that the entity has not applied, not be applied with respect to the IFRS Omnibus Exposure Draft. The Company is continuing to assess the financial reporting impacts of the adoption of IFRS and, at this time, the impact on future financial position and results of operations is not reasonably determinable or estimable. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required, as well as system changes that may be necessary to gather and process the required information.

1354166 Alberta Ltd.
Notes to Financial Statements
For the Three Months Ended November 30, 2008
Prepared by Management
(Unaudited)

3.	Oil and Gas Interests

The Company's oil and gas interests consist of a 5.1975% in natural gas wells located in the Botha area of Alberta. The Company’s interest is held in trust through a joint venture partnership.

Net book value August 31, 2008	$365,999
Depletion	(5,585)
Net book value November 30, 2008	$360,414

4.	Notes Payable

On October 10, 2007, the Company issued unsecured notes with an aggregate face value of $140,000 to some of its shareholders. The notes carry an interest rate of 7% and are payable in quarterly installments of principal and interest.  The Company may repay the notes in whole or in part, without penalty. The notes mature on October 12, 2012.

Repayment of note and interest as follows:

	November 30,	August 31,
	2008	2008
Total debt	$121,897	$140,000
Long-term	(88,567)	(92,512)
	33,330	47,488
Accrued interest	3,232	8,126
Current portion	$36,562	$55,614

Repayment of principal on the notes payable is as follows:

2009	$25,859
2010	$27,669
2011	$29,606
2012	$35,237

5.	Asset Retirement Obligation

The Company’s asset retirement obligations result from net ownership interests in natural gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations at November 30, 2008 was approximately $9,032, which will be incurred between 2009 and 2026. A credit-adjusted risk-free rate of 7 percent and an annual inflation rate of 5 percent were used to calculate the future asset retirement obligation.

	November 30,	August 31,
	2008	2008
Balance, beginning of period	$3,360	$-
Liabilities incurred/acquired	-	3,142
Accretion	82	218
Balance, end of period	$3,442	$3,360

1354166 Alberta Ltd.
Notes to Financial Statements
For the Three Months Ended November 30, 2008
Prepared by Management
(Unaudited)

6.	Accounts Receivable

	November 30,	August 31,
	2008	2008
Trade receivable	$74,070	$62,886
Allowance for doubtful accounts	-	-
	$74,070	$62,886

7.	Share Capital

Authorized
Unlimited number of common shares
Unlimited number of preferred shares (issuable in series)

Issued
Common Shares	Number	Amount
Balance November 30 and August 31, 2008	264,700	$264,700

Weighted Average Shares Outstanding
			Fraction of
	Shares	Outstanding	Period	Weighted
	Issued	Shares	Outstanding	Average

October 3, 2007 to October 9, 2007	100	100	6/59	10
October 10, 2007 to October 16, 2007	259,700	259,800	7/59	30,824
October 17, 2007 to November 30, 2007	4,900	264,700	46/59	206,376
Weighted Average Shares Outstanding – November 30, 2007				237,210

December 1, 2007 to November 30, 2008		264,700	365/365	264,700
Weighted Average Shares Outstanding – November 30, 2008				264,700

8.	Reconciliation to Accounting Principles Generally Accepted in the United States

The Company's accounting policies do not differ materially from accounting principles generally accepted in the United States ("US GAAP") except for the following:

Recently Issued United States Accounting Standards:

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements." SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.

Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted.

The Company does not expect the adoption of SFAS No. 157 to materially impact its consolidated financial statements.

1354166 Alberta Ltd.
Notes to Financial Statements
For the Three Months Ended November 30, 2008
Prepared by Management
(Unaudited)

8.	Reconciliation to Accounting Principles Generally Accepted in the United States (cont’d)

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.

The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company’s future reported financial position or results of operations.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (Topic 1N), “Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”). SAB No.108 addresses how the effect of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires SEC registrants (i) to quantify misstatements using a combined approach which considers both the balance sheet and income statement approaches; (ii) to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors; and (iii) to adjust their financial statements if the new combined approach results in a conclusion that an error is material. SAB No. 108 addresses the mechanics of correcting misstatements that include effects from prior years. It indicates that the current year correction of a material error that includes prior year effects may result in the need to correct prior year financial statements even if the misstatement in the prior year of years is considered immaterial.

Any prior year financial statements found to be materially misstated in years subsequent to the issuance of SAB No. 108 would be restated in accordance with SFAS No. 154, “Accounting Changes and Error Corrections”. Because the combined approach represents a change in practice, the SEC staff will not require registrants that followed an acceptable approach in the past to restate prior years’ historical financial statements. Rather, these registrants can report the cumulative effect of adopting the new approach as an adjustment to the current year’s beginning balance of retained earnings. If the new approach is adopted in a quarter other than the first quarter, financial statements for prior interim periods within the year of adoption may need to be restated. SAB No. 108 is effective for fiscal years ending after November 15, 2006, which for the Company would be its fiscal year beginning April 1, 2007. The implementation of SAB No. 108 is not expected to have a material impact on the Company’s results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”) – the fair value option for financial assets and liabilities including an amendment of SFAS 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement objectives for accounting for financial instruments. This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, “Fair Value Measures”. The Company is currently evaluating the impact of SFAS No. 159 on its consolidated financial statements.

1354166 Alberta Ltd.
Notes to Financial Statements
For the Three Months Ended November 30, 2008
Prepared by Management
(Unaudited)

8.	Reconciliation to Accounting Principles Generally Accepted in the United States (cont’d)

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements-An Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary (previously referred to as minority interests). SFAS 160 also requires that a retained non-controlling interest upon the deconsolidation of a subsidiary be initially measured at its fair value. Upon adoption of SFAS 160, the Company would be required to report any non-controlling interests as a separate component of stockholders' equity. The Company would also be required to present any net income allocable to non- controlling interests and net income attributable to the stockholders of the Company separately in its consolidated statements of operations.

SFAS 160 is effective for annual periods beginning after December 15, 2008. The Company does not believe the adoption of FAS 160 will have a material impact on its consolidated operating results, financial position or cash flows.

In March 2008, the FASB issued FAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities” (“FAS 161”). FAS 161 changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivatives instruments, how derivative instruments and related hedged items affect an entity’s operating results, financial position, and cash flows. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early adoption is permitted. The Company is currently reviewing the provisions of FAS 161. However, as the provisions of FAS 161 are only related to disclosure of derivative and hedging activities, the Company does not believe the adoption of FAS 161 will have a material impact on its consolidated operating results, financial position or cash flows.

May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS No. 162"). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. SFAS No. 162 is effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board Auditing amendment to AU Section 411, the Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently evaluating the impact of adoption of SFAS No. 162 but does not expect adoption to have a material impact on results of operations, cash flows or financial position.

In May 2008, the FASB issued SFAS No. 163, Accounting for Finance Guarantee Insurance Contracts – an interpretation of FASB Statement No. 60. The premium revenue recognition approach for a financial guarantee insurance contract links premium revenue recognition to the amount of insurance protection and the period in which it is provided. For purposes of this statement, the amount of insurance protection provided is assumed to be a function of the insured principal amount outstanding, since the premium received requires the insurance enterprise to stand ready to protect holders of an insured financial obligation from loss due to default over the period of the insured financial obligation. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company does not believe the adoption of FAS 163 will have a material impact on its consolidated operating results, financial position or cash flows.

There are no material differences between the balance sheets prepared using the Canadian GAAP and the U.S. GAAP.

1354166 Alberta Ltd.
Notes to Financial Statements
For the Three Months Ended November 30, 2008
Prepared by Management
(Unaudited)

9.	Financial Instruments and Risk Factors

The Company is exposed to financial risk, in a range of financial instruments including cash, other receivables and accounts payable and advances payable. The Company manages its exposure to financial risks by operating in a manner that minimizes its exposure to the extent practical. The main financial risks affecting the Company are discussed below:

The fair value of financial instruments at November 30 and August 31, 2008 is summarized as follows:

	November 30, 2008		August 31, 2008
	Amount	Fair Value	Amount	Fair Value
Financial assets
Held for trading
Cash	$16,957	$16,957	$51,894	$51,894
Loans and receivables
Accounts receivable	$10,102	$10,102	$18,031	$18,031
Receivable - others	$63,968	$63,968	$44,855	$44,855
Financial liabilities
Other liabilities
Accounts payable and accrued liabilities	$24,989	$24,989	$31,822	$31,822
Notes payable	$125,129	$125,129	$148,126	$148,126

(a)	Credit Risk

Credit risk arises when a failure by counter parties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. Receivables from natural gas marketers are collected on the 25th day of each month following production. The Company’s policy to mitigate credit risk associated with these balances is to establish relationships with credit-worthy marketers. There are no other material accounts receivable at November 30, 2008 that the Company deemed uncollectible.

(b)	Foreign Exchange Risk

The prices received by the Company for the production of natural gas and natural gas liquids are primarily determined in reference to U.S. dollars but are settled with the Company in Canadian dollars. The Company’s cash flow for commodity sales will therefore be impacted by fluctuations in foreign exchange rates. The Company considers this risk to be limited.

(c)	Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The Company is not exposed to interest rate risk.

Based on management's knowledge and experience of the financial markets, the Company believes that the movements in interest rates that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

1354166 Alberta Ltd.
Notes to Financial Statements
For the Three Months Ended November 30, 2008
Prepared by Management
(Unaudited)

9.	Financial Instruments and Risk Factors (cont’d)

(d)       Liquidity Risk

Liquidity risk includes the risk that, as a result of our operational liquidity requirements:

•	The Company will not have sufficient funds to settle transaction on the due date;
•	The Company will be forced to sell financial assets at a value which is less than what they are worth; or
•	The Company may be unable to settle or recover a financial asset at all.

The Company considers this risk to be limited.

(e)	Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by world economic events that dictate the levels of supply and demand.

The Company believes that movement in commodity prices that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

(f)	Commodity Price Sensitivity

The following table summarizes the sensitivity of the fair value of the Company’s risk management position as at November 30, 2008 to fluctuations in natural gas prices, with all other variables held constant. When assessing the potential impact of these price changes, the Company believes that a 10 percent volatility is a reasonable measure. Fluctuations in natural gas prices potentially could have resulted in unrealized gains (losses) impacting net income as follows:

	November 30, 2008		November 30, 2007
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%

Revenue	$41,355	$33,836	$34,222	$28,000
Net income (loss)	$4,170	$(3,350)	$5,479	$(743)

10.	Capital Management

The Company’s objectives when managing capital is to safeguard the entity’s ability to continue as a going concern. The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of any underlying assets. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

Currently, the Company does not have any operational cash requirements other than administrative expenditures. The Company’s revenue producing properties are fully developed and there are no further outlays or expenses projected to develop these properties at this time.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s capital management during the period ended November 30, 2008.
The Company is not subjected to any externally imposed capital requirements.

1354166 Alberta Ltd.
Notes to Financial Statements
For the Three Months Ended November 30, 2008
Prepared by Management
(Unaudited)

11.	Income Taxes

The income tax provision differs from the expected amount calculated by applying the Canadian combined federal and provincial corporate income tax rate to income before income taxes. The major components of these differences are explained as follows:

(a)	November 30,	August 31,
	2008	2008
Current income taxes consist of:
Amount calculated at 30% Federal and Provincial rates	$-	$9,831
Difference resulting from:
Temporary differences	-	384
	$-	$10,215

(b)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. As at November 30, 2008 there are no material temporary differences.

12.	Segmented Information

The Company’s only segment is oil and gas exploration and production. All assets are located in Canada.

13.	Related Parties Transactions

During the three months ending November 30, 2008, the company recorded an interest expense of $2,022 on its notes payable to shareholders. The amount is included in the notes payable at the quarter end. Also see note 4.

The related parties’ transactions arose in the normal course of business and have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arms length equivalent value.

13.	Subsequent Events

The Company entered into a Letter of Intent dated January 23, 2009 for the sale of 100% of its issued and outstanding shares. This transaction was finalized on February 27, 2009. The shareholders of the Company received 33.6628825 units for each 1354166 Alberta Ltd. share or $445,528 in the aggregate which represented 8,910,564 units of the acquiring company at a value of $0.05 per unit.  Each unit is comprised of (1) common share and (1) purchase warrant where each whole warrant is exercisable until February 27, 2014 to purchase one additional common share of the acquiring company at a purchase price of $0.07 per share. In addition, following the closing of the transaction the acquiring company paid the Company’s notes payable of $118,000.

Schwartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS
LICENSED PUBLIC ACCOUNTANTS
TORONTO • MONTREAL

AUDITORS’ REPORT

To the Shareholders of
1354166 Alberta Ltd.
We have audited the balance sheet of 1354166 Alberta Ltd. (the “Company”) as at August 31, 2008 and the related statements of income, comprehensive income and retained earnings, and cash flows for the period from October 3, 2007 (date of incorporation) to August 31, 2008.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2008 and the results of its operations and its cash flows for the period from October 3, 2007 (date of incorporation) to August 31, 2008, in accordance with Canadian generally accepted accounting principles which differ in certain respects from generally accepted accounting principles in the United States (refer to note 8).

“SCHWARTZ LEVITSKY FELDMAN LLP”

/s/ Schwartz Levitsky Feldman LLP
Toronto, Ontario, Canada	Chartered Accountants
March 16, 2009	Licensed Public Accountants

1167 Caledonia Road
Toronto, Ontario M6A 2X1
Tel: 416 785 5353
Fax: 416 785 5663

1354166 Alberta Ltd.
Balance Sheet
(Expressed in Canadian Dollars)

As at August 31,	2008

Assets

Current
Cash	$51,894
Accounts receivable (Note 6)	62,886
114,780
Long Term
Oil and gas interests (Note 3)	365,999

Total Assets	$480,779

Liabilities and Shareholders’ Equity

Current
Accounts payable	$31,822
Income taxes payable, (Note 11)	10,215
Notes payable – current (Note 4)	55,614
97,651

Long term
Notes payable – long term (Note 4)	92,512
Asset retirement obligation, (Note 5)	3,360
95,872

Total Liabilities	193,523
Related Parties Transactions (Note 13)

Shareholders’ Equity

Share capital (Note 7)	264,700
Retained earnings	22,556
287,256

Total Liabilities and Shareholders’ Equity	$480,779

On behalf of the Board:

(signed) “Sandra J. Hall”	Director	(signed) “Milton Klyman”	Director

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

1354166 Alberta Ltd.
Statement of Income, Comprehensive Income and Retained Earnings
(Expressed in Canadian Dollars)

From Incorporation October 3, 2007 to August 31,	2008

Revenue

Natural gas sales	$234,226

Operating costs	142,569
Depletion	36,843
179,412
Net revenue	54,814

Expenses
Administration costs	4,672
Office and general	253
Interest on long term debt	8,126
Professional fees	8,992
22,043

Earnings before taxes	32,771

Current income Taxes (Note 11)	10,215

Net income and comprehensive income for the period	22,556

Retained earnings, beginning of period	-

Retained earnings, end of period	$22,556

Income per share, basic and diluted	$0.09

Weighted average shares outstanding, basic and diluted (Note 7)	259,815

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

1354166 Alberta Ltd.
Statements of Cash Flows
(Expressed in Canadian Dollars)

From Incorporation October 3, 2007 to August 31,	2008

Cash provided by (used in)

Operating activities
Net income for the period	$22,556
Adjustments for items not affecting cash:
Depletion	36,843
Asset retirement obligation	218

Changes in non-cash working capital balances
Accounts receivable	(62,886)
Accounts payable	31,822
Accrued interest - notes payable current	8,126
Income taxes payable	10,215

46,894

Financing activities
Issuance of common shares	5,000
5,000

Increase in cash for the period	51,894

Cash, beginning of period	-

Cash, end of period	$51,894

Supplemental Information

(i)
Interest paid	$-
Income taxes paid	$-
(ii)
Other non-cash items: Acquisition of oil and gas
Oil and gas interest acquired	$402,842
Issuance of common shares	(259,700)
Notes payable	(140,000)
Asset retirement obligation assumed	(3,142)
$-

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

1354166 Alberta Ltd.
Notes to Financial Statements
(Expressed in Canadian Dollars)
August 31, 2008

1.	Nature of Business
The Company was incorporated on October 3, 2007 under the Business Corporations Act (Alberta).The Company's business focus consists of acquiring, exploring and developing oil and gas interests. The recoverability of the amount shown for these properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development, and future profitable production or proceeds from disposition of such property.

2.	Significant Accounting Policies

The Company has adopted The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 1530, Comprehensive Income, Section 3861, Financial Instruments – Disclosure and Presentation and Section 3865, Hedges.  Section 3861 establishes standards for disclosure and presentation of financial assets, financial liabilities and non-financial derivatives.  As there are no comprehensive income items, comprehensive income is equal to net income.  Also, the Company does not hold any derivative instruments for hedging purposes.  Accordingly, the effect of the adoption of Sections 1530 and 3865 has been disclosed in the Company’s financial statements.

Oil and Gas Interests
The Company follows the successful efforts method of accounting for its oil and gas interest.  Under this method, costs related to the acquisition, exploration, and development of oil and gas interests are capitalized. The Company carries as an asset, exploratory well costs if a) the well found a sufficient quantity of reserves to justify its completion as a producing well and b) the Company is making sufficient progress assessing the reserves and the economic and operating viability of the project. If a property is not productive or commercially viable, its costs are written off to operations.  Impairment of non-producing properties is assessed based on management's expectations of the properties.

Costs capitalized, together with the costs of production equipment, are depleted on the unit-of-production method based on the estimated proved reserves.

Proved oil and gas properties held and used by the Company are reviewed for impairment whenever events and circumstances indicate that the carrying amounts may not be recoverable. Impairments are measured by the amount by which the asset’s carrying value exceeds its fair value and is included in the determination of net income for the year.

The Company has a 5.1975% interest in a natural gas unit in Alberta, Canada. The Company’s interest is held in trust through a joint venture partner.

Revenue Recognition
Revenues associated with the sale of crude oil and natural gas are recorded when the title passes to the customer. The customer has assumed the risks and rewards of ownership, prices are fixed or determinable and collectability is reasonably assured. The Company does not enter into ongoing arrangements whereby it is required to repurchase its products, nor does the Company provide the customer with a right of return.

Royalties
As is normal to the industry, the Company's future production is subject to crown royalties.  These amounts are reported net of related tax credits.

1354166 Alberta Ltd.
Notes to Financial Statements
(Expressed in Canadian Dollars)
August 31, 2008

2.	Significant Accounting Policies (cont’d)

Environmental and Site Restoration Costs
A provision for environmental and site restoration costs is made when restoration requirements are established and costs can be reasonably estimated. The accrual is based on management's best estimate of the present value of the expected cash flows. Site restoration costs increase the carrying amount of the oil and gas properties and are amortized on the same basis as the properties.

Asset Retirement Obligations
The Company recognizes an estimate of the liability associated with an asset retirement obligation (“ARO”) in the financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a straight-line basis over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion to operations in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

Ceiling Test
The Company performs a ceiling test calculation in accordance with the Canadian Institute of Chartered Accountants’ successful efforts method guidelines, including an impairment test on undeveloped properties. The recovery of costs is tested by comparing the carrying amount of the oil and natural gas assets to the reserves report. If the carrying amount exceeds the recoverable amount, then impairment would be recognized on the amount by which the carrying amount of the assets exceeds the present value of expected cash flows using proved plus probable reserves and expected future prices and costs. No write-down was required for the period ended August 31, 2008.

Foreign Currencies
Assets and liabilities denominated in currencies other than Canadian dollars are translated at exchange rates in effect at the balance sheet date. Revenue and expense items are translated at the average rates of exchange for the year. Exchange gains and losses are included in the determination of net income for the year.

Financial Instruments
The Company's financial instruments consist of certain instruments with short term maturities.  It is management's opinion that the Company is not exposed to any significant interest rate or credit risks arising from these financial instruments.  The fair value of short term financial instruments approximates the carrying value.  All of the Company's cash is held at one major financial institution.

Accounting Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of environmental obligations, AROs, rates for amortization, the impairment of oil and gas interest, determination of accrued liabilities, valuation allowance of future tax assets and determination of the variables used in the calculation of stock-based compensation. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

1354166 Alberta Ltd.
Notes to Financial Statements
(Expressed in Canadian Dollars)

August 31, 2008

2.	Significant Accounting Policies (cont’d)

Income Taxes
The Company accounts for income taxes under the asset and liability method.  Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to be reversed.  A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

Non-Monetary Transactions
Transactions in which shares or other non-cash consideration are exchanged for assets or services are measured at the fair value of the assets or services involved in accordance with Section 3830 (“Non-monetary Transactions”) of the Canadian Institute of Chartered Accountants Handbook (“CICA Handbook”).

Earnings Per Share
Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share is computed using the treasury stock method. Under this method, the diluted weighted average number of shares is calculated assuming the proceeds that arise from the exercise of stock options and other dilutive instruments are used to repurchase the Company’s shares at their weighted average market price for the period.

Future Accounting Changes

The CICA issued a new accounting standard, Section 3064, “Goodwill and Intangible Assets”. This section replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Various changes have made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new section will be applicable to financial statements relating to fiscal years beginning on or after January 1, 2009. Accordingly, the Company will adopt the new standards for its fiscal year beginning September 1, 2009. The Company is currently assessing the impact that the adoption of this standard will have on its financial statements.

The CICA has amended Section 1400, “General Standard of Financial Statement Presentation” which is effective for annual and interim financial periods beginning on or after January 1, 2008, specifically September 1, 2008 for this company to include requirements to assess and disclose the Company’s ability to continue as a going concern. The Company is currently assessing the impact that the adoption of this standard will have on its financial statements.

In January 2009, the CICA issued Section 1582 “Business Combinations”. This section is effective January 1, 2011 and applies prospectively to business combinations for which the acquisition date is on or after the first annual reporting period of the Company beginning on or after January 1, 2011 specifically September 1, 2011 for this company. Early adoption is permitted. This section replaces Section 1581 “Business Combination” and harmonizes the Canadian standards with international financial reporting standards (IFRS). The Company does not anticipate that the adoption of this standard will impact its financial results.

1354166 Alberta Ltd.
Notes to Financial Statements
(Expressed in Canadian Dollars)
August 31, 2008

Future Accounting Changes (cont’d)

CICA Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interest” replaces CICA Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial Statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. Section 1602 is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27, Consolidated and Separate Financial Statements. These standards are effective for the Company for interim and annual financial statements beginning on or after January 1, 2011, specifically September 1, 2011 for this company. The Company has not yet determined the impact of the adoption of these changes on its Financial Statements.

Effective September 1, 2008, the Company will adopted CICA Handbook Section 3031, Inventories which replaced Section 3030 and establishes new standards for the measurement and disclosure of inventories. The main features of the new Section are as follows:

•	Measurement of inventories at the lower of cost and net realizable value
•	Consistent use of either first-in, first-out or a weighted average cost formula to measure cost
•	Reversal of previous write-down to net realizable value when there is a subsequent increase to the value of inventories.

The adoption of Section 3031 is not expected to have an impact on these financial statements.

CICA Handbook Section 1535, Capital Disclosures, requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such noncompliance. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. There is no significant impact of the adoption of this standard on the Company’s results of operations; additional applicable disclosures have been made in these financial statements

Effective October 3, 2007, the Company adopted the recommendations of CICA Handbook Section 3855 Financial Instruments-Recognition and Measurement, Section 3861 Financial Instruments-Disclosure and Presentation, Section 1530, Comprehensive Income, and Section 3251, Equity, Section 3865, Hedges, Section 3862, Financial Instrument Disclosure and Section 3863, Financial Instrument Presentation.

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.  Upon adoption, all existing and new financial assets and financial liabilities of an enterprise must be classified as either held for trading, held to maturity, or available for sale with each classification having a different accounting treatment after the initial recognition of the asset or liability.  All financial assets and financial liabilities must be measured at fair value upon initial recognition.

After initial recognition, the financial assets are measured according to the following guidelines.  Financial assets that are classified as available for sale or held for trading must be measured at fair value.  Any gain or loss on a financial asset held for trading is recorded in the financial statements of operations and comprehensive income (loss) in the period in which it occurs.  Any gain or loss on a financial asset that is available for sale is recorded in other comprehensive income (loss) until the financial assets is derecognized at which point the cumulative gain or loss is recognized in net income (loss).  Financial assets that are classified as held to maturity should be measured at amortized cost using the effective interest method.

After initial recognition, all financial liabilities are measured at amortized cost using the effective interest rate method.

1354166 Alberta Ltd.
Notes to Financial Statements
(Expressed in Canadian Dollars)

August 31, 2008

Future Accounting Changes (cont’d)

The company has elected to apply the following classifications to each of its significant categories of financial instruments:

Asset/Liability	Category	Measurement

Cash	Held for trading	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
Notes payable	Other liabilities	Amortized cost

The standard also addresses the appropriate accounting for non-financial contracts with embedded derivatives.  The Company does not have any contracts with embedded derivatives.

Sections 3862 and 3863 establishes standards for disclosure and presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.  Additional disclosures, if required, have been added for the current period upon adoption of this new standard.

Section 1530 sets the standard for reporting and displaying of comprehensive income (loss).  It does not address issues of recognition or measurement for comprehensive income (loss) or its components.  The standard requires that comprehensive income (loss) and its individual components be presented in the Company’s financial statements.  The adoption of this policy did not have a material impact on the Company financial results for the year.

Section 3251 establishes the standards for presentation of equity and changes in equity during the reporting period.  The application of this standard did not materially change the Company’s statement of shareholders equity.

In February 2008, the Accounting Standards Board “(AcSB)” confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, for fiscal years beginning on or after January 1, 2011. The adoption date of September 1, 2011 for this company will require the restatement, for comparative purposes, of amounts reported by the Company for its year ended August 31, 2011, and of the opening balance sheet as at September 1, 2010. The AcSB proposes that CICA Handbook Section, Accounting Changes, paragraph 1506.30, which would require an entity to disclose information relating to a new primary source of GAAP that has been issued but is not yet effective and that the entity has not applied, not be applied with respect to the IFRS Omnibus Exposure Draft. The Company is continuing to assess the financial reporting impacts of the adoption of IFRS and, at this time, the impact on future financial position and results of operations is not reasonably determinable or estimable. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required, as well as system changes that may be necessary to gather and process the required information.

1354166 Alberta Ltd.
Notes to Financial Statements
(Expressed in Canadian Dollars)

August 31, 2008

3.	Oil and Gas Interests

The Company's oil and gas interests consist of a 5.1975% in natural gas wells located in the Botha area of Alberta. The Company’s interest is held in trust through a joint venture partnership.

Net book value October 3, 2007	$-
Oil and gas interest acquired:
Common shares issued	259,700
Notes payable	140,000
Asset retirement obligation acquired	3,142
Depletion	(36,843)
Net book value August 31, 2008	$365,999

4.	Notes Payable

On October 10, 2007, the Company issued unsecured notes with an aggregate face value of $140,000 to some of its shareholders. The notes carry an interest rate of 7% and are payable in quarterly installments of principal and interest.  The Company may repay the notes in whole or in part, without penalty. The notes mature on October 12, 2012. Also see note 13.

Repayment of note and interest as follows:

Total debt	$140,000
Long-term	(92,512)
47,488
Accrued interest	8,126
Current portion	$55,614

Repayment of principal on the notes payable is as follows:

2009	$47,488
2010	$27,669
2011	$29,606
2012	$35,237

5.	Asset Retirement Obligation

The Company’s asset retirement obligations result from net ownership interests in natural gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations at August 31, 2008 was approximately $9,114, which will be incurred between 2009 and 2026. A credit-adjusted risk-free rate of 7 percent and an annual inflation rate of 5 percent were used to calculate the future asset retirement obligation.

August 31, 2008
Balance, beginning of period	$-
Liabilities incurred/acquired	3,142
Accretion	218
Balance, end of period	$3,360

1354166 Alberta Ltd.
Notes to Financial Statements
(Expressed in Canadian Dollars)

August 31, 2008

6.	Accounts Receivable

Trade receivable	$62,886
Allowance for doubtful accounts	-

$62,886

7.	Share Capital

Authorized
Unlimited number of common shares
Unlimited number of preferred shares (issuable in series and attributes to be)
set by directors by way of resolution)

Issued
Common Shares	Number	Amount
Balance October 3, 2007	-	-
Shares issued for cash	5,000	$5,000
Shares issued for oil and gas interest	259,700	$259,700
Balance August 31, 2008	264,700	$264,700

Weighted Average Outstanding Shares

			Fraction of
	Shares	Outstanding	Period	Weighted
	Issued	Shares	Outstanding	Average

October 3, 2007 to October 9, 2007	100	100	6/332	2
October 10, 2007 to October 16, 2007	259,700	259,800	7/332	5,478
October 17, 2007 to August 31, 2008	4,900	264,700	319/332	254,335
Weighted Average Outstanding – August 31, 2008	264,700			259,815

8.	Reconciliation to Accounting Principles Generally Accepted in the United States

The Company's accounting policies do not differ materially from accounting principles generally accepted in the United States ("US GAAP") except for the following:

Recently Issued United States Accounting Standards:

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements." SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. The Company does not expect the adoption of SFAS No. 157 to materially impact its consolidated financial statements.

1354166 Alberta Ltd.
Notes to Financial Statements
(Expressed in Canadian Dollars)
August 31, 2008

8.	Reconciliation to Accounting Principles Generally Accepted in the United States (cont’d)

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company’s future reported financial position or results of operations.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (Topic 1N), “Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”). SAB No.108 addresses how the effect of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires SEC registrants (i) to quantify misstatements using a combined approach which considers both the balance sheet and income statement approaches; (ii) to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors; and (iii) to adjust their financial statements if the new combined approach results in a conclusion that an error is material. SAB No. 108 addresses the mechanics of correcting misstatements that include effects from prior years. It indicates that the current year correction of a material error that includes prior year effects may result in the need to correct prior year financial statements even if the misstatement in the prior year of years is considered immaterial.

Any prior year financial statements found to be materially misstated in years subsequent to the issuance of SAB No. 108 would be restated in accordance with SFAS No. 154, “Accounting Changes and Error Corrections”. Because the combined approach represents a change in practice, the SEC staff will not require registrants that followed an acceptable approach in the past to restate prior years’ historical financial statements. Rather, these registrants can report the cumulative effect of adopting the new approach as an adjustment to the current year’s beginning balance of retained earnings. If the new approach is adopted in a quarter other than the first quarter, financial statements for prior interim periods within the year of adoption may need to be restated. SAB No. 108 is effective for fiscal years ending after November 15, 2006, which for the Company would be its fiscal year beginning April 1, 2007. The implementation of SAB No. 108 is not expected to have a material impact on the Company’s results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”) – the fair value option for financial assets and liabilities including an amendment of SFAS 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement objectives for accounting for financial instruments. This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, “Fair Value Measures”. The Company is currently evaluating the impact of SFAS No. 159 on its consolidated financial statements.

1354166 Alberta Ltd.
Notes to Financial Statements
(Expressed in Canadian Dollars)

August 31, 2008

8.	Reconciliation to Accounting Principles Generally Accepted in the United States (cont’d)

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements-An Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary (previously referred to as minority interests). SFAS 160 also requires that a retained non-controlling interest upon the deconsolidation of a subsidiary be initially measured at its fair value. Upon adoption of SFAS 160, the Company would be required to report any non-controlling interests as a separate component of stockholders' equity.

The Company would also be required to present any net income allocable to non- controlling interests and net income attributable to the stockholders of the Company separately in its consolidated statements of operations. SFAS 160 is effective for annual periods beginning after December 15, 2008. The Company does not believe the adoption of FAS 160 will have a material impact on its consolidated operating results, financial position or cash flows.

In March 2008, the FASB issued FAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities” (“FAS 161”). FAS 161 changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivatives instruments, how derivative instruments and related hedged items affect an entity’s operating results, financial position, and cash flows. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early adoption is permitted. The Company is currently reviewing the provisions of FAS 161. However, as the provisions of FAS 161 are only related to disclosure of derivative and hedging activities, the Company does not believe the adoption of FAS 161 will have a material impact on its operating results, financial position or cash flows.

May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS No. 162"). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. SFAS No. 162 is effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board Auditing amendment to AU Section 411, the Meaning of
Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently evaluating the impact of adoption of SFAS No. 162 but does not expect adoption to have a material impact on results of operations, cash flows or financial position.

In May 2008, the FASB issued SFAS No. 163, Accounting for Finance Guarantee Insurance Contracts – an interpretation of FASB Statement No. 60. The premium revenue recognition approach for a financial guarantee insurance contract links premium revenue recognition to the amount of insurance protection and the period in which it is provided. For purposes of this statement, the amount of insurance protection provided is assumed to be a function of the insured principal amount outstanding, since the premium received requires the insurance enterprise to stand ready to protect holders of an insured financial obligation from loss due to default over the period of the insured financial obligation. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company does not believe the adoption of FAS 163 will have a material impact on its operating results, financial position or cash flows.

There are no material differences between the balance sheets prepared using the Canadian GAAP and the U.S. GAAP.

1354166 Alberta Ltd.
Notes to Financial Statements
(Expressed in Canadian Dollars)
August 31, 2008

9.	Financial Instruments and Risk Factors

The Company is exposed to financial risk, in a range of financial instruments including cash, other receivables and accounts payable and advances payable. The Company manages its exposure to financial risks by operating in a manner that minimizes its exposure to the extent practical. The main financial risks affecting the Company are discussed below:

The fair value of financial instruments at August 31, 2008 is summarized as follows:
	Amount	Fair Value
Financial assets

Held for trading
Cash	$51,894	$51,894

Loans and receivables
Accounts receivable	$62,886	$62,886

Financial liabilities
Other liabilities
Accounts payable and accrued liabilities	$31,822	$31,822
Notes payable	$148,126	$148,126

(g)	Credit Risk

Credit risk arises when a failure by counter parties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. Receivables from natural gas marketers are collected on the 25th day of each month following production. The Company’s policy to mitigate credit risk associated with these balances is to establish relationships with credit-worthy marketers. There are no other material accounts receivable at August 31, 2008 that the Company deemed uncollectible.

(h)	Foreign Exchange Risk

The prices received by the Company for the production of natural gas and natural gas liquids are primarily determined in reference to U.S. dollars but are settled with the Company in Canadian dollars. The Company’s cash flow for commodity sales will therefore be impacted by fluctuations in foreign exchange rates. The Company considers this risk to be limited.

(i)	Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The Company is not exposed to interest rate risk.

Based on management's knowledge and experience of the financial markets, the Company believes that the movements in interest rates that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

The Company considers this risk to be limited.

1354166 Alberta Ltd.
Notes to Financial Statements
(Expressed in Canadian Dollars)
August 31, 2008

9.	Financial Instruments and Risk Factors (cont’d)

(j)	Liquidity Risk

Liquidity risk includes the risk that, as a result of our operational liquidity requirements:

•	The Company will not have sufficient funds to settle transaction on the due date;
•	The Company will be forced to sell financial assets at a value which is less than what they are worth; or
•	The Company may be unable to settle or recover a financial asset at all.

(k)	Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by world economic events that dictate the levels of supply and demand.

The Company believes that movement in commodity prices that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

(l)	Commodity Price Sensitivity

The following table summarizes the sensitivity of the fair value of the Company’s risk management position as at August 31, 2008 to fluctuations in natural gas prices, with all other variables held constant. When assessing the potential impact of these price changes, the Company believes that 10 percent volatility is a reasonable measure. Fluctuations in natural gas prices potentially could have resulted in unrealized gains
(losses) impacting net income as follows:

	Impact on Net Income
	From incorporation October 3, 2007 to August 31, 2008
	Increase 10%	Decrease 10%
Revenue	$257,649	$210,803
Net Income (loss)	$45,979	$(867)

10.	Capital Management

The Company’s objectives when managing capital is to safeguard the entity’s ability to continue as a going concern. The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of any underlying assets. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

Currently, the Company does not have any operational cash requirements other than administrative expenditures. The Company’s revenue producing properties are fully developed and there are no further outlays or expenses projected to develop these properties at this time.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s capital management during the period ended August 31, 2008.

The Company is not subjected to any externally imposed capital requirements.

1354166 Alberta Ltd.
Notes to Financial Statements
(Expressed in Canadian Dollars)
August 31, 2008

11.	Income Taxes

The income tax provision differs from the expected amount calculated by applying the Canadian combined federal and provincial corporate income tax rate to income before income taxes. The major components of these differences are explained as follows:

(a)

Current income taxes consist of:
Amount calculated at 30% Federal and Provincial rates	$9,831
Difference resulting from:
Other differences	384
$10,215

(b)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. As at August 31, 2008 there are no material temporary differences.

12.	Segmented Information

The Company’s only segment is oil and gas exploration and production. All assets are located in Canada.

13.	Related Parties Transactions

During the period ended August 31, 2008, the company recorded an interest expense of $8,126 on its notes payable to shareholders. The amount is included in the notes payable at the year end. Also see note 4.

The related parties transactions arose in the normal course of business and have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arms length equivalent value.

14.	Subsequent Events

The Company entered into a Letter of Intent dated January 23, 2009 for the sale of 100% of its issued and outstanding shares. This transaction was finalized on February 27, 2009. The shareholders of the Company received 33.6628825 units for each 1354166 Alberta Ltd. share or $445,528 in the aggregate which represented 8,910,564 units of the acquiring company at a value of $0.05 per unit.  Each unit is comprised of (1) common share and (1) purchase warrant where each whole warrant is exercisable until February 27, 2014 to purchase one additional common share of the acquiring company at a purchase price of $0.07 per share. In addition, following the closing of the transaction the acquiring company paid $118,000 towards the Company’s notes payable.

INDEX TO EXHIBITS

1.1	Certificate of Incorporation of Bonanza Red Lake Explorations Inc. (presently known as Eugenic Corp.) dated September 22, 1978
1.2	Articles of Amendment dated January 14, 1985
1.3	Articles of Amendment dated August 16, 2000
1.4	Bylaw No 1 of Bonanza Red Lake Explorations Inc. (presently known as Eugenic Corp.)
1.5	Special By-Law No 1 – Respecting the borrowing of money and the issue of securities of Bonanza Red Lake Explorations Inc. (presently known as Eugenic Corp.)
4.1	2000 Stock Option Plan
4.2	Code of Business Conduct and Ethics
4.3	Audit Committee Charter
4.4	Petroleum and Natural Gas Committee Charter
4.5	Compensation Committee Charter
4.6	Purchase and Sale Agreement dated February 5, 2008 among Eugenic Corp., 1354166 Alberta Ltd., and the Vendors of 1354166 Alberta Ltd.
8.1	Subsidiaries of Eugenic Corp.
15.1
Consent of Schwartz Levitsky Feldman LLP with respect to the report dated November 25, 2008 (except for notes 9, 14 and 15 which are dated as of April 9, 2009) to the consolidated financial statements of Eugenic Corp. for the years ended August 31, 2008 and 2007.

15.2	Consent of BDO Dunwoody LLP with respect to the report dated November 30, 2006 to the consolidated financial statements of Eugenic Corp. for the year ended August 31, 2006.
15.3	Consent of Schwartz Levitsky Feldman LLP with respect to the report dated March 16, 2009 to the financial statements of 1354166 Alberta Ltd. for the fiscal period ended August 31, 2008.